23

08002796

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Flughafen Wien AG

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 28 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 03907 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

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DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/28/08

**FILE NO. 82-3907** Flughafen Wien AG

ARIS
12-31-07



FROM THE BEST-SELLING AUTHORS
OF "HOW TO RUN AN AIRPORT"
TO
OW!
ANNUAL REPORT 2007
VIE Vienna International Airport
Open For New Horizons.


RECEIVED
MAY 23 A
CORPORATE FINANCE

FILE NO. 82-3907


Growth in
passengers 2007
Vienna
+ 11.3%
Rome + 9.2%
Prague + 7.7%
Budapest + 4.0%
Amsterdam + 3.7%
Frankfurt + 2.6%
London + 1.3%

**FILE NO. 82-3907**

| | | | | |
|---|---|---|---|---|
| PE ratio as of [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Earnings per share in € | 4.18 | [illegible] | [illegible] | [illegible] |
| Dividend per share in € | 2.50 | [illegible] | 2.20 | 2.00 |
| Dividend yield as of [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Payout ratio as % of net profit | [illegible] | [illegible] | [illegible] | [illegible] |
| Market capitalisation as of [illegible] in € mill. | [illegible] | [illegible] | [illegible] | [illegible] |
| Stock price high in € | 82.50 | [illegible] | [illegible] | [illegible] |
| Stock price low in € | 67.00 | [illegible] | [illegible] | [illegible] |
| Stock price as of [illegible] in € | 79.00 | [illegible] | [illegible] | [illegible] |
| ATX Weighting as of [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |

[illegible]

# GROWTH AS A BESTSELLER

[illegible]

[illegible]

[illegible]


vie
Vienna International Airport
Open For New Horizons
WWW.VIENNAAIRPORT.COM

"You don't make money with inventions,
just with improvements."
— Henry Ford

FILE NO. 82-3907

# HOW TO GROW!

**TIPS AND TRICKS TO EXPAND YOUR AIRPORT BUSINESS**



VIE Vienna International Airport

Open For New Horizons.

FILE NO. 82-3907

# Growth

Why should you want to grow continuously? To stay ahead of the competition!



**HOW TO GROW!**

Responsible:
Christian Domany, Herbert Kaufmann, Gerhard Schmid
(all members of the Management Board of Flughafen Wien AG)

Published by: Flughafen Wien AG, Communications/Investor Relations Department

Schwechat 2008


Concept and consulting: BCA Mensalia
Design: Rosebud, Inc.
Illustrations: Nicolas Mahler
Photography: Roman Bönsch, Franz Helmreich, Gerhard Wasserbauer, INDUSTRIE BILD
Printing and binding: Holzhausen

To order contact:
Flughafen Wien AG
P.O. Box 1
A-1300 Wien-Flughafen
www.viennaairport.com

Online edition:
http://ar2007.viennaairport.com

Published in March 2008


Wow, has that tower grown... The last time I was here, it was only this high :

FILE NO. 82-3907

# Contents

FILE NO. 82-3907

# About this book and its publisher

High-flying adventures need a stable basis for take-off – and stability is just what distinguishes Flughafen Wien AG, which serves not only as the publisher but also as the most important character in this book. As the developer, builder and operator of Vienna International Airport, it provides a full range of services to keep the airport growing. An increase of 11.3% raised the total number of passengers to 18.8 million in 2007. Its geographic location in the heart of Europe and function as a hub to the booming destinations of Eastern Europe and the entire world make Vienna International Airport a successful model for growth.

This book illustrates the potential and vision of Flughafen Wien AG for growth. It is directed to anyone who always wanted to know just why some companies grow faster than others.

The Flughafen Wien team provides an insight into this growth in the first section of the book. It shows how to meet the many challenges presented by everyday operations and explains how these challenges help employees to grow.

The next section shows the requirements and the commitment that are needed to copy the success model of Flughafen Wien AG. Programmes, actions and measures to meet the wide range of strategic challenges are covered in the section on "Strategy and Growth".

At the end of the day, success is measured by facts and figures. These can be found in abundance throughout the last part of the book, which will make the hearts of all number-loving readers beat faster.

The following symbols make reading this book just as easy as growth is for Flughafen Wien AG:

i – Info for readers in a hurry – a summary of the most important points in the following chapter.

The focal points of growth at a glance – key requirements, tips, tricks etc.

# Statement by the Management Board

## Dear Ladies and Gentlemen,

2007 was a very successful year for the Flughafen Wien Group. The development of traffic at Vienna International Airport exceeded all forecasts and again outpaced the European average of 6.5% by a significant margin. This strong growth was also reflected in sound financial indicators, which is the reason we are presenting this annual report – also with a certain degree of pride and slight tongue in cheek approach – under the motto "How to Grow". However, we would first like to summarise just what stands behind this "how" in the form of selected highlights and the challenges mastered during the past year.

Follow a multi-faceted growth strategy: Flughafen Wien AG shows you how with its focus on Eastern Europe, middle and long-haul flights and traffic with low-cost carriers.

In the pursuit of our growth strategy, we continued to concentrate on three major focal points – Eastern Europe, middle and long-haul flights and low-cost carriers. The strong development of traffic in 2007 confirmed the success of this course: the number of passengers increased 11.3% to 18.8 million. In other words, Vienna International Airport handled nearly two million passengers more during 2007 than in the previous year – or more than the entire population of the greater Vienna area. Sound increases were recorded above all in the number of passengers travelling to destinations in Eastern Europe, which rose by 24.8%, and the Middle East at 18.5%. The low-cost carriers again reported dynamic growth in 2007, with an increase of 57.2% to roughly 3.5 million passengers, and raised their share of the total passenger volume at Vienna International Airport from 13.2% to 18.7%. In addition, maximum take-off weight rose by 8.6% and flight movements by 7.3% during the reporting year.

This growth created a variety of operational challenges, which we were able to master successfully. In addition to maintaining the high quality of our services, we held the minimum connecting time at 25 to 30 minutes and thereby underscored the top ranking of Vienna among comparable airports in Europe. These efforts also resulted in excellent punctuality ratings for 2007: in a survey of 27 European airports, Vienna was one of the top five – and among airports with a comparable share of transfers, Vienna International Airport was the most punctual.

Our activities were also designed to strengthen the competitive position of Vienna International Airport through the adjustment of the tariff structure, which will provide greater support for our airline customers. We again decided to pass on the reductions in passenger-related tariffs by decreasing the landing tariff, and in doing so transfer a larger share of the occupancy risk to Flughafen Wien AG. A differentiation between passenger and cargo flights was also introduced in 2007, whereby the abovementioned tariff change applies only to passenger flights. In the Handling Segment contracts were concluded, among others, with the following customers in 2007: Air Berlin, NIKI, SkyEurope, Easy Jet, Korean Air, Delta Air Lines and Saudi Arabian Airlines. Moreover, contracts were signed with Lufthansa and Germanwings in January 2008. The market share of Flughafen Wien AG equalled 89.0% for the reporting year.

In addition to meeting a wide range of daily operating challenges, our activities during the past year focused on the implementation of growth projects. We need to expand the existing terminal facilities and substantially enlarge shopping and gastronomy areas to meet the steady increase in the number of passengers and, at the same time, maintain our high quality standards. The central part of these investments is the terminal extension, which is scheduled to open in mid-2009.

The parking capacity at Vienna International Airport was also enlarged in 2007 to meet the rising demand. We acquired Mazur Parkplatz GmbH with 5,000 spaces and started construction to increase the capacity of car park 4 by 2,250 spaces. A further highlight was the transfer of Office Park 2 to the tenant, the Austrian Airlines Group, which will use this building as its new headquarters. The acquisition of the former World Trade Center will form the basis for the Office Park 3 in the central area of the airport, after a general renovation.

The developments and investments described above had different effects on the development of our business. In spite of the tariff reduction, revenue recorded by the Flughafen Wien Group rose by 12.4% to € 521.4 million in 2007 and nearly matched the growth in traffic. Earnings before interest, taxes, depreciation and amortisation (EBITDA) reached € 191.0 million, for a plus of 12.6% over the previous year, and the EBITDA margin improved by 0.1 percentage points to 35.7%. Earnings before interest and taxes (EBIT) increased 16.1% to € 120.3 million, and the EBIT margin rose from 21.7% to 22.5%. Financial results declined from € -1.8 million to € -6.4 million, in part due to the increased use of borrowings to finance capital expenditure and the acquisition of investments in other companies. In spite of this development, earnings before taxes (EBT) rose by 11.9% to € 114.0 million. Tax expense was 9.1% higher than in the previous year. The Flughafen Wien Group recorded net profit of € 87.5 million before minority interest for 2007, compared with € 77.6 million in 2006.

i

Revenues +12.4% to € 521.4 million, EBITDA +12.6% to € 191.0 million.

As a result of this sound development, we will recommend that the Annual General Meeting on 29 April 2008 approve an increase in the dividend from € 2.20 to € 2.50 per share. Based on the 6.2% increase in the price of the Flughafen Wien share during the reporting year – compared with only 1.1% for the ATX – dividend yield equalled 3.2% in 2007.

In addition to the growth projects currently underway at Vienna International Airport, we are continuously evaluating opportunities for expansion outside our home region but within our branch. Košice Airport, in which Flughafen Wien AG holds an investment, reported an increase of 29% in the number of passengers to 443,448 for the reporting year. We also own a stake of 40.0% in Malta Airport through a consortium as well as a further 10.1% of the shares directly. This airport recorded an increase of 10.4% in the number of passengers to roughly 3.0 million in 2007. In May of the reporting year, we acquired 25.15% of the shares in Flughafen Friedrichshafen GmbH for € 7.7 million. This investment made Flughafen Wien AG the largest single shareholder of the fourth ranking regional airport in Germany, which recorded a 0.3% decrease in passengers to 655,689 during the past year.

Take a careful look at your opportunities for growth outside the airport – Flughafen Wien AG also owns investments in Malta, Košice and Friedrichshafen Airports.

For 2008 we expect continued growth in traffic, with an increase of 8.0% in the number of passengers, 6.0% in maximum take-off weight and 6.0% in flight movements. Our forecasts for the period from 2009 to 2015 are based on expected growth of 5 to 6% per year in the number of passengers. The expansion programme will continue during 2008, with construction on the extension of the existing terminal – VIE-Skylink – again forming the focal point of activities. Capital expenditure of € 320.0 million has been budgeted for 2008. Revenue should continue to grow in accordance with the development of traffic, while earnings will also be influenced by the high pace of investments and related increase in depreciation and borrowing costs.

In conclusion, we would like to take this opportunity to thank our shareholders and business partners for their confidence in Flughafen Wien AG. Our special thanks also go out to our employees, who provided an exemplary demonstration of our motto "How to Grow" each and every day.

| | | |
|---|---|---|
| **Christian Domany** | **Herbert Kaufmann** | **Gerhard Schmid** |
| Member of the Board | Member of the Board and Speaker | Member of the Board |



Christian Domany

Herbert Kaufmann

Gerhard Schmid

FILE NO. 82-3907

# A Committed Team

**An airport can only grow when every single member of the team grows too!**



1

# The Team of Flughafen Wien AG

**In this chapter**
- Information on the Management Board and Supervisory Board
- Organisational structure and areas of responsibility
- € 809,000 spent on training programmes

## Management

You need the right overview to grow – create clear structures.

The Management Board of Flughafen Wien AG was appointed by the Supervisory Board for a term of office extending from 1 October 2004 to 30 September 2009. The 15 departments of the corporation report to the members of the Management Board in accordance with the structure shown in the organisational chart on the following page.



FILE NO. 82-3907


... and then we decided to hire a troop of boy scouts to help people over the apron.

## Organisational Structure by Function

**Management Board**
Christian Domany

- **Human Resources** – Christoph Lehr
- **Finance & Accounting** – Franz Imlinger
- **Real Estate & Center Management** – Werner Hackenberg
- **Planning & Construction** – Andrea Faast

**Management Board**
Herbert Kaufmann

- **Strategy & Controlling** – Andreas Schadenhofer
- **Secretary General** – Johannes Freiler
- **Corporate Communications** – Michael Kochwalter
- **Airline & Terminal Services** – Friedrich Lehr

**Management Board**
Gerhard Schmid

- **Quality Management & Org. Development** – Christine Kargl
- **Internal Audit** – Günter Grubmüller
- **Environmental Controlling** – Christian Röhrer
- **Airside Services** – Karl Schleinzer
- **Handling Services** – Ernest Eisner
- **Technical Services** – Peter Niedl
- **Information Systems** – Ernest Eisner

**Joint Signatories**

- Ernest Eisner
- Johannes Freiler
- Werner Hackenberg
- Michael Höferer
- Franz Imlinger
- Friedrich Lehr
- Karl Schleinzer
- Michael Tmej

# The Management Board

**Member of the Board: Christian Domany**
Born 1952, began his career at Creditanstalt Bankverein after completing his studies in business administration. In 1984 he joined the Austrian industrialist association, where he served as head of the personnel, finance and organisation section as well as deputy general secretary. After his appointment as general secretary of the Austrian savings bank association in 1997, he became general secretary of the Austrian federal economic chamber three years later. On 1 October 2004 he was appointed to the Management Board of Flughafen Wien AG where he is responsible for property and centre management as well as personnel, finance and accounting, and the planning and construction service units.

**Member and Speaker of the Board: Herbert Kaufmann**
Born 1949, worked as an engineer with various Austrian and foreign companies while studying macroeconomics. In 1975 he joined the chamber of labour of the Province of Lower Austria, where after two years he was appointed head of the economics department and was made director in 1985. He also served as a member of the Lower Austrian and Austrian parliaments. He was appointed member and speaker of the Management Board of Flughafen Wien AG in 1999 where he is responsible for airline and terminal services, the secretariat, communications and investor relations and strategy and controlling.

**Member of the Board: Gerhard Schmid**
Born 1957, started his career as an engineer with Böhler AG (Seibersdorf Research Centre). In 1979 he joined Municipal Department 46 of the City of Vienna, which is responsible for the technical aspects of traffic planning. He was appointed manager of the office of Mayor Helmut Zilk in 1987. In 1993 he joined the auditing department of Vienna International Airport, where he became manager in 1995. Schmid was appointed head of technical services in 1997, and two years later advanced to become a member of the Management Board of Flughafen Wien AG. His responsibilities include handling and airside services, information systems, technical services, quality management, environmental controlling and internal audit.

FILE NO. 82-3907

# The Supervisory Board

**Chairman**
Johannes Coreth, Member of the Board of Niederösterreichische Versicherung (since 9 May 1997)

**Deputies**
Karl Samstag, (former) General Director of Bank Austria Creditanstalt AG (since 22 April 2004)
Alfred Reiter, Chairmen of the Board of Investkredit Bank AG (ret.) (since 11 May 2001)

**Members (shareholder representatives)**
Erwin Hameseder, General Director of Raiffeisen-Holding NÖ-Wien reg. Gen.m.b.H. (since 22 April 2004)
Christoph Herbst, attorney-at-law (since 25 April 2002)
Franz Lauer, General Director (ret.) of Wiener Städtische Versicherung AG (since 7 May 1998)
Hans-Jörgen Manstein, Manstein Zeitschriftenverlag GesmbH (since 24 April 2003)
Alfons Metzger, Metzger Realitäten Group (since 25 April 2002)
Karl Skyba, (former) General Director of Wiener Stadtwerke Holding AG (since 22 April 2004)

**Delegated by the Works' Committee**
Manfred Biegler, Chairman of the Salaried Employees' Works Committee
Gerhard Gager, Chairman of the Waged Employees' Works Committee (up to 25 April 2007)
Eduard Oettl, Salaried Employees' Works Committee
Dieter Rozboril, Vice-Chairman of the Waged Employees' Works Committee (Chairman as of 26 April 2007)
Thomas Schäffer, Vice-Chairman of the Salaried Employees' Works Committee
Karl Hromadka, Vice-Chairman of the Waged Employees' Works Committee (as of 26 April 2007)

**Representative of the Supervisory Authorities**
Rolf A. Neidhart

The terms of office for the members elected by the annual general meeting expires with the annual general meeting that will decide on the release from liability for the 2007 financial year.

**Members of the Presidium and Personnel Committee**
Johannes Coreth
Karl Samstag
Alfred Reiter

Manfred Biegler
Gerhard Gager (up to 25 April 2007)
Dieter Rozboril (as of 26 April 2007)

**Members of the Strategy Committee**
Johannes Coreth
Karl Samstag
Alfred Reiter
Christoph Herbst
Alfons Metzger

Manfred Biegler
Gerhard Gager (up to 25.4.2007)
Dieter Rozboril
Karl Hromadka (as of 26.4.2007)

**Members of the Audit Committee**
Johannes Coreth
Karl Samstag
Alfred Reiter
Erwin Hameseder
Franz Lauer

Manfred Biegler
Dieter Rozboril
Eduard Oettl

# Employees

| Employees | 2007 | Change in % | 2006 | 2005 |
|---|---|---|---|---|
| Average number of employees for the year | 4,087 | 6.6 | 3,834 | 3,500 |
| Workers | 3,027 | 7.3 | 2,821 | 2,515 |
| Staff | 1,060 | 4.7 | 1,013 | 985 |
| Apprentices | 29 | 5.7 | 28 | 27 |
| Traffic units per employee[1] | 6,669 | 7.5 | 6,206 | 5,940 |
| Average age in years[1] | 38.7 | - | 38.7 | 38.4 |
| Length of service in years[1] | 9.9 | - | 9.9 | 9.9 |
| Percentage of women[1] | 13.1 | 0.6 | 12.5 | 12.8 |
| Training expenditures in €[1] | 809,000 | 26.2 | 641,000 | 676,000 |
| Accidents[1] | 161 | 4.5 | 154 | 163 |

1) Based on Flughafen Wien AG

More than 16,000 men and women work at the Vienna International Airport location.

The Flughafen Wien Group employed an average workforce of 4,087 in 2007, whereby 3,116 of these employees are allocated to Flughafen Wien AG. More than 16,000 men and women work at Vienna International Airport.

The average number of employees in the Flughafen Wien Group rose by 253 during the reporting year, above all due to the expansion of business activities. This additional hiring included 69 employees for the Handling Segment. The number of employees in Vienna International Airport Security Services Ges.m.b.H. (VIAS), a business unit in the Non-Aviation Segment, rose by 22% to 914 as a result of increased security measures at the airport.

**Average number of employees** by segment


Airport
378
Handling
2,089
Non-Aviation
1,465
Other
155

### Improved productivity

The number of employees in the Flughafen Wien Group has increased at a substantially slower pace than the development of traffic and total revenue. For example, the indicator "traffic per employee" rose by 7.5% to 6,669 units for Flughafen Wien AG in 2007.

# FILE NO. 82-3907

**Identification with the company and motivation**

In order to strengthen motivation and identification with the company, the compensation system for the members of the Management Board and first two levels of management includes both fixed and performance-based components. The Flughafen Wien Group does not have a stock option programme. During the 2007 financial year € 1,791,000 were distributed to employees (excluding members of the Management Board) in the form of bonuses for exceptional performance and the realisation of targeted goals. Variable payments to the heads of the corporate departments are based on the fulfilment of financial and qualitative goals, such as the results of the customer survey.

Create incentives for top performance!

**Employee foundation**

An independent private foundation was established in 2000 to give the employees of Flughafen Wien AG an opportunity to participate directly in the success of the company. This foundation holds 10% of the shares in Flughafen Wien AG, and distributes the dividends received on these shares to the company's employees. A total of € 4.6 million was dispersed during the reporting year – which reflects the dividend payment for 2006 – and corresponds to 73% of the average monthly salary or wage per employee. Distributions to employees are based on the individual annual gross salary or wage. The administration of the employee foundation is completely independent of Flughafen Wien AG and includes a managing board, supervisory board, and auditor.

The employees of Flughafen Wien AG participate directly in the success of their company through a private foundation.

**Training**

The training and continuing education policy of Flughafen Wien AG follows a clear structure. Special programmes have been developed for managers and specific organisational units. An extensive offering of seminars, which is presented in the Intranet, is available to employees after discussions with their supervisors. A training workshop led to the creation of specially designed courses for particular target groups. External programmes are also used to meet the training needs and short-term educational requirements of individual employees.

Flughafen Wien AG invested a total of € 809,000 or € 260 per employee, on training and continuing education programmes (excluding internal expenditures) during the reporting year. Within the framework of the centrally organised development programme, 53 seminars were held in 2007 and were attended by 500 employees. Examples from the offering include the third module of the management trainee programme (practice-oriented behaviour in management situations), Slovakian language courses, training for foremen, project management seminars, presentation and time management as well as the first courses on the subject of media contacts. A two-day event was also held to introduce new employees to the SAP systems used by the Group. As part of a "train the trainer" programme,

You need to learn in order to grow. Invest in the continuing education and training of your employees.

special instructions were provided to new employees who work in the handling and security areas. A cycle of interdepartmental courses was introduced to support the efficient processing of guarantee cases; it was attended by 50 employees and will be continued during the coming year. In autumn 2007 a new series of seminars was launched for managers on the subject of employee assessments, which will also include follow-up workshops and individual coaching in 2008.

A series of "Business Breakfast" discussions – at which top managers report on their experiences – was introduced to provide new impulses for managers in their day-to-day activities, and will be continued in 2008. "Airport know-how" events were also organised to give employees better insight into operating processes and the complexity of the Group, and thereby improve the general understanding between departments.

**Development of future managers**

The management trainee programme was restarted in June 2007 with six university graduates after a one-year pause. In order to underscore the international aspects of this curriculum, two foreign participants were also selected. Trainees learn about the various departments of Vienna International Airport and other companies in the airline branch through job rotation in Austria and other countries, with each position lasting one to two months. This one-year programme is designed to prepare talented management candidates for their future careers with Flughafen Wien AG.

**Apprenticeship training**

Flughafen Wien AG had an average of six commercial and 23 technical apprentices in 2007. The range of apprenticeship programmes offered by the company is extensive and includes office administrator, electrical technician, automobile mechanic/electrician, electrical equipment mechanic, agricultural machinery mechanic, sanitary/air conditioning/ventilation systems technician and machinist. A separate workshop was outfitted for the technical programmes, where theoretical information is provided as an addition to the practice-oriented classes in the individual


L

workshops. The administrative trainees work in a wide variety of departments during their three-year apprenticeship period based on a proven rotation principle, in order to learn about the company from various perspectives and understand its complexity.

In addition to weekly English courses, a "Welcome Package" for the first week of work, IT schooling and regular training activities, individual coaching for English was introduced in 2007 to better meet the specific needs and achievement levels of the apprentices. The continuing participation of Flughafen Wien AG in the international "Leonardo da Vinci" exchange programme for technical apprentices with Munich Airport was extended in 2007 to also give commercial apprentices foreign experience through a one-week stay at Malta Airport. Moreover, networking between the apprentices is supported by joint activities such as sports events and company trips.

i

Flughafen Wien AG is training 29 young people, and has received numerous awards for its innovative apprentice training programme.

In 2007 Flughafen Wien AG participated in the first Austrian apprenticeship day as well as the Vienna apprenticeship day for girls. The company also ranked second among industrial corporations in a special award presented by the Austrian Federal Economic Chamber, which is given to the most innovative apprenticeship training programmes. Flughafen Wien AG took part in the Job Jet Fair, an apprenticeship job market, for the first time in 2007, to provide qualified young people with information on the professional opportunities that are available at Vienna International Airport.

**International exchange programme**
Activities during the reporting year not only involved the increased exchange of apprentices with Munich Airport, but also focused on cooperation with Malta Airport in order to promote the sharing of international experience. After working trips by employees of Malta Airport to Vienna in 2006, the return visits took place in 2007. The participants received wide-ranging insight into local corporate structures and processes, and were able to establish a basis for future cooperation projects.

**Voluntary benefits**

Flughafen Wien AG has introduced numerous voluntary measures to meet the needs of its employees in the best way possible. One special example is the award-winning day care centre with extended opening times, which provides parents in shift jobs with excellent facilities for their children directly at the airport. The company also provides free transportation via the City Airport Train (CAT) and numerous bus connections to neighbouring communities, and supported this transportation at a cost of € 728,000 in 2007. Meal subsidies have been granted in the form of credit vouchers for many years, and were increased by 25% per working day to a total of € 424,000 during 2007. As a support for individual pension planning, Flughafen Wien AG transfers 2.5% of monthly salaries and wages for its employees to a company pension fund, and employees have the option to make a matching contribution of the same amount. In addition, group agreements provide employees with special conditions for supplementary health and accident insurance as well as financial support.

Take the needs of your employees seriously. They are the people who really help you grow.

A wide variety of working time models as well as facilities like the day care centre resulted in a third place award for Flughafen Wien AG in the annual ranking of companies that are friendliest to families and women, which was presented by the province of Lower Austria for 2007.

**Work safety and health**

The regular on-site evaluation of working areas continued during the reporting year. A number of opportunities were identified to further improve work safety and health, and most of the necessary measures have already been implemented.

The number of accidents per 1,000 employees rose slightly from 154 in 2006 to 161 for 2007, but the number of accidents per 1,000 flight movements fell by 3%. A total of 335 men and women took part in the mandatory safety training course for new employees. The interdisciplinary prevention programme offered by Flughafen Wien AG was supplemented by a broad range of medical services that included routine examinations and vaccinations as well as health and psychological counselling. The "Sicher und X'sund" health programme, which is held in the company's "Bewegungspoint" fitness centre, was well received by employees in 2007.

# An Attractive Offering

Cut your costs, but don't pinch pennies on your customers!


happy
hour
2

# Corporate Governance

**In this chapter**

- Flughafen Wien AG renews declaration of compliance and implements all new requirements of the Austrian Corporate Governance Code in 2007
- Full disclosure of Management Board and Supervisory Board remuneration
- Equal treatment for all shareholders

Flughafen Wien AG works to strengthen the confidence of its shareholders, customers, employees and the general public through transparent and sustainable management. The primary goal is to ensure a continuous and sustainable increase in the value of the company in accordance with the interests of diverse stakeholder groups. The development and implementation of related policies are based on the principles and regulations of the Austrian Corporate Governance Code, which was introduced in October 2002 and has since been amended several times, as well as recognised international standards.

## Statement of compliance

Flughafen Wien AG hereby confirms its commitment to comply with the Austrian Corporate Governance Code in the version dated June 2007, which was originally issued in March 2003.

## Comply-or-explain rules

The Austrian Corporate Governance Code contains comply-or-explain rules that are classified as recommendations, but any non-compliance must be explained. Flughafen Wien AG meets all regulations of the code with the exception of Article 16, and explains this deviation as follows: the Management Board of the company does not have a chairman but one



member of this body has been designated as speaker. This ensures representation for the joint interests of the Management Board both inside and outside the company. Since the Management Board of Flughafen Wien AG is comprised of three persons, a "deadlock" is not possible on resolutions voted on by this body.

## Management Board and Supervisory Board

The Management Board works closely with the Supervisory Board, and the actions of both bodies are based on the principles of good corporate governance in order to create a lasting increase in the value of the company. The Supervisory Board held eight meetings during 2007 to discuss and handle a wide variety of issues. Special topics are first examined by the Executive and Personnel Committee, Strategy Committee or Audit Committee before they are passed on to the full Supervisory Board for discussion and decision. These committees held a total of 11 meetings in 2007.

You need controls in order to grow – make sure they work!

The members of the Supervisory Board of Flughafen Wien AG are listed on page 19. Information on the remuneration paid to these persons is disclosed in the notes to the consolidated financial statements on page 186, whereby the annual remuneration scheme calls for attendance fees as well as graduated payments for the chairman, vice-chairman and ordinary members. As required by the Austrian Corporate Governance Code, the Supervisory Board has established criteria to determine the independence of its members. These criteria are available for review on the company's website under www.viennaairport.com under the menu point "Investor Relations". All members of the Supervisory Board of Flughafen Wien AG have confirmed their independence, and thereby meet rules 39 and 53 of the code.

## Remuneration of the Management Board

The remuneration for the members of the Management Board is comprised of a fixed and a performance-based component as well as compensation in kind. The criteria for the performance-based component are determined each year together with the Supervisory Board on the basis of corporate goals. Details on this remuneration are provided on page 186 of the notes to the consolidated financial statements. The company has concluded a reinsurance policy to cover pension claims by the members of the Management Board, which are based on fixed compensation in accordance with a social security scheme. The employment contracts with the members of the Management Board were concluded for a period of five years. If there is no important reason for the premature termination of these contracts, dismissal will result in full payout to the involved member. The Management Board also has claims to severance compensation, which reflect the general provisions of Austrian labour law. There are no special agreements in the event of a possible takeover offer, and no stock options have been granted.

## Representatives of free float shareholders

The 13th Annual General Meeting of Flughafen Wien AG on 24 April 2003 elected the following persons as representatives of free float shareholders: Christoph Herbst, Franz Lauer and Alfons Metzger as well as Hans-Jörgen Manstein, in particular as a representative for small shareholders.

**Shareholder structure as of 31.12.2007**


Province of Lower Austria 20%
City of Vienna 20%
Employee foundation 10%
Free float 50%

## Shareholder structure and voting rights

All shares in Flughafen Wien AG are bearer shares of common stock. The only announced syndication contract is the agreement concluded between the city of Vienna and the province of Lower Austria. The major provisions of this syndication contract are described in the management report on page 88. Any changes in the shareholder structure that exceed the limits defined by the Austrian Stock Corporation Act are disclosed in accordance with these regulations. The exercise of voting rights is regulated by § 13 of the Articles of Association of Flughafen Wien AG and supports the "one share – one vote" principle. This document is available for review on the company's website – www.viennaairport.com – under the menu point "Investor Relations/Articles of Association".

## Internal audit and risk management

Create an effective risk management system and have it evaluated by external experts!

The internal audit function reports directly to the Management Board of Flughafen Wien AG. Each year this department prepares an audit schedule for the following 12 months as well as a report on its activities during the past financial year, which are reviewed by the Management Board and Audit Committee. The effectiveness of risk management is evaluated by the auditor based on these documents and other information provided by the company. The auditor's report is distributed to the Management Board and Chairman of the Supervisory Board, and subsequently presented to the full Supervisory Board.

## External evaluation

An external evaluation of compliance with the provisions of the Austrian Corporate Governance Code during the 2007 financial year was prepared by O. Univ.-Prof. DDr. Waldemar Jud Unternehmensforschungs GmbH. The results of this analysis are available for review on the website www.viennaairport.com, under the menu point "Investor Relations/Shareholders' Service".

## Annual financial statements according to the Austrian Commercial Code

The financial statements of Flughafen Wien AG as prepared in accordance with the Austrian Commercial Code are available at the headquarters of the company. Interested parties may order copies by e-mail under investor-relations@viennaairport.com or by telephone under ++43-1-7007-22826. The financial statements are also available for review under www.viennaairport.com, menu point "Investor Relations".

## Compliance rules

Flughafen Wien implemented the Issuer Compliance Regulations (in the version dated 1 November 2007) by issuing a separate corporate guideline. The company has established permanent areas of non-disclosure to prevent the misuse or distribution of insider information, and also creates ad-hoc areas as needed. These areas of non-disclosure cover all employees and corporate bodies of Flughafen Wien AG in Austria and other countries as well as external service providers who have access to insider information. A variety of organisational measures and control mechanisms has also been implemented to monitor these processes on a regular basis. The compliance officer of Flughafen Wien AG reports to the Supervisory Board each year, and also prepares a written statement on his activities that is filed with the Austrian Financial Market Authority.

## Ad-hoc publications and directors' dealings

The ad-hoc publicity requirements are also met through announcements on the company's website. During the reporting year there were no purchases or sales of Flughafen Wien shares by members of corporate bodies or managers (directors' dealings) that would be subject to the reporting requirements of the Austrian Stock Exchange Act.

i

No directors' dealings in 2007.

# Flughafen Wien Shares

**In this chapter**
- Flughafen Wien share tops ATX with annual performance of 6.2%
- Dividend increase of 13.6% to € 2.50 per share
- Increased coverage by financial institutions

## Development of capital markets

2007 was a turbulent year for international capital markets. The first six months were marked by steady gains and in part new record highs, but the second half of the year brought a fundamental change in the general mood. The growing mortgage crisis in the USA, combined with the weakness of the US dollar and high raw material prices, had a strong negative effect on investor confidence. The Dow Jones, which closed the previous year with a plus of 16%, lost 14% in 2007. Based on the FTSE 300 Eurotop, the European market gained only 1.6% compared with 16% in the previous year. In contrast, the leading German DAX index matched the prior year momentum with an increase of 22%. After four years of dynamic growth, the Vienna Stock Exchange was also more subdued in 2007. The leading ATX index topped the 5,000-mark for the first time in July, but massive losses were recorded throughout the remainder of the year and limited the increase to a slight 1.1% by year-end. In spite of this development, the total market capitalisation of the companies listed on the Vienna Stock Exchange rose to a historical high of € 157 billion in 2007.

i

Turbulent second half-year on international capital markets in 2007; Vienna ATX closes only slightly above the prior year.


An International Focus
Head for the frontier. From there you can see how far you can really grow!
I see ... you have a growth problem. Well, we can easily take care of that.
Vie

## Performance of the Flughafen Wien share

Flughafen Wien AG clearly outperforms the ATX with a plus of 6.2%.

The Flughafen Wien share outperformed the ATX by a significant margin, rising by 6.2% in 2007. With a recommended dividend of € 2.50 per share, the dividend yield equales 3.2% based on the closing price for the reporting year (2006: 3.0%). The 14.2% increase in earnings per share to € 4.18 underscores the steady positive development of Flughafen Wien AG.

The stock market turnover of Flughafen Wien shares rose by 39.4% to € 1,547.7 million in 2007 (2006: € 1,110 mill.). On the Austrian Futures and Options Exchange, 14,268 (2006: 23,831) contracts with a volume of € 108.4 million (2006: € 151.6 mill.) were traded for Flughafen Wien shares. Based on the number of contracts traded, the share ranked 12th (2006: 10th) among the top stocks traded in Vienna. The weighting in the ATX Prime was 1.84% at year-end 2007.

**The Flughafen Wien Share** Indexed (1.1.2007 = 100)


110
108
106
104
102
100
98
96
94
92
Jan. 2007
Feb.
Mar.
Apr.
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb. 2008
ATX
Flughafen Wien

## Stock market listings

The Flughafen Wien share has traded on the Vienna Stock Exchange since 1992. The company's share capital totals € 152,670,000 and has been divided into 21,000,000 registered common shares since November 2000. These shares can be purchased and sold in continuous trading on the Vienna Stock Exchange, and represent base values for the ATX and ATX Prime Market as well as the Austrian Futures and Options Exchange. The shares are also traded over-the-counter on exchanges in Berlin, Munich, Stuttgart, Frankfurt and Hamburg. In addition, the Flughafen Wien share has traded internationally in London's SEAQ over-the-counter market since October 1994. An ADR Programme was established in the USA at the end of 1994, where one share of Flughafen Wien stock corresponds to four American Depository Receipts.

**Ticker symbols**

| | |
|---|---|
| Reuters | VIEV.VI |
| Bloomberg | FLUG AV |
| Datastream | O:FLU |
| ISIN | AT0000911805 |
| ÖKB-WKN | 091180 |
| ÖTOB | FLU |
| ADR | VIAAY |

**Information on Flughafen Wien shares**

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Share capital in € mill. | 152.67 | 152.67 | 152.67 |
| Number of shares in mill. | 21 | 21 | 21 |
| Share price on 31.12. in € | 79 | 74.4 | 60.49 |
| Annual high in € | 82.50 | 76.35 | 61.2 |
| Annual low in € | 67.00 | 51.94 | 49.1 |
| Market capitalisation as of 31.12. in € mill. | 1,659 | 1,562.4 | 1,270.3 |
| Earnings per share in € | 4.18 | 3.66 | 3,54 |
| Price/earnings ratio[1] | 18.9 | 20.4 | 17.1 |
| Price/cash flow ratio[1] | 10.1 | 11.0 | 8.0 |
| Dividend yield in %[1] | 3.2 | 3.0 | 3.3 |
| Pay-out ratio in % | 59.9 | 60.2 | 56.5 |

1) based on price at year-end

FILE NO. 82-3907

## Investor Relations

Present your growth fantasy to investors in a convincing manner and make sure there is a steady flow of information.

Flughafen Wien AG pursues an active and, above all, transparent information policy to make it possible for capital market participants to correctly value the company's share. The latest developments are communicated to all stakeholders in a detailed, timely and accurate manner. In addition to quarterly reports, Flughafen Wien AG issues monthly reports on the development of traffic. Regular presentations are held for analysts and institutional investors, and are also made available on the company's website. During 2007 management reported on the development of the company at numerous investor conferences in Paris, Zurich, London, Dublin, USA and Canada.

The following financial institutions published analyses on the Flughafen Wien share during the reporting year: Berenberg Bank, Hamburg; Citibank, London; Credit Suisse, London; Dresdner Kleinwort, London; Deutsche Bank, London; HSBC, London; ERSTE Bank, Vienna; Euromobiliare, Milan; JPMorgan, London; Lehman Brothers, London; Raiffeisen Centrobank, Vienna; Sal. Oppenheim, Frankfurt; UniCredit, Vienna and WestLB, Düsseldorf.

Private shareholders of Flughafen Wien AG were given an opportunity to take a first-hand look behind the scenes at Vienna International Airport on two days in November and December. The company was also represented at the "Gewinnmesse" in 2007, which is the most important trade fair for the general investing public in Austria.

**Traffic Results for 2008**

| | |
|---|---|
| March | 11 April 2008 |
| April | 15 May 2008 |
| May | 12 June 2008 |
| June | 11 July 2008 |
| July | 13 August 2008 |
| August | 12 September 2008 |
| September | 10 October 2008 |
| October | 13 November 2008 |
| November | 11 December 2008 |

**Financial Calendar 2008**

| | |
|---|---|
| Annual general meeting | 29 April 2008 |
| Ex-dividend day | 5 May 2008 |
| Payment date | 7 May 2008 |
| First quarter results 2008 | 15 May 2008 |
| Interim financial report 2008 | 21 August 2008 |
| Third quarter results 2008 | 20 November 2008 |

**Contact**
Robert Dusek
Tel.: +43/1/7007/23126
e-mail: r.dusek@viennaairport.com or
investor-relations@viennaairport.com

## Additional information

Additional information on Flughafen Wien AG and Vienna International Airport as well as an interactive version of this annual report is provided on the company's website under www.viennaairport.com. The Flughafen Wien shareholder service (see the registration card at the end of this annual report) also provides a wide range of printed information on the company.

## Recommendation for the distribution of profit

The 2007 financial year closed with distributable profit of € 52,505,652.47. The Management Board of Flughafen Wien AG recommends payment of a dividend of € 2.50 per share, for a total distribution of € 52,500,000 and the carryforward of the remaining € 5,625.47.

Management Board of Flughafen Wien AG recommends increase in dividend from € 2.20 to € 2.50.

Schwechat, 26 March 2008
The Management Board

| | | |
|---|---|---|
| **Christian Domany**<br>Member of the Board | **Herbert Kaufmann**<br>Member of the Board<br>and Speaker | **Gerhard Schmid**<br>Member of the Board |



# Flughafen Wien AG

**In this chapter**

- Scope of activities and operating segments
- Overview of investments
- Success factors

Flughafen Wien AG – which has traded on the Vienna Stock Exchange since 1992 – is the developer, builder, and general operator of Vienna International Airport, and provides a full range of services to carry out these functions. Supported by an advantageous geographical position in the heart of Europe, the airport has successfully positioned itself as one of the key hubs to the rapidly growing destinations of Central and Eastern Europe. The company's growth is also driven by the positive development of demand for flights to the Far East and Near East as well as the steady expansion of the low-cost carriers.

use every corner of your airport for well-planned growth!

**Key Data on Vienna International Airport**

| | |
|---|---|
| Population in market area in mill. | approx. 14 |
| Total area in $km^2$ | approx. 10 |
| Companies on site | 230 |
| Airlines[1)] | 68 |
| Destinations[1)] | 192 |
| Employees in the Flughafen Wien Group[2)] | 4,087 |
| Total employees on site | approx. 16,000 |
| Passengers in mill. | 18.8 |
| Flight movements | 254,870 |
| Pieces of baggage handled in mill. | 17 |
| Cargo (incl. trucking, in tonnes) | 272,362 |
| Check-in counters | 134 |
| Parking positions, maximum | 85 |
| Thereof docking positions | 20 |
| Rentable cargo space in $m^2$ | 49,008 |
| Rentable office space in $m^2$ | 75,950 |
| Selling space in shops in $m^2$ | 7,333 |
| Selling space for gastronomy in $m^2$ | 4,034 |
| Parking spaces, indoor | 8,728 |
| Parking spaces, outdoor | 7,615 |
| Parking spaces Mazur | 5,000 |

1) As of 31.12.2007 2) Average number of employees for 2007


Time is Money
Get your passengers to their destinations quickly,
so they'll be happy to come back!
I'm already on my way! That thing with the tubes works great.

# The three operating segments of Flughafen Wien AG

Create clearly distinct business units and well-defined responsibilities. That is the only way to measure success in detail.

### Airport Segment

The Airport Segment covers all services that are required to run Vienna International Airport: the operation and maintenance of aircraft movement areas and the terminal as well as the wide variety of equipment required for passenger and baggage handling – but also the current extension of the existing terminal – VIE-Skylink. The administration of the VIP & Business Center and lounges, rentals, flight operations, fire department, medical facilities, access control and winter services are the responsibility of this business unit, as are the support of existing airlines and acquisition of new customers. The primary strategic objective of the Airport Segment is to guarantee runway and terminal capacity over the medium and long-term. In 2007 the Airport Segment generated 46.5% (2006: 45.6%) of revenue recorded by the Flughafen Wien Group.

### Handling Segment

The Handling Segment supplies a broad range of services for scheduled, charter and general aviation flights. These services include the loading and unloading of aircraft, transportation of passengers, crews and catering materials as well as cabin cleaning and the towing and de-icing of aircraft. The employees in the Handing Segment also prepare flight documents, perform security and management duties, handle air cargo and trucking, operate the import warehouse and perform various services for private aircraft that include handling, fuelling and parking. The Handling Segment positions itself as a professional and profitable full-service supplier. Qualified personnel, optimised workflows, flexible products and tariffs, and innovative technical solutions allow this business unit to guarantee high quality and transfer times that are among the shortest in Europe. The Handling Segment generated 28.2% of revenue recorded by the Flughafen Wien Group in 2007 (2006: 30.1%).


SELF STORAGE



**Non-Aviation Segment**
The Non-Aviation Segment provides various services to support airport operations, including shopping, gastronomy, parking, the rental of advertising space, security services, the development and marketing of real estate, traffic connections, technical services, construction management, and consulting services. This segment is also responsible for telecommunications, data processing, energy supply and waste disposal services for the roughly 230 companies located at Vienna International Airport. The share of Group revenue generated by the Non-Aviation Segment in 2007 equalled 25.3% (2006: 24.3%).

## Subsidiaries and Investments of Flughafen Wien AG


100%
100%
100%
100%
VINT
Vienna International
Beteiligungsmanagement
Gesellschaft m.b.H.
99.8%
74%
0.2%
25.15%
26%
VIE Malta
VIE Malta Ltd.
FDH
Flughafen
Friedrichshafen GmbH
VIE Indien
VIE Indien
Projektentwicklung &
Beteiligung GmbH
57.1%
1%
25% + 1 share
47.7%
MMLC
Malta Mediterranean
Link Consortium Ltd.
Airport Services
10.1%
40%
75%
- 1 share
66%
MIA
Malta International
Airport plc.
ges.m.b.H.
KSC

# FILE NO. 82-3907


50.1%
100%
100%
100%
100%
100%
7%
100%
99%
1%
100%
BBIP
BBIP Berlin-Brandenburg International Partner Verwaltungs GmbH
VOPE
VIE Office Park Errichtungs- und Betriebsgesellschaft m.b.H.
VIE BPIB
Vienna Airport Business Park Immobilienbesitzgesellschaft m.b.H.
GetService I
GetService Dienstleistungs-Gesellschaft m.b.H.
100%
General partner
100%
99%
1%
51%
BBIP KG
BBIP Berlin-Brandenburg International Partner GmbH & Co. KG
MAZUR
Mazur Parkplatz GmbH
VWTC
Vienna Office Park 3 Betriebsgesellschaft m.b.H.
GetService II
GetService-Flughafen-Sicherheits- und Servicedienst GmbH
47.7%
40%
100%
SFS
Salzburger Flughafen Sicherheitsgesellschaft m.b.H.
100%
VIAS Hellas
VIAS Hellas Ltd.
Subsidiary (>50%)
Investment (≤50%)
Indirect subsidiary (>50%)
In liquidation

# Basics of the airport business

Make sure there is a reasonable fit between growth in the number of passengers, flight movements and maximum take-off weight.

The most important indicators for measuring the success of an airport's core business are the volume of passengers, maximum take-off weight (MTOW) and the number of flight movements. Every departing passenger pays a tariff, which is collected by the airlines together with the ticket price and passed on to the airport – and in this way, both the number of passengers as well as the amount of the tariff have a direct influence on the revenues recorded by an airport. The maximum take-off weight is determined by the aircraft manufacturer for each type of aircraft, and is used to calculate landing fees.

The number of flight movements, which represents the total of all take-offs and landings, provides information on the utilisation of runways and parking capacity on the aprons. The optimal combination of these factors for Vienna International Airport is high MTOW and passenger volume, coupled with a smaller increase in flight movements and resulting optimal use of runway capacity. The runway system at Vienna International Airport currently supports a maximum of 72 flight movements per hour.

Short boarding and transfer times are key factors for establishing and maintaining the competitive ability of an airport because the total travelling time frequently plays a decisive role in the selection of a travel route. At Vienna International Airport this so-called minimum connecting time equals 25 to 30 minutes for flights within the Star Alliance, which represents a top ranking among airports in Europe. This speed is only possible because Flughafen Wien AG assumes direct responsibility for all aircraft handling services.

An airport is attractive as a provider of retail, gastronomy and advertising space because of the large number of passengers and visitors who use its facilities as well as the many men and women who work at the site. These areas of business complement the traditional functions of an airport – and in Vienna, they are increasing in importance and creating a variety of opportunities to diversify operating activities.

**Passengers** in million


2004
14.8
Thereof transfer passengers: 34.6%
2005
15.9
Thereof transfer passengers: 34.4%
2006
16.9
Thereof transfer passengers: 33.7%
2007
18.8
Thereof transfer passengers: 31.9%

**Maximum take-off weight** in million tonnes


2004
6.2
2005
6.5
2006
6.8
2007
7.3

**Flight movements** in thousands


2004
224.8
2005
230.9
2006
237.5
2007
254.9

**Cargo** (air cargo and trucking) in thousand tonnes


2004
209.6
2005
234.7
2006
265.8
2007
272.4

## Real estate
Flughafen Wien AG constructs and rents office space as well as cargo and logistics objects in keeping with the demand for facilities at the airport. The tenant base is formed above all by international corporations that utilise the unique geographical advantages of this location. These companies are provided with modern facilities designed to meet their special needs.

## Shopping and gastronomy
With roughly 27 gastronomy facilities and more than 84 shops, Vienna International Airport has reached the dimensions of a mid-sized shopping centre. The wide variety of these facilities also influences the overall image of the airport site.

## Parking
Despite the excellent connections provided by public transportation to Vienna International Airport (e.g. the CAT), parking still remains an important area of business for Flughafen Wien AG. The parking capacity at the airport is planned and expanded in accordance with the development of traffic.

Vienna International Airport had a total of 8,728 spaces in multi-storey car parks and 7,615 outdoor spaces as well as 5,000 spaces in the Mazur parking areas at year-end 2007.

## Advertising space
The high frequency of passengers and visitors makes Vienna International Airport an ideal location for the use of different advertising media – including neon signs, City Light showcases, banners and other objects.

## VIP-Terminal & Business Services
During the first half of 2006 Vienna International Airport opened a new state-of-the-art VIP-Terminal, which can be rented for a wide variety of events. In 2007 3,197 events were attended by 19,243 guests. Five lounges at Vienna International Airport are available to serve waiting passengers.

# FILE NO. 82-3907

## Catchment area

The accession of Austria's eastern neighbours to the European Union has made it possible for Vienna International Airport to redefine and expand its catchment area – which now covers roughly 14 million people for whom Vienna is the preferred starting point for air travel. The continuing dynamic economic recovery in these countries will also lead to a strong increase in air travel over the coming years.

For 14 million people, Vienna International Airport is the preferred starting point for air travel.

Vienna International Airport will profit from this development, not least because of its extensive network of destinations in Eastern Europe. For this reason, Vienna must not only safeguard its standing as a transfer hub between Eastern and Western Europe, but also strengthen this hub function through the acquisition of additional long-haul destinations. Flughafen Wien AG works to develop and utilise the full potential of this catchment area with extensive information and marketing activities.

**Catchment area of Vienna International Airport**



Prague
Ostrava
Košice
Munich
Linz
Bratislava
Vienna
Salzburg
Budapest
Innsbruck
Graz
Klagenfurt
Ljubljana
Zagreb
100km

**FILE NO. 82-3907**


Set the Right Course
If you want to be successful as an international hub, you need to be better, faster and more reliable than your competitors.


Since our destination is in the MIDDLE EAST, I guess we should take the MIDDLE gangway...

# Success Factors

## East-west hub

Vienna International Airport holds a leading European position with 48 destinations in Eastern Europe.

Two key factors allow Vienna International Airport to profit from its location at the heart of Europe. For passengers from the catchment area, the airport serves as a convenient departure point to a wide range of destinations in Western Europe, the Middle East and the Far East. An extensive range of direct bus connections to numerous cities in Eastern Europe as well as the railway network via the city of Vienna make the airport easy to reach. Vienna International Airport also provides an ideal link to the emerging markets of Eastern Europe with 48 destinations (in the total year 2007). The strong economic momentum in these countries is a major driver for business travel, but city tourism is also flourishing and attracting a growing number of vacationers. Vienna International Airport increased its range of destinations to Eastern Europe in 2007 to include Bourgas, Bucharest/ Baneasa, Kaliningrad and Tallinn, while Nis and Pecs were dropped from the flight schedule. This overall positive development ranks Vienna ahead of Frankfurt, a significantly larger airport.

**Number of destinations in Eastern Europe**

| | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| Vienna (VIE) | 45 | 41 | 38 | 37 |
| Frankfurt (FRA) | 37 | 37 | 41 | 38 |
| Prague (PRG) | 30 | 29 | 28 | 24 |
| Munich (MUC) | 30 | 29 | 34 | 25 |
| Budapest (BUD) | 19 | 21 | 20 | 19 |
| Zurich (ZRH) | 17 | 16 | 17 | 18 |

1) Source: A sample week (calendar week 46) in the MAX OAG data was used as an international benchmark for destinations in Eastern Europe. This permits the greatest possible comparability between the various airports based on a single data source.

**Scheduled traffic to Central and Eastern Europe**

| | Destination | 2007 | 2006 | Change in % |
|---|---|---|---|---|
| 1. | Moscow | 150,327 | 113,576 | 32.4 |
| 2. | Bucharest | 148,310 | 93,312 | 58.9 |
| 3. | Sofia | 128,482 | 79,657 | 61.3 |
| 4. | Warsaw | 97,426 | 85,027 | 14.6 |
| 5. | Kiev | 81,969 | 69,207 | 18.4 |
| 6. | Prague | 81,911 | 76,972 | 6.4 |
| 7. | Belgrade | 61,920 | 55,198 | 12.2 |
| 8. | Zagreb | 61,756 | 59,370 | 4.0 |
| 9. | Pristina | 55,005 | 52,004 | 5.8 |
| 10. | Sarajevo | 50,833 | 44,820 | 13.4 |

## Hub function

Roughly one of every three persons who use Vienna International Airport does not come directly from the catchment area, but is a transfer passenger. For this reason, Flughafen Wien AG not only works to increase the number of destinations and frequencies in the airport's flight plan, but also to strengthen the function of Vienna as an east-west hub.

## Transfer speed

The successful positioning of Vienna as a hub is dependent on maintaining the current minimum connecting time of 25–30 minutes, which represents a top rating in European comparison. This is one of the most decisive factors for ticket sales in all international reservation systems. After direct flights, these systems list other possible connections according to the total flight time and give low transfer times a priority ranking. Vienna International Airport is able to guarantee fast transfers above all because of its one-roof concept and excellent logistics system, which allow passengers to move quickly from one gate to the next. This successful system will also be installed in the terminal extension. During the reporting year Vienna International Airport registered 6.0 million transfer passengers, or 5.6% more than in 2006.

Keep your connecting time short – so your passengers will reach their destinations quickly.

**Minimum connecting time in Europe[1] in minutes**

| | |
|---|---|
| Vienna (VIE) | 30 |
| Munich (MUC) | 35 |
| Zurich (ZRH) | 40 |
| Copenhagen (CPH) | 45 |
| Frankfurt (FRA) | 45 |
| Amsterdam (AMS) | 50 |
| Brussels (BRU) | 50 |
| Paris (CDG) | 90 |
| London (LHR) | 90 |

1) Minimum Connecting Time (MCT) according to OAG Worldwide Flight Guide

## Development of traffic to the Middle East

The number of passengers travelling to destinations in the Middle East rose by 18.5% in 2007. New additions to the flight plan included Jeddah, Riyadh and Teheran/Imam Khomeini.

## High-tech handling

Handling services play a key role in minimising boarding and transfer times. In particular, the optimisation of baggage handling services has been a key focus of activities in recent years and substantial investments have been made to increase the capacity in this infrastructure. We have successfully optimised the flow of transfer baggage within the Start Alliance through the creation of our Star Connection Center – which is also an example of how we continually work to improve the customer satisfaction of airlines with on-time, secure and cost-effective services. The use of state-of-the-art technologies such as a hub control centre to guarantee the best possible management of transfer flows allows Vienna International Airport to achieve a top rating for punctuality among airports in Europe. In spite of the limitations caused by the construction work at the airport, the punctuality rating for handling services equalled 99.6% in 2007 and nearly matched the prior year level of 99.7%.

**Baggage handling**

| Year | Number of items | Peak days arrival + departure | Number of items arrival + departure |
|---|---|---|---|
| 2000 | 11,214,616 | 1.7.2000 | 50,300 |
| 2001 | 11,180,342 | 1.7.2001 | 51,600 |
| 2002 | 11,322,219 | 7.7.2002 | 51,940 |
| 2003 | 11,729,126 | 29.6.2003 | 51,660 |
| 2004 | 13,471,068 | 3.7.2004 | 60,670 |
| 2005 | 14,168,786 | 3.7.2005 | 63,792 |
| 2006 | 14,998,492 | 30.6.2006 | 69,146 |
| 2007 | 17,218,314 | 29.6.2007 | 78,548 |

## Diversified customer base

The success of Vienna International Airport is also based on the large number of destinations offered by the flight plan, which is expanded continuously through the acquisition of new airlines. With 52.6% of the total number of passengers (2006: 57.0%), the Austrian Airlines Group is the largest customer of Vienna International Airport. However, the low-cost carriers have become an increasingly important driver for the growth in traffic over recent years. These airlines generated two-thirds of the growth in passenger volume during the reporting year and handled 18.7% of the passengers using Vienna International Airport. An increase of 19.0% to roughly 1.3 million passengers ranked Air Berlin second after Austrian, followed by NIKI and Lufthansa. Fifth and sixth place were held by SkyEurope and Germanwings, both low-cost carriers. The low-cost carriers that use Vienna International Airport serve 38 destinations – primarily capital cities in Western Europe – with an average of 422 frequencies. In order to eliminate any competitive distortion, Flughafen Wien AG charges the same tariffs to both low-cost carriers and scheduled airlines.

**Number of passengers by airline**

| | 2007 | Share in %[1] | 2006 | Share in %[1] | Change in % |
|---|---|---|---|---|---|
| 1. Austrian Airlines Group | 9,871,431 | 52.6 | 9,611,224 | 57.0 | 2.7 |
| 2. Air Berlin | 1,257,972 | 6.7 | 1,057,422 | 6.3 | 19.0 |
| 3. NIKI | 1,033,343 | 5.5 | 753,221 | 4.5 | 37.2 |
| 4. Lufthansa | 1,004,106 | 5.3 | 949,654 | 5.6 | 5.7 |
| 5. SkyEurope | 633,663 | 3.4 | 920 | 0.0 | n.a. |
| 6. Germanwings | 460,536 | 2.5 | 360,352 | 2.1 | 27.8 |
| 7. British Airways | 337,564 | 1.8 | 358,358 | 2.1 | -5.8 |
| 8. Swiss | 315,731 | 1.7 | 296,635 | 1.8 | 6.4 |
| 9. Air France | 303,519 | 1.6 | 304,099 | 1.8 | -0.2 |
| 10. KLM Royal Dutch Airlines | 228,782 | 1.2 | 234,101 | 1.4 | -2.3 |
| Other | 3,321,821 | 17.7 | 2,929,739 | 17.4 | 13.4 |
| Total | 18,768,468 | 100.0 | 16,855,725 | 100.0 | 11.3 |
| Thereof low-cost carriers | 3,505,954 | 18.7 | 2,229,780 | 13.2 | 57.2 |

1) Share of total passengers at Vienna International Airport

## Competitive tariff policy

The tariff adjustments introduced by Flughafen Wien AG as of 1 January 2007 (landing, passenger, parking and infrastructure tariffs) were determined using the long-standing index formula, which was modified slightly in 2006. This formula is based on the growth in traffic and the inflation rate.

Establish a tariff policy that is consistent and fair for all customers!

The landing, parking and airside infrastructure tariffs are based on maximum take-off weight, while the passenger and landside infrastructure tariffs are based on the number of passengers. The infrastructure tariff for fuelling is derived from the quantity of fuel purchased. The maximum tariff adjustment equals the inflation rate less 0.35-times the growth in traffic, whereby this indicator is defined as the average of current and prior year traffic figures. If the average traffic growth is negative, the maximum tariff adjustment equals the inflation rate.



In preparing its tariff application as of 1 January 2007, Flughafen Wien AG also decided to pass on the reductions resulting from the index formula for passenger-related tariffs through a decrease in the landing tariff. This creates a more favourable tariff structure for the airlines and transfers a larger share of the occupancy risk to Flughafen Wien AG.

Through tariff adjustments, Flughafen Wien AG takes on more of the occupancy risk from the airlines.

The tariff guideline applicable as of 1 January 2007 distinguishes for the first time between a landing tariff for passenger flights and a landing tariff for cargo flights. This separation was necessary to reflect the third successive transfer of reductions in passenger-related tariffs to the general landing tariff. Given the nature of this transfer, an application to passenger flights seemed more appropriate. The resulting tariff changes as of 1 January 2007 were as follows:

- Landing tariff for passenger flights: -1.38%
- Landing tariff for cargo flights: +0.1%
- Infrastructure tariff airside: +0.1%
- Passenger tariff and infrastructure tariff landside: no change
- Infrastructure tariff fuelling: -2.02%

The tariffs applicable to General Aviation were adjusted as follows in accordance with the index formula:

- Landing tariff General Aviation: +0.1%
- Passenger tariff General Aviation: -0.73%
- Infrastructure tariff fuelling: -2.02%

In order to strengthen the transfer function of Vienna International Airport, the long-standing transfer incentive was raised by € 0.55 from October 2007 to May 2008. The refund to airlines that support the hub function of Vienna International Airport will equal € 8.76 per departing passenger during this period. The other incentive programmes – the destination incentive, the frequency incentive as well as the high frequency incentive – were also continued in 2007 to support the hub function.

These tariff adjustments and the partial transfer of airline occupancy risk to Flughafen Wien AG as well as the continuation of the successful incentive programmes are designed to reduce costs for the airlines and also provide support for the strategically important intercontinental routes and traffic to destinations in Eastern and Central Europe.

# FILE NO. 82-3907

## Security standards

At Vienna International Airport, security is defined as all relevant precautions and measures that are required to meet national and international standards. The related areas and functions are summarised below:

- Security headquarters are responsible for controlling access to sensitive areas of the airport.
- VIAS (Vienna International Airport Security Services Ges.m.b.H.), a wholly owned subsidiary of Flughafen Wien AG, performs these security controls on behalf of the Austrian Federal Ministry of the Interior.
- All baggage and checked items are screened, and an unbreakable chain is created between passengers and their baggage.
- Together with the Austrian Federal Ministry for Traffic, Infrastructure and Transportation, a procedure was developed to ensure the fast turnover of cargo. This procedure also meets the requirements of all relevant national and international regulations.

The most important elements of security operations at Vienna International Airport include the access control system, screening equipment for hand luggage and large baggage, access and entry control points, a screening line for passengers and wide-ranging video monitoring equipment. All relevant security processes are subjected to regular audits and inspections by national and international authorities (BMVIT, BMI-SID, TSA, IATA, ICAO, ECEC) and the airlines. Eight such evaluations took place during the reporting year and did not reveal any deficiencies.


BEEP
BEEP
BEEP
Don't worry, it's only my 'AIRPORT CONTROL' ring tone.

VIAS (Vienna International Airport Security Services Ges.m.b.H.), a wholly owned subsidiary of Flughafen Wien AG, is responsible for the control of passengers and their luggage. The contract for performance of these services was awarded by the Austrian Federal Ministry of the Interior for an unlimited period of time, and also covers the control of all persons and vehicles that enter the sensitive areas of the airport (employees working for VIE as well as the airlines, shops, etc.). VIAS is also active in other areas of business and, for example, provided assistance for 77,000 handicapped passengers in 2007. Revenue from security services rose by 18.9% to € 33.8 million in 2007, and the number of employees working in this area increased 22.0% to 914.

## Site management

Use every opportunity to convince potential customers that your location is great!

Flughafen Wien AG pursues an active airline marketing policy to emphasise the attractiveness of Vienna International Airport not only to residents in the catchment area, but also to a wide range of airlines. The company also took part in a number of airline conferences and tourism fairs during 2007, and held numerous discussions with potential customers. Ten new airlines were added to the flight plan during the reporting year, raising the destinations directly accessible from Vienna to 192.

All marketed properties are owned by the Flughafen Wien Group, with the exception of the NH-Hotel, BP petrol station, Castrol repair shop, the Billa supermarket on the exit road and the TNT building in the Cargo North area. The efficient management of these objects is guaranteed by the real estate and facility management business unit. Since 2004 rental activities have also successfully focused on tenants whose businesses are not directly related to the airport, but who are attracted by the advantages of this location. This positioning has given the Office Park 1 an occupancy rate of nearly 100%. The Office Park 2, which opened in 2007, is fully rented to the Austrian Airlines Group. In addition, Flughafen Wien AG acquired the World Trade Center during the reporting year, which will be rented as the Office Park 3 after extensive renovation.



# Size Counts

**Growth is evolution. In order to compete successfully, adjust your size now to meet the challenges of the future!**


Hey, this airport must be doing really well.

6

# Strategy and Growth

**In this chapter**
- Analysis of traffic development
- Growth factors and capacity
- Expansion and internationalisation

The growth of Vienna International Airport has outpaced the European average for a number of years.

Vienna International Airport has recorded strong and steady growth for many years, which continues to outpace the European average by a substantial margin. In order to maintain this momentum in the future, it will not only be necessary to safeguard the key success factors – which are analysed beginning on page 48 – but the operational capacity of the airport must be expanded to meet the growing demand.

**Long-Term Forecast** Number of passengers at Vienna International Airport 2000–2015


Average growth rate 2009–2010: ~6.0%
Average growth rate 2011–2015: ~5.3%
35
30
25
20
15
10
2007: +11.3%
Forecast 2008: +8.0%
11.9 11.9 12.0 12.8 14.8 15.9 16.9 18.8 20.3 21.5 22.8 24.0 25.3 26.6 28.0 29.5
2000 01 02 03 04 05 06 07 08 09 10 11 12 13 14 2015

The development of traffic at Vienna International Airport has risen steadily from 1997 to 2007 – with the exception of a temporary slowdown in traffic after the 9/11 terrorist attacks in the USA. Growth reached an average of 8.3% per year during this decade, and regularly exceeded the European average. A total of 18.8 million passengers used Vienna International Airport in 2007, which represents an increase of nearly 2 million or 11.3% over 2006. In addition, flight movements rose by 7.3% and maximum takeoff weight (MTOW) by 8.6% during the reporting year.


mr.& mrs
Schwarz

This positive development is expected to continue throughout 2008, with forecasts calling for an increase of 8.0% in the number of passengers and 6.0% each in MTOW and flight movements. For the years 2009 to 2015, estimates show average growth of 5 to 6% in the number of passengers or roughly 1 percentage point over the European average.

# Growth factors

Vienna International Airport is able to profit from the dynamic economic growth in Central and Eastern Europe because of its favourable geographic location. The catchment area comprises a total of 14 million potential passengers from the eastern provinces of Austria as well as the neighbouring regions of Hungary, the Czech Republic, Slovakia and Slovenia. Marketing activities in these areas are designed to emphasise the advantages and attractiveness of Vienna International Airport, and thereby support the optimal development of this passenger potential.

i

The development of traffic at Vienna International Airport in 2007: Eastern Europe +24.8%, Middle East +18.5%, low-cost carriers +57.2%.

A total of 48 destinations in Eastern Europe can be reached from Vienna International Airport. Travel to these cities rose by 24.8% in 2007, which further strengthened the leading role of Vienna as an east-west hub for air travel in Europe.

Above-average growth of 18.5% in the number of passengers travelling to the Middle East also made an important contribution to the development of traffic during the reporting year.

The low-cost carriers have been a strong driver for growth at Vienna International Airport in recent years. The number of passengers handled by these airlines rose by 57.2% to roughly 3.5 million in 2007, and raised their share of the total passenger volume in Vienna from 13.2% to 18.7%.

## Expansion of capacity

Make your expansion plans flexible, so they can be adjusted to meet the actual demand!

The current system at Vienna International Airport is comprised of two intersecting runways, which allow for a maximum of 72 flight movements per hour. If the forecasts for traffic growth are realised, a third runway will be required by the middle of the next decade to support further growth. After extensive discussions over a period of several years as part of the meditation process (detailed information is provided on page 66), Flughafen Wien AG filed its environmental impact statement with the responsible authorities in March 2007.

**Development of peak hours[1)]**

| Flight movements, standard busy rate (30th hour) | | |
|---|---|---|
| **Year** | **Flight movements** | **Passengers (arrival/departure)** |
| 2000 | 51 | 3,714 |
| 2001 | 52 | 3,922 |
| 2002 | 54 | 3,901 |
| 2003 | 54 | 3,864 |
| 2004 | 60 | 4,378 |
| 2005 | 61 | 4,763 |
| 2006 | 63 | 5,002 |
| 2007 | 67 | 5,338 |

1) Hour with the most flight movements

**Investments in tangible and intangible assets in € million**


350
300
250
200
150
100
50
0
28.5
61.3
79.6
115.2
185.3
319.1
207.2
193.8
2000
2001
2002
2003
2004
2005
2006[1)]
2007

1) adjusted

Investments in traffic infrastructure are generally not connected with long lead times, but ideally reflect the current level of demand. This logic makes decisions more difficult for Vienna International Airport because the actual development of air traffic is very difficult to predict – as 9/11 dramatically illustrates. In order to avoid hasty investments, Flughafen Wien AG has developed an expansion concept that is specially designed to match the growth in traffic. Numerous subprojects were realised from 2000 to 2007 in connection with this programme at a total cost of € 1,190.1 million.

**Extension of the existing terminal – VIE-Skylink**

The cornerstone of the development programme at Vienna International Airport is formed by the terminal extension. The enlargement of the existing terminal is necessary to meet the above-mentioned traffic growth as well as to support the airport's high quality standards and meet legal requirements for the separation of Schengen and non-Schengen operations. The terminal extension will follow a flexible model that allows for fast reaction to the actual growth in traffic. It will increase the "planned capacity" of Vienna International Airport to 24 million passengers per year, whereby the real total capacity will be substantially higher. An annex to the existing terminal building will maintain the so-called "one-roof" concept, while the broad overview provided by the multipurpose building design will facilitate the complex transfers between Schengen and non-Schengen passengers. The multi-functionality of the pier and short routes for passengers will also allow Vienna International Airport to maintain a minimum connecting time of only 25 to 30 minutes, which is among the fastest in Europe. The first phase of construction on the terminal extension will involve the addition of a new pier, which will add 17 aircraft positions close to the terminal. The expansion inside the terminal will create additional check-in counters, baggage transfer and sorting equipment as well as retail and gastronomy space. The opening of these facilities is scheduled for June 2009.

**Capacity and passengers**

| | 2007 | VIE-Skylink 2009 |
|---|---|---|
| Passengers in mill. | 18.8 | 20.3 |
| Check-in counters | 134 | +64 |
| Pier positions | 20 | +17 |
| Baggage carousels | 7 | +10 |
| Shopping space in m² | 8,445 | +5,000 |
| Gastronomy space in m² | 6,116 | +3,000 |

Traffic growth that exceeded expectations for the reporting year as well as the upward revision of forecasts have resulted in a need to begin specific expansion projects – above all in the terminal and security facilities – earlier than planned. Additional investments will also be required over and above the originally budgeted volume. Capital expenditure totalling € 320.0 million has been allocated for these projects in 2008.

**Non-Aviation investments in 2007**

Flughafen Wien AG makes an effort to develop all growth opportunities at the airport internally – both in the real estate sector and the management of parking areas. For example, the Office Park 2 was completed and transferred to the tenant, the Austrian Airlines Group, during the reporting year.

The former World Trade Center was acquired as of 1 January 2007 and will be operated as the Office Park 3 after renovation is completed.

In order to increase parking capacity, work was started in summer 2007 to enlarge car park 4 and add 2,250 spaces. During the third quarter of the reporting year, Flughafen Wien AG acquired Mazur Parkplatz GmbH with its 5,000 parking spaces.

## Growth opportunities outside the airport site

Don't endanger the growth of the basic business with expansion plans.

In addition to making optimal use of the value added chain at Vienna International Airport, the development of new areas of business that are independent of the airport location forms a key part of the company's strategy. These projects are concentrated on the airport business, and every expansion step must meet precisely formulated criteria. Investments are only acquired in other companies if Flughafen Wien AG can achieve a strategic influence over business operations and if an increase in value is possible. The liability and financing risks associated with all new projects must be clearly definable, and may not impair the financial strength needed for expansion and growth in Vienna. The acquisition of interests in other airports reflects a clear priority for countries in Eastern Europe. Airport projects can involve the development and operation of airport facilities as well as the provision of related consulting services.

## Investments in other airports

In 2006 66% of the shares in Košice Airport were transferred to the TwoOne Consortium, in which Flughafen Wien AG holds 50.1% of the voting rights. Košice Airport reported an increase of 29% in the number of passengers to 443,448 for the reporting year.

Flughafen Wien AH owns 40% of the shares in Malta Airport through a consortium and also holds a direct investment of slightly more than 10%. The number of passengers handled by this airport rose by nearly 10.4% to 2,970,830 in 2007.

Flughafen Wien AG has been the largest single shareholder of Flughafen Friedrichshafen GmbH since May 2007.

In May of the reporting year Flughafen Wien AG acquired a 25.15% stake in Flughafen Friedrichshafen GmbH through a capital increase, at a cost of € 7.7 million. This transaction made Flughafen Wien AG the largest individual shareholder of the fourth ranked regional airport in Germany. Public authorities continue to hold the absolute majority of shares in the company: the district of Bodenseekreis and city of Friedrichshafen each hold a stake of 14.38%, the province of Baden-Württemberg 12.44% and Technische Werke Friedrichshafen GmbH 8.92%. A total of 655,689 passengers were handled during the reporting year, for a decrease of 0.3% compared with 2006.

## Know-how transfer

Flughafen Wien AG also markets its know-how to other airports through branch-specific consulting services. Through technical service agreements the company is currently providing Malta Airport with support in the areas of strategic planning, retail business operations, personnel development and capacity management as well as airport and aviation marketing. A service agreement was also concluded in November 2007 for two projects in the southern region of India.

## Financial structure and dividend policy

In order to meet the primary strategic goal of realising a sustainable increase in the value of the company, it is necessary to create and maintain a balance between growth investments and a return to shareholders. With a dividend yield of 3.2% at year-end 2007, the Flughafen Wien share is one of the most solid investments on the Vienna Stock Exchange.

Make sure your owners receive an appropriate return on their capital.

The massive level of capital expenditure in recent years has led to a structural shift in the balance sheet. Beginning with the 2005 financial year, these investments have been financed partly with debt. As of 31 December 2007, gearing (net debt to equity) equalled 40.4%, compared with 25.2% in the previous year, and the equity ratio declined by 2.7 percentage points to 47.1%. The active management of financial liabilities is based on strict criteria and – due to the solid financial standing of Flughafen Wien AG – leads to favourable interest conditions and first-rate financing partners, such as the European Investment Bank.

# Sustainability

**Growth is the key to the future. Think about future generations and make your airport a model of sustainability!**


If all boys and girls want to be pilots or flight attendants, where are tomorrow's passengers ?
VIE Roundtable
7

# Sustainable Management

**In this chapter**
- 16,000 jobs at the airport site
- Continued mediation in the dialogue forum
- Well-considered planning for the third runway

Flughafen Wien AG measures sustainable management not only on the basis of economic success, but also in accordance with its capability to minimise the ecological impact of business activities. This approach is influenced by the conviction that a sustainable increase in the value of a company is only possible when the interests of the various stakeholder groups are taken into account.

## Driver for economic growth

Vienna International Airport serves as an important economic driver for the entire region. A study presented by Joanneum Research and the Austrian Economic Research Institute in mid-2007 indicates that 16,000 people worked at the airport site in 2006 and generated revenues of roughly € 3 billion. A further 52,500 jobs and revenues of € 6.3 billion in Austria are directly or indirectly related to Vienna International Airport. These conclusions and the developments in recent years imply that every increase of one million passengers at the airport will create 1,000 additional jobs in the Austrian economy. Accordingly, 18,000 men and women were working at the airport site as of year-end 2007.

i

Vienna International Airport is a key driver for the Austrian economy – the development of traffic triggers wide-ranging impulses for growth.

International competition makes roughly 1,200 Austrian companies and their 600,000 employees dependent on efficient flight connections. The hub function of Vienna International Airport, which is strengthened by short waiting and transfer times, provides significant benefits for the Austrian Airlines Group with its high share of transfer passengers. International corporations also view Vienna's transportation network as a positive factor for the selection of a business location, and use this area as a base for their activities in Central and Eastern Europe.

## Responsible environmental policies

Flughafen Wien AG is committed to careful and conscious interaction with the environment and resources. The company collects environmental data through extensive monitoring procedures, and uses this information to define and implement measures for the improvement of everyday work processes. Activities in 2008 will include the creation of a working group, which will guarantee the understandability of recommended measures and monitor implementation. This group will also define target values and document their attainment. For Vienna International Airport, the key environmental challenges are noise and pollution levels as well as the supply of goods, disposal of waste and the efficient use of energy. The airport's environmental indicators for 2007 are published in the Internet under www.vie-umwelt.at and in the "Umwelt Aktuell" brochure. General information is also provided in "The Environment and Aviation", a brochure that was prepared jointly by the Austrian airline companies and revised in January 2008.

### Monitoring and dialogue forum

Activities in the environmental business unit concentrated above all on issues related to the dialogue forum, its working groups and the district conferences as well as preparations for the environmental impact statement on the construction of a third runway. This business unit supervises the implementation of measures from the partial mediation contract that was signed in 2003. The website of the environmental business unit www.vie-umwelt.at was relaunched in February 2008 and also includes a substantial increase in content.

### Development of night flight movements

The mediation agreement calls for a gradual reduction in night flights.

The number of flight movements between 10 pm and 6 am remained at the prior year level of 6.9% in 2007 – however, the general increase in flight movements raised the absolute value from 45 to 48 flight movements per night. As agreed in the mediation process, the number of night flights between the hours of 11:30 pm and 5:30 am was reduced during the reporting year. Within this timeframe, there will be a step-by-step reduction to 3,000 flight movements per year until the third runway is built. The 2007 target of 5,833 flight movements was exceeded by 295 due to an increase in the number of unscheduled General Aviation and business flights as well as delays on a number of night flights. Details on night flights at Vienna International Airport can be found in the evaluation report that will be published by the dialogue forum in June 2008.

### Noise measurement

Vienna's Flight Track and Noise Monitoring System (FANOMOS) measures flight noise and uses radar data to record statistics on the flight path, speed and altitude of aircraft. In addition to data recorded by the 14 stationary measurement stations, a third mobile measurement device allowed for increase the number of mobile measurement series from 35 to 45. The results of these measurements and the analysis of deviations form the basis for an evaluation report that also includes data provided by the environment and aviation call centre that handles complaints. In comparison to the previous year, the number of complaint calls and e-mails fell by 9.5% in 2007.

## Noise reduction measures

In 2006 the noise protection programme that was defined in the mediation contract replaced the voluntary subsidies provided by Flughafen Wien AG for the installation of soundproof windows. Other expenditures for environmental protection totalled € 656,500 in 2007 (2006: € 610,000).

The noise protection programme at Vienna International Airport was presented to the residents of Kleinneusiedl, Enzersdorf/Fischa, Margarethen/ Moos, Zwölfaxing, Himberg and Grossenzersdorf. With the exception of Grossenzersdorf and Himberg, the on-site inspections required for preparation of the expert opinions have been concluded. The start of construction as defined in this programme is scheduled for the first half of 2008. Originally these measures focused on the noise zones that were expected to arise from the construction of a third runway. However, the environmental fund, the dialogue forum and the neighbourhood council agreed in 2007 to expand these zones to also include the current runway system. These additional zones are comprised primarily of residential areas that would benefit from the construction of a third runway through a reduction in noise.

Make sure you take your neighbours' interests seriously.

## Noise limits and zoning

Individual contracts were concluded with a number of communities to ensure that no areas within a defined noise zone (54 dB, in exceptional cases 55 dB) will be rezoned for residential construction in the future. In exchange, Vienna International Airport will take appropriate steps to ensure that these noise zones are not enlarged over the coming year. The goal is to separate residential areas and noise zones over the long-term.

## Air quality measurement

The quality of the air at the airport is monitored continuously. The equipment provided by Flughafen Wien AG has been integrated into the air quality measurement network of the Province of Lower Austria and is operated by the local environmental protection authorities. Measurement data can be reviewed under www.numbis.at.

## Environmental fund

One of the central requirements of neighbouring communities and citizens' initiatives was the establishment of an environmental fund to support the sustainable development of the region. Flughafen Wien AG contributes € 0.20 to this fund for each arriving and departing passenger, including transfer passengers. This contribution is tripled to € 0.60 for each passenger arriving during the night.

FILE NO. 82-3907


so you want to talk
about the environment ?

## Dialogue forum

The dialogue forum at Vienna International Airport was founded directly after the conclusion of the mediation process in 2005. This organisation is responsible for handling subjects that were not completed during the mediation process as well as issues that have arisen as a result of new developments. It includes representatives from all areas surrounding the airport. In addition to an expanded managing board with 28 members, the forum comprises a number of working groups and the district conferences for the municipalities of Gänserndorf, Bruck/Leitha, Vienna-South and the city of Vienna. This process has grown to include representatives of more than 100 communities, the province of Lower Austria and city of Vienna, the environmental authorities of these two regions and numerous other local, regional and super-regional citizens' initiatives against flight noise. In this way, roughly 20% of the Austrian population has an opportunity to directly or indirectly participate in decisions involving air traffic at Vienna International Airport. The dialogue forum – which has already received international recognition – documents its activities in various reports and on its own website (www.dialogforum.at). Additional information on the mediation process can be found in the Internet under www.viemediation.at. The dialogue forum has also created its own homepage, which can be reviewed under www.dialogforum.at.

# FILE NO. 82-3907

## Visitair Center

In September 2007 an information office was opened at Vienna International Airport, which will also allow the dialogue forum to present its activities. The Visitair Center presents an entertaining and exciting overview of Vienna International Airport as a platform for the transfer of men and women, machinery, information, communications and know-how. Four stations provide a wide range of information on Vienna International Airport: "The airport in detail" presents important numbers, data and facts. In the "neighbours" station, the dialogue forum introduces itself and also provides an overview of its functions and duties. The sound station includes a sound check, which takes an interesting approach to the subject of noise. The focal point of the exhibit is a large interactive media table, which takes visitors on a trip through time at the airport.

## Dialogue on the third runway

The current system at Vienna International Airport – which consists of two runways – will soon reach its capacity limits and make the construction of a third runway essential. For this reason, Flughafen Wien AG filed its environmental impact statement for parallel runway 11R/29L (third runway) with the responsible authorities in the provincial government of Lower Austria on 1 March 2007. An official ruling is expected at the end of 2008 or the beginning of 2009. The start of construction will only be scheduled after this approval has been received.

i

Flughafen Wien AG filed the environmental impact assessment with the province of Lower Austria in March 2007.

The planned course for the third runway is the result of extensive discussions that were held as part of the mediation process. The various interest groups (neighbouring communities, citizens' initiatives, Austro Control, Austrian Airlines, Flughafen Wien AG etc.) have selected this route as the best alternative from the standpoint of noise protection. A wide range of conditions were also defined by the mediation process, and are described above. The dialogue forum at Vienna International Airport will monitor compliance with these agreements and accompany the environmental impact assessment process. Additional information on this project is available under http://runway.viennaairport.com.

# Stability

**Investments are expensive.**
**If your airport has a stable financial basis, build on it!**


Your luggage is incredibly overweight.
Madam, I call those reserves.
8

# Group Management Report

## The Business Environment

The development of business at an airport is also determined by external factors such as the general economic environment and the international connections of the catchment area. In addition, the purchasing power of private households has a direct effect on travel behaviour.

### The economy

According to preliminary forecasts by WIFO, economic growth in the euro region declined slightly from 2.9% in 2006 to 2.6% for the reporting year. While signs of slight weakness were noted in Germany, France and Italy, Austria continued its growth course with an increase of 3.4% in GDP (2006: 3.3%). The development of the Austrian economy was again driven primarily by a strong export sector, which was able to offset the weak US dollar as well as higher raw material prices. Most of the new EU states in Eastern and South-eastern Europe also continued their dynamic growth in 2007. The Czech Republic reported a GDP increase of 5.8% and Slovakia a plus of 8.7%, but the Hungarian economy declined from 3.9% to 2.0%. In the USA even a clear loosening of the restrictive interest rate policy by the Federal Reserve was unable to prevent a slowdown in economic growth from 2.9% to 2.1%.

GDP growth, passengers and cargo in %


5
10
15
20
2003
2004
2005
2006
2007
Source:
WIFO-Economic Data
GDP growth in Austria
Passengers at Vienna International Airport
Cargo at Vienna International Airport

A comparison of GDP growth in Austria with the development of passenger and cargo traffic at Vienna International Airport underscores a decrease in the correlation between these factors over recent years. The favourable development of the Austrian export sector, robust growth in the surrounding countries and the increasing importance of the low-cost carriers have led to a steady reduction in the airport's dependency on general economic factors. Supported by the shift in the Schengen borders and sound economic development, we also expect strong impulses for growth from Austria's eastern EU neighbours in the coming years. For this reason, we intend to protect and further expand our position as the most important airport in this dynamic region with specially targeted activities.

The Austrian tourism industry recorded an increase of 1.7% in overnight stays to roughly 121.4 million and growth of 3.3% in the number of guests to 31.1 million in 2007. City tourism to Vienna closed its fifth record year in succession with a plus of 3.4% to 9.7 million overnight stays.

## The development of air traffic in Europe and Austria

Air traffic in Europe has remained on a steady upward trend after recovering from the slump caused by the 9/11 terrorist attacks in 2001. Key impulses for the growth in air travel were provided by the expansion of the European Union and the increasing importance of the low-cost carriers. The number of passengers handled by Vienna International Airport has been growing faster than the European average for a number of years.

**Development of traffic at European airports in 2007**

| | Passengers in thousands | Change vs. 2006 in % | Flight movements | Change vs. 2006 in % |
|---|---|---|---|---|
| London[1] | 127,064.1 | 1.3 | 925,996 | 1.1 |
| Paris[2] | 86,360.1 | 4.7 | 776,801 | 1.9 |
| Frankfurt | 54,161.9 | 2.6 | 479,469 | 1.1 |
| Madrid | 52,156.1 | 14.0 | 498,809 | 11.3 |
| Amsterdam | 47,793.6 | 3.7 | 435,973 | 3.0 |
| Rome[3] | 38,207.5 | 9.2 | 369,145 | 5.2 |
| Munich | 33,959.4 | 10.4 | 406,594 | 5.3 |
| Milan[4] | 33,811.8 | 7.5 | 364,053 | 4.7 |
| Zurich | 20,687.0 | 7.8 | 223,806 | 0.9 |
| Vienna | 18,768.4 | 11.3 | 254,870 | 7.3 |
| Prague | 12,478.1 | 7.7 | 171,276 | 5.1 |
| Budapest | 8,580.7 | 4.0 | 116,866 | -2.0 |

1) London Heathrow, Gatwick and Stansted
2) Paris Charles de Gaulle, Paris Orly
3) Fumicino, Campino
4) Malpensa, Linate
Source: ACI Europe Traffic Report December 2007

# The Development of Traffic at Vienna International Airport

A favourable geographic location allows Vienna International Airport to profit from the robust development of the economies in Central and Eastern Europe as well as the close connections of many Austrian companies with these markets. The catchment area of Vienna includes roughly 14 million residents, and covers the eastern areas of Austria as well as parts of Hungary, the Czech Republic, Slovakia and Slovenia.

The number of passengers using Vienna International Airport rose by 11.3% to 18.8 million in 2007, compared with a European average of +6.5%. Maximum take-off weight increased 8.6% and flight movements 7.3%. Cargo turnover totalled 272,362 tonnes, for a plus of 2.5% over the prior year, with air cargo rising 2.1% to 191,789 tonnes and trucking 3.4% to 80,573 tonnes.

Vienna International Airport was able to strengthen its leading position as an east-west hub in 2007. The 48 destinations in Eastern Europe that are included in Vienna's scheduled flight plant recorded a combined increase of 24.8% in the number of passengers. However, traffic to the Middle East also rose by an above-average 18.5%. The low-cost carriers again provided important support for growth in 2007: the number of passengers handled by these airlines increased 57.2% to roughly 3.5 million, which raised their share of total passenger volume at Vienna International Airport from 13.2% in 2006 to 18.7% for the reporting year.

## Development of passenger volume

Vienna International Airport had a total of 68 airlines in its 2007 flight plans, which generated 96.0% of passenger volume with 192 scheduled destinations. Frankfurt registered the largest number of passengers with 432,811, followed by London with 400,831 and Paris with 359,469. A ranking of East European destinations according to the number of passengers was led by Moscow with 150,327, Bucharest with 148,310 and Sofia with 128,482. The most popular long-haul route in 2007 was Bangkok with 107,156 passengers, followed by Washington with 82,823 and Tokyo with 81,496.

Air Berlin handled the most passengers in the low-cost segment with a total of 1,257,972, followed by NIKI with 1,033,343 and SkyEurope with 633,663. Eight low-cost carriers included Vienna in their scheduled flight plans during 2007.

Antalya remained the most popular charter destination in 2007, despite a decline of 13.3% in the number of passengers to 74,625. Hurghada, Monastir and Heraklion followed with a substantially lower number of passengers.

### Development of the airlines at Vienna International Airport

The Austrian Airlines Group continued to profit from its strategic focus on destinations in Central and Eastern Europe, Asia and the Middle East in 2007, and recorded further growth in traffic. Despite a decline in the share of passengers handled from 57.0% in the previous year to 52.6% for 2007, Austrian led the passenger ranking. Air Berlin ranked second with 6.7% of the total passenger volume, followed by NIKI with 5.5%, Lufthansa with 5.3% and SkyEurope with 3.4%.

**Passengers 2007** by airline


Other Airlines 22.2%
British Airways 1.8%
Germanwings 2.5%
SkyEurope 3.4%
Lufthansa 5.3%
NIKI 5.5%
Air Berlin 6.7%
Austrian Airlines Group 52.6%
Other: Swiss 1.7%, Air France 1.6%, KLM Royal Dutch Airlines 1.2%, Miscellaneous 17.7%

**Passengers 2007** by region[1]


North America 2.9%
Middle East 4.3%
Far East 5.6%
West Europe 67.9%
Africa 1.4%
Eastern Europe 17.9%

1) Departing passengers

## Tariff and incentive policy

The tariff adjustments implemented at Vienna International Airport as of 1 January 2007 (landing, passenger, parking and infrastructure tariff) were determined using the index formula that has been in effect for many years. This formula was modified slightly in 2006, and is based on the growth in traffic and the inflation rate.

In preparing its tariff application as of 1 January 2007, Flughafen Wien AG also decided to pass on the reductions resulting from the index formula for passenger-related tariffs through a decrease in the landing tariff. This creates a more favourable tariff structure for the airlines and transfers a larger share of the occupancy risk to Flughafen Wien AG.

The tariff guideline applicable as of 1 January 2007 distinguishes for the first time between a landing tariff for passenger flights and a landing tariff for cargo flights. This separation was required to reflect the third successive transfer of reductions in passenger-related tariffs to the general landing tariff. Given the nature of this transfer, an application to passenger flights seemed more appropriate.

The resulting tariff changes as of 1 January 2007 were as follows:

| | |
|---|---|
| Landing tariff for passenger flights: | -1.38% |
| Landing tariff for cargo flights: | +0.1% |
| Infrastructure tariff airside: | +0.1% |
| Passenger tariff and infrastructure tariff landside: | no change |
| Infrastructure tariff for fuelling: | -2.02% |

The tariffs applicable to General Aviation were adjusted as follows in accordance with the index formula:

| | |
|---|---|
| Landing tariff General Aviation: | +0.1% |
| Passenger tariff General Aviation: | -0.73% |
| Infrastructure tariff for fuelling: | -2.02% |

In order to strengthen the transfer function of Vienna International Airport, the long-standing transfer incentive was raised by € 0.55 from October 2007 to May 2008. The refund to airlines that support the hub function of Vienna International Airport will equal € 8.76 per departing passenger during this period. The other incentive programmes – the destination incentive, the frequency incentive as well as the high frequency incentive – were also continued in 2007 to support the hub function.

### Environmental and social aspects in 2007

Flughafen Wien AG invested a total of € 656,500 in environmental protection measures during 2007 (2006: € 610,000). Activities not only focused on efforts to optimise the supply of resources and disposal of waste at the airport, but above all on measures to reduce noise and pollutant emissions and thereby minimise the impact on neighbouring communities. The voluntary financial subsidies for the installation of sound-proof windows were replaced in 2006 by the noise protection programme defined in the mediation contract. Construction on related measures is scheduled to start during the first half of 2008. The number of air quality measurements was also increased during the reporting year to provide better information for possible remedial actions.

The Flughafen Wien Group had an average workforce of 4,087 in 2007 (2006: 3,834), making it one of the largest employer in the region. The increase over the prior year resulted in part from the sound development of traffic, but is also due to an increase in the scope of security services. Employees are offered a wide variety of training and continuing education programmes that are designed to meet their individual needs.

Workplace safety and health also form an important focal point of activities. The number of accidents per 1,000 employees rose slightly from 154 in 2006 to 161 for the reporting year, but the number of accidents per 1,000 flight movements declined by 3%. The voluntary benefits provided by Flughafen Wien AG range from a day care centre at the airport to free transportation for employees and financial support for supplementary accident and health insurance.

## Revenue

**Increase of 12.4% in revenue – growth in all three segments**

The Flughafen Wien Group recorded an increase of 12.4% in revenue to € 521.4 million for the reporting year. This strong development clearly outpaced the growth in traffic, and was supported above all by outstanding performance in the Non-Aviation Segment. However, substantial increases were also recorded by the Airport and Handling Segments in 2007.

The Airport Segment remained the largest area of business with 46.5% of revenue, whereby its share of Group revenue increased 0.9 percentage points during the reporting year. The Handling Segment followed with 28.2% of total revenue, or 1.9 percentage points less than in 2006. Sustainable growth allowed the Non-Aviation Segment to raise its share of total Group revenue by 1.0 percentage point to 25.3%.

FILE NO. 82-3907

**Revenue 2007** by segment


Non-Aviation 25.3%
Airport 46.5%
Handling 28.2%
Non-Aviation revenue to
Airport revenue: 1:1.8

The Airport Segment recorded an increase in revenue that exceeded the growth in traffic – despite the tariff reduction – with a plus of 14.6% to € 242.2 million. The airport tariffs (landing, passenger and infrastructure tariffs) have a direct effect on the development of business in this segment through the volume of traffic. The key indicators for the Airport Segment in 2007 show an increase of 11.3% in the number of passengers, 7.3% in flight movements and 8.6% maximum take-off weight, which is the determining factor for the calculation of the landing tariff.

Seat occupancy rose by 0.7 percentage points to 69.2%. In 2007 Vienna International Airport handled 1.9 million passengers more than in the previous year, whereby 66.7% of this increase is attributable to the low-cost carriers, 13.6% to the Austrian Airlines Group and 19.7% to other airlines. As a result of this development, the share of the Austrian Airlines Group in the total passenger volume at Vienna International Airport declined from 57.0% to 52.6%. The low-cost carriers handled 57.2% more passengers in 2007, which raised their share of total passenger volume by 5.5 percentage points to 18.7%.

The Handling Segment registered an increase of 5.3% in revenue to € 147.0 million for the reporting year, despite a decline in de-icing services as a result of the milder weather and ongoing strong competition. This positive development was supported above all by a plus of 2.5% in cargo and 6.6% in handling services for scheduled and charter traffic as well as a higher volume of business at the General Aviation Center.

Revenue from apron handling and traffic handling rose by 3.6%, cargo handling by 2.8% and general aviation services by 34.6%. The largest growth was recorded with SkyEurope, the Austrian Airlines Group, NIKI and Air Berlin. The average market share declined 0.6 percentage points to 89.0% in 2007.

The Non-Aviation Segment recorded above-average growth of 17.2% in revenue to € 132.2 million for the reporting year. As in the prior year, the most important drivers for this development were security services, parking and rentals. Revenue from the provision of security services rose by 18.9% in 2007. This growth was related to the implementation of an EU directive on 6 November 2006, which restricted the carrying of liquids in hand luggage, as well as the introduction of additional controls in the Pier East during the second half of 2006.

Higher capacity and price adjustments for short-term parking led to an increase of 16.8% in parking revenue. The acquisition of the World Trade Center at Vienna International Airport (now Office Park 3) and the opening of Office Park 2 during the second half of 2007 generated a year-on-year increase of € 4.9 million in rental income. Primary turnover recorded by the shops and gastronomy facilities rose by 11.9%.

**Development of revenue** in € million


2005
410.3
188.6
132.2
89.2
2006
463.9
211.3
139.6
112.8
2007
521.4
242.2
147.0
132.2
Airport
Handling
Non-Aviation

Not allocated: 2007: € 0.1 million, 2006: € 0.2 million, 2005: € 0.3 million.

## Seasonality of the airport business

Revenue and earnings recorded by Flughafen Wien AG for the first and fourth quarters of the calendar year are generally lower than the second and third quarters, which profit from the vacation season in Europe. However, the fourth quarter was the strongest in 2007 with 27.5% of annual revenue, followed by the third quarter with 26.5%, the second quarter with 24.8% and the first quarter with 21.3%. This change in the normal pattern of business resulted from the start of flights by new airlines as well as an increase in frequencies and the addition of new destinations, which were introduced above all by the low-cost carriers in the last quarter of 2007.

# Earnings

The development of earnings in the Flughafen Wien Group during 2007 can be summarised as follows:

- Operating income: +12.3% to € 535.7 million
- Operating expenses, excluding depreciation: +12.1% to € 344.7 million
- Earnings before interest, taxes, depreciation and amortisation (EBITDA): +12.6% to € 191.0 million
- Depreciation: +7.1% to € 70.6 million
- Earnings before interest and taxes (EBIT): +16.1% to € 120.3 million
- Financial results: - € 4.5 million to - € 6.4 million
- Earnings before taxes (EBT): +11.9% to € 114.0 million
- Net profit for the period: +12.8% to € 87.5 million
- Share of Flughafen Wien AG in annual profit: +€ 10.9 million to € 87.7 million

Other operating income rose by 7.1% to € 14.3 million and led to an increase of 12.3% in operating income to € 535.7 million, which reflects the 12.4% increase in revenue for the year. The increase in other operating income resulted primarily from a partial reversal of € 2.6 million to the currency translation reserve, which was related to the repayment of capital by the Slovakian subsidiary BTS Holding a.s., Bratislava. The capitalisation of services provided by Vienna Airport Infrastruktur Maintenance GmbH for Flughafen Wien AG declined by € 0.5 million.

The increase of 7.3% in the cost of consumables and services to € 37.0 million resulted chiefly from the higher cost of electricity and long-distance heating in year-on-year comparison as well as services charged out to customers. Expenses for de-icing materials were substantially lower than in the prior year due to the mild winter.

**Development of operating expenses** (excl. depreciation) in € million


2005
283.8
35.9 184.6 63.4
2006
307.6
34.5 197.9 75.2
2007
344.7
37.0 213.4 94.4
Consumables and services
Personnel
Other operating expenses

**FILE NO. 82-3907**

Personnel expenses for 2007 include an addition of € 6.0 million to a provision for payments to salaried and wage employees, which reflects the preliminary results of negotiations according to rearrangement of collective bargaining agreements. After an adjustment for this addition, personnel expenses rose by 4.8% to € 207.4 million. This development was triggered by additional hiring as well as wage and salary increases mandated by the collective bargaining agreements. As part of the collective bargaining agreements concluded in 2007, Flughafen Wien AG made one-time payments of € 2.3 million to employees. These payments had an effect on earnings in 2007, but will not create a long-term financial obligation for the company. The increase in personnel costs also resulted from a 6.6% increase in the average number of employees to 4,087, which was required above all to support the expansion of security services and the strong growth in traffic. However, overtime costs were reduced during the reporting year. The additional hiring in 2007 was focused primarily on the Non-Aviation Segment with 73.6% of the new employees due to the above-mentioned extension of security services. A further 27.1% of the additional hiring took place in the Handling Segment. In contrast, the average number of employees in the Airport Segment declined by 1.1%. The number of employees working in the administrative departments of the Group rose by 1.5%. The excellent level of productivity in Flughafen Wien AG – which is based on the number of traffic units per employee – rose by a further 7.5% in 2007.

Other operating expenses increased 25.5% to € 94.4 million, in particular due to higher expenditures for marketing and third-party services as well as an increase in the provisions for uncollectible receivables.

Earnings before interest, taxes, depreciation and amortisation (EBITDA) rose by 12.6% to € 191.0 million in the reporting year. The Airport Segment generated the largest share of

**Development of EBITDA** by segment in € million



2005
149.7
100.4
22.5
50.8
2006
169.6
113.2
19.4
56.6
2007
191.0
132.3
19.4
59.7
Airport
Handling
Non-Aviation


not allocated 2007: € -20.4 million, 2006: € -19.6 million, 2005: € -24.0 million

**Share of segments in Group EBITDA** in %

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Airport | 69.3 | 66.7 | 67.1 |
| Handling | 10.2 | 11.5 | 15.0 |
| Non-Aviation | 31.3 | 33.4 | 33.9 |
| Group EBITDA | 100.0 | 100.0 | 100.0 |
| Not allocated | -10.8 | -11.6 | -16.0 |

Non-allocated results are comprised primarily of administrative expenses.

**Development of depreciation and capital expenditure** in € million


2005
57.4
319.1
2006[1]
66.0
207.2
2007
70.6
193.8
Depreciation
Investments in property, plant and equipment and intangible assets

1) adjusted

EBITDA with € 132.3 million (+16.8%), followed by the Non-Aviation Segment with € 59.7 million (+5.4%). In spite of the increase in personnel expenses, the Handling Segment was able to match the prior year level of EBITDA with € 19.4 million.

The amortisation of intangible assets and depreciation of property, plant and equipment (including investment property) rose by 7.1% to € 70.6 million in 2007. This increase resulted from the high volume of investment activity as well as the completion of major construction projects like Hangar 6 during the second half of 2006, the start of operations in the Office Park 2 during the reporting year and the acquisition of the World Trade Center at Vienna International Airport (now: Office Park 3). Amortisation also includes impairment losses to intangible assets as a result of limited operating and/or technical usability. A total of € 193.8 million was invested in property, plant and equipment and intangible assets during the reporting year. This figure exceeds the corresponding depreciation and amortisation by 274.3%, and underscores the significance of capital expenditure for and the investment power of the Flughafen Wien Group.

**Development of EBIT by segment** in € million

| | 2007 | Change in % | 2006 | 2005 |
|---|---|---|---|---|
| Airport | 94.1 | 24.3 | 75.7 | 66.7 |
| Handling | 11.8 | -7.5 | 12.8 | 15.5 |
| Non-Aviation | 35.2 | 0.0 | 35.2 | 34.5 |
| Group EBIT | 120.3 | 16.1 | 103.7 | 92.3 |
| Not allocated | -20.8 | 3.9 | -20.0 | -24.4 |

**Share of segments in Group EBIT** in %

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Airport | 78.2 | 73.0 | 72.3 |
| Handling | 9.8 | 12.3 | 16.8 |
| Non-Aviation | 29.3 | 34.0 | 37.3 |
| Group EBIT | 100.0 | 100.0 | 100.0 |
| Not allocated | -17.3 | -19.3 | -26.4 |

Earnings before interest and taxes (EBIT) rose by 16.1% to € 120.3 million in 2007. The Airport Segment made the largest contribution to EBIT with € 94.1 million (+24.3%), followed by the Non-Aviation Segment at the prior year level of € 35.2 million. As a result of the increase in personnel expenses, the Handling Segment reported a decline of 7.5% in EBIT to € 11.8 million.

Financial results declined by € 4.5 million from the prior year level to € -6.4 million for 2007. This development was the result of two factors: € 3.1 million of additional interest expense following the planned increase in borrowings to finance the investment programme, and € 3.9 million of impairment losses to reflect a decline in the fair value of securities as of 31 December 2007 that was caused by the unfavourable situation on capital markets. Interest expense of € 6.1 million on investments was capitalised during 2007 and will be distributed over the expected useful life of the relevant assets in accordance with IFRS; this accounting treatment reduced the interest expense recognised to the income statement for the reporting year. In particular, lower distributions from the GF7 investment fund led to a decline of € 2.5 million in interest income to € 7.6 million. In total, net financing costs for 2007 equalled € -7.0 million compared with € -1.4 million in the previous year.

Results from companies consolidated using the equity method rose by € 2.3 million to € 4.0 million in 2007. This amount comprises € -0.2 million from the stake held in City Air Terminalbetriebsgesellschaft m.b.H., € 0.1 million from the investment in Schedule Coordination Austria GmbH, € 2.5 million from the investment in Flughafen Malta, € 1.6 million from the investment in Flughafen Košice and € 0.1 million from the investment in Flughafen Friedrichshafen.

Earnings before taxes (EBT) increased 11.9% to € 114.0 million. The income from the companies included in the consolidated financial statements was taxed almost exclusively in Austria. The tax rate equalled 23.3% for 2007, compared with 23.9% in 2006.

Net profit for the 2007 financial year increased 12.8% to € 87.5 million, whereby € -0.2 million is attributable to minority shareholders and € 87.7 million to the shareholders of Flughafen Wien AG as the parent company. Based on an unchanged number of shares outstanding, earnings per share rose by 14.2% to € 4.18.

### Information on management policies

The financial management of the Flughafen Wien Group is supported by a system of indicators, which utilises selected and closely synchronised ratios. These indicators define the scope of growth, profitability and financial security within which the Flughafen Wien Group moves in the pursuit of its primary goal to realise profitable growth.

An increase in revenue represents the starting point for nearly every profitability calculation, and reflects the intention to strengthen and expand the substance of the company. The earnings indicators used by the Flughafen Wien Group are influenced to a significant degree by depreciation, and the massive capital expenditure programme at the airport will lead to a further increase in this expense over the coming years. In order to permit an independent evaluation of the operating strength and performance of the individual segments of business, EBITDA – which equals operating profit plus depreciation and amortisation – is defined as the key indicator. In addition to EBITDA, another indicator used by the Group is the EBITDA margin, which shows the relationship of EBITDA to operating income. The EBITDA margin equalled 35.7% in 2007, compared with 35.6% in the previous year. The defence of this high profitability is a stated goal of management.

The protection of the Group's solid financial structure is also an important objective, in order to ensure the timely repayment of debt and safeguard the substance of the company. This financial security is measured by the gearing ratio, which compares net financial liabilities with the carrying amount of equity. In connection with this indicator, net financial liabilities and the equity ratio are also used as key indicators in discussions with investors, analysts and lenders.

In addition to the EBITDA margin, the profitability of the Group is also evaluated on the basis of the EBIT margin and above all the after-tax return on equity (ROE).

The return on equity shows the relationship of net profit for the period to the average carrying amount of equity for the same year. It is the objective of the Flughafen Wien Group to exceed the return required by investors and lenders on the capital market. The standard for this return is the cost of capital, which represents a weighted average of the cost of equity and debt (weighted average cost of capital; WACC).

**Profitability indicators** in %

| | 2007 | 2006[1] | 2005 |
|---|---|---|---|
| EBITDA margin | 35.7 | 35.6 | 34.5 |
| EBIT margin | 22.5 | 21.7 | 21.3 |
| ROE | 12.0 | 11.3 | 11.6 |
| ROCE | 9.1 | 9.2 | 10.2 |
| ROS | 36.6 | 36.6 | 36.5 |

1) adjusted

FILE NO. 82-3907

**Value added** in € million

| | 2007 | Change in % | 2006 | 2005 |
|---|---|---|---|---|
| **Source** | | | | |
| Operating income | 535.7 | 12.3 | 477.3 | 433.5 |
| Less cost of consumables and services | -193.5 | 16.7 | -165.7 | -147.1 |
| Value added | 342.3 | 9.9 | 311.5 | 286.4 |
| | | | | |
| **Use** | | | | |
| Employees | 208.6 | 7.7 | 193.7 | 180.6 |
| Shareholders | 52.5 | 13.6 | 46.2 | 42.0 |
| Company | 35.2 | 15.0 | 30.9 | 32.3 |
| Creditors (interest) | 14.6 | 27.2 | 11.5 | 1.6 |
| Public authorities (taxes) | 31.6 | 9.7 | 28.8 | 29.6 |
| Minority shareholders | -0.2 | -129.2 | 0.8 | 0.4 |
| Value added | 342.3 | 9.9 | 311.5 | 286.4 |

**Income statement**, summary in € million

| | 2007 | Change in % | 2006 | 2005 |
|---|---|---|---|---|
| Revenue | 521.4 | 12.4 | 463.9 | 410.3 |
| Other operating income | 14.3 | 7.1 | 13.4 | 23.2 |
| Operating income | 535.7 | 12.3 | 477.3 | 433.5 |
| Operating expenses, excl. depreciation | 344.7 | 12.1 | 307.6 | 283.8 |
| EBITDA | 191.0 | 12.6 | 169.6 | 149.7 |
| Depreciation | 70.6 | 7.1 | 66.0 | 57.4 |
| EBIT | 120.3 | 16.1 | 103.7 | 92.3 |
| Financial results | -6.4 | 249.4 | -1.8 | 7.7 |
| EBT | 114.0 | 11.9 | 101.9 | 100.0 |
| Taxes | 26.5 | 9.1 | 24.3 | 25.3 |
| Net profit | 87.5 | 12.8 | 77.6 | 74.7 |
| Thereof profit due to minority interests | -0.2 | -129.2 | 0.8 | 0.4 |
| Thereof profit due to parent company | 87.7 | 14.2 | 76.8 | 74.3 |
| Earnings per share in € | 4.18 | 14.2 | 3.66 | 3.54 |

**Segment results 2007**, summary in € million

| | Airport | Handling | Non-Aviation |
|---|---|---|---|
| Operating income | 273.2 | 170.8 | 199.9 |
| Operating expenses | 179.1 | 159.0 | 164.7 |
| Earnings before interest and taxes | 94.1 | 11.8 | 35.2 |

# Financial, Asset and Capital Structure

**Increase of 7.7% in balance sheet total to € 1,560.9 million**

## Assets

Non-current assets rose by 13.1% during the reporting year to € 1,333.8 million as of 31 December 2007, and also increased from 81.4% to 85.5% of total assets. Significant growth was recorded, above all in property, plant and equipment and in investments accounted for using the equity method. Investments in property, plant and equipment and intangible assets totalled € 193.8 million in 2007, which is 6.5% less than in the prior year and exceeds the corresponding amortisation and depreciation of € 70.6 million by a substantial margin. The carrying amount of companies consolidated using the equity method increased during the reporting year, primarily due to the acquisition of a 25.15% stake in Flughafen Friedrichshafen GmbH for € 7.7 million. Deferred tax assets declined by 78.3% to € 1.2 million. Deferred tax liabilities increased over the 2006 level due to the capitalisation of borrowing costs incurred in connection with the purchase of property, plant and equipment. This decline was also linked to the reduction of actuarial losses on the provisions for severance compensation and the realisation of tax benefits from the employee fund.

Current assets declined by 15.8% to € 227.0 million during the reporting year, and also decreased by 4.1 percentage points to equal 14.5% of total assets. This reduction resulted in part from the repayment of € 22.6 million in loans receivable from minority shareholders. Trade receivables declined € 7.2 million to € 43.2 million, chiefly as a result of lower receivables due from the Austrian Ministry of the Interior. Cash and cash equivalents fell by 68.1% to € 29.3 million in 2007, whereby funds of € 52.1 million were invested in short-term securities as a liquidity reserve. The balance sheet total rose by 7.7% to € 1,560.9 million as of 31 December 2007.

## Equity and liabilities

Equity rose by 1.9% during the reporting year to a total of € 734.9 million. Net profit of € 87.5 million for 2007 was contrasted by a dividend payment of € 46.2 million for the 2006 financial year and a decrease of € 23.0 million in the minority interest in BTS Holding a.s. Equity was reduced by the reassessment of a liability to minority shareholders to reflect a put option, which was recognised at € 7.4 million directly in equity, as well as a decrease in the currency translation reserve for foreign subsidiaries. The change in the currency translation reserve resulted from a decrease in minority interests in the Slovakian holding company BTS Holding a.s., Bratislava. In contrast, lower actuarial losses on the provisions for severance compensation led to an increase in equity. In combination with the investment-based increase in financial liabilities, the equity ratio declined from 49.8% at the end of 2006 to 47.1% as of 31 December 2007.

The increase of € 138.4 million in non-current liabilities to € 607.9 million resulted above all from a € 100.0 million loan that was concluded at fixed conditions with the European Investment Bank to finance the capital expenditure programme. In addition, long-term components of deferred income totalling € 27.9 million, which were previously classified under other current liabilities, were reclassified as non-current items. Non-current liabilities due to the environmental fund, which was established through the mediation process, rose by

€ 4.7 million to € 10.5 million during the reporting period. In contrast, the provisions for tax expenses for the Flughafen Wien employee fund declined, as did the provisions for severance compensation following an increase of 0.5 percentage points in the discount rate. The public investment subsidies received in past years are reduced each year by reversals that equal the amount of annual depreciation.

Current liabilities equalled € 218.1 million as of 31 December 2007, compared with € 257.9 million in 2006. This 15.4% reduction reflected a € 10.2 million decrease in miscellaneous provisions, which were related primarily to outstanding discounts and trade receivables that were not yet invoiced. Provisions for taxation declined € 4.9 million following higher prepayments on income taxes in 2007. Other current liabilities decreased by € 25.1 million, in particular due to the reclassification of the non-current portion of deferred income.

The partial financing of the capital expenditure programme through borrowings – which began in 2005 – led to an increase in gearing from 25.2% in the prior year to 40.4% as of 31 December 2007.

**Balance sheet structure** as a % of the balance sheet total


Assets
2006[1)]
81.4
18.6
6.3
Balance sheet total 2006:
€ 1,448.7 million
2007
85.5
14.5
1.9
Balance sheet total 2007:
€ 1,560.9 million
Non-current assets
Current assets
Thereof liquid funds
Equity and liabilities
2006[1)]
49.8
32.4
17.8
Balance sheet total 2006:
€ 1,448.7 million
2007
47.1
38.9
14.0
Balance sheet total 2007:
€ 1,560.9 million
Equity
Non-current liabilities
Current liabilities

1) adjusted

**Balance sheet structure** in € million

| Assets in € million | 2007 | 2006[1] | 2005 |
|---|---|---|---|
| Non-current assets | 1,333.8 | 1,179.2 | 1,084.5 |
| Current assets | 227.0 | 269.5 | 109.0 |
| Thereof liquid funds | 29.3 | 91.9 | 58.2 |
| Balance sheet total in € million | 1,560.9 | 1,448.7 | 1,193.4 |

| **Equity and liabilities** in € million | 2007 | 2006[1] | 2005 |
|---|---|---|---|
| Equity | 734.9 | 721.3 | 653.8 |
| Non-current liabilities | 607.8 | 469.5 | 144.9 |
| Current liabilities | 218.1 | 257.9 | 394.7 |
| Balance sheet total in € million | 1,560.9 | 1,448.7 | 1,193.4 |

**Financial indicators** in %

| | 2007 | 2006[1] | 2005 |
|---|---|---|---|
| Net debt in € million | 297.0 | 181.4 | 112.5 |
| Fixed assets/balance sheet total | 85.4 | 81.0 | 89.8 |
| Asset coverage 2 | 100.8 | 101.5 | 74.5 |
| Equity ratio | 47.1 | 49.8 | 54.8 |
| Gearing | 40.4 | 25.2 | 17.2 |
| Working capital in € million | -162.3 | -166.8 | -173.3 |

1) adjusted

## Cash flow statement

Net cash flow from operating activities rose by € 22.2 million to € 164.4 million in 2007. This change resulted primarily from a strong year-on-year decline of € 70.5 million in receivables as well as a reduction of € 49.9 million in provisions and liabilities. Positive effects were provided by the € 12.1 million improvement in earnings before taxes (EBT) and an increase of € 5.0 million in depreciation and amortisation.

A decline of € 13.4 million in payments for investments in intangible assets and property, plant and equipment is contrasted with an increase of € 27.3 million in short-term securities. Net cash flow from investing activities increased € 10.7 million to € -277.1 million.

Net cash flow from financing activities reflects the conclusion of a € 100.0 million long-term loan as well as the payment of a € 46.2 million dividend for the 2006 financial year and payments of € 23.0 million to the minority shareholders of the Slovakian holding company BTS Holding a.s. A lower level of new borrowings compared with the prior year led to a decline of € 142.8 million or 74.0% in net cash flow from financing activities to € 50.1 million. Including currency translation adjustments, cash and cash equivalents declined by € 62.6 million during the reporting year to equal € 29.3 million as of 31 December 2007.

**FILE NO. 82-3907**

**Cash flow,** summary in € million

| | 2007 | Change in % | 2006[1] | 2005 |
|---|---|---|---|---|
| Cash and cash equivalents as of 1 January | 91.9 | 296.3 | 23.2 | 108.0 |
| Net cash flow from operating activities | 164.4 | 15.6 | 142.2 | 158.0 |
| Net cash flow from investing activities | -277.1 | 4.0 | -266.4 | -336.9 |
| Net cash flow from financing activities | 50.1 | -74.0 | 192.9 | 128.2 |
| Currency translation adjustments | 0.0 | n.a. | 0.0 | 0.9 |
| Cash and cash equivalents as of 31 December | 29.3 | -68.1 | 91.9 | 58.2 |

1) adjusted

# Corporate Spending

## Continuation of the extension of the existing terminal – VIE-Skylink

Investments in intangible assets, property, plant and equipment and financial assets declined 20.2% to € 201.5 million for 2007. Of this total, € 193.8 million represent intangible assets and property, plant and equipment. This figure is 6.5% lower than in the prior year, but still exceeds the corresponding depreciation and amortisation of € 70.6 million by a substantial margin. As in the previous year, the terminal extension was the most important construction project. This terminal extension is scheduled to open before the peak travel season in 2009 and will increase the "planned capacity" of Vienna International Airport to 24 million passengers per year, whereby the real total capacity will be substantially higher.

Other projects realised during the reporting year include the completion of Office Park 2, the start of construction to enlarge car park 4 and the continued renovation of the railway station at the airport. The purchase of the former World Trade Center, which is located at the centre of Vienna International Airport, will form the basis for the Office Park 3 after the general renovation is completed. In addition, the parking capacity of Flughafen Wien AG was increased by 5,000 spaces through the acquisition of Mazur Parkplatz GmbH.

Investments in financial assets totalled € 7.7 million for the reporting period, and were comprised primarily of the acquisition of a 25.15% stake in Flughafen Friedrichshafen GmbH.

**Investments in property ,plant and equipment and intangible assets** by segment in € million


2005
319.1
194.7
8.6
115.8
2006
207.2
145.3
7.7
54.2
2007
193.8
138.2
12.1
43.1
Airport
Handling
Non-Aviation

not allocated: 2007: € 0.4 million, 2006: € 0.2 million, 2005: € 0.3 million

**Major projects in 2007** in € million including capitalised interest on debt)

| Property, plant and equipment | |
|---|---|
| Terminal extension – Skylink | 82.2 |
| Office Park 2 – AUA head office | 18.3 |
| Expansion of the north-east apron | 15.7 |
| Enlargement of car park 4 | 12.5 |
| Baggage sorting equipment | 12.0 |
| Expansion of railway station | 7.2 |
| Security systems | 4.4 |
| Filling equipment for de-icing materials | 2.5 |
| Passenger buses | 2.2 |
| **Financial assets** | |
| Investment in Friedrichshafen Airport | 7.7 |

**Major projects in 2006** in € million (including capitalised interest on debt)

| Property, plant and equipment | |
|---|---|
| Terminal extension – Skylink | 77.0 |
| Expansion of the north-east apron | 23.4 |
| Office Park 2 – AUA head office | 20.8 |
| Baggage sorting equipment | 11.9 |
| Hangar 6 | 11.4 |
| Expansion of railway station | 7.8 |
| Purchase of property | 5.5 |
| Enlargement of car park 7 (east) | 4.4 |
| **Financial assets** | |
| Investment in Košice Airport | 37.0 |
| Increase in stake in Malta Airport | 7.0 |

**Investments and financing** in € million

| Investments | 2007 | Change in % | 2006[1] | 2005 |
|---|---|---|---|---|
| Intangible assets | 0.9 | -54.9 | 2.0 | 1.9 |
| Property, plant and equipment | 192.9 | -6.0 | 205.2 | 317.2 |
| Financial assets | 7.7 | -82.9 | 45.2 | 24.0 |
| Total | 201.5 | -20.2 | 252.4 | 343.1 |

| Financing | 2007 | Change in % | 2006[1] | 2005 |
|---|---|---|---|---|
| Net cash flow from operating activities | 164.4 | 15.6 | 142.2 | 158.0 |
| Depreciation and amortisation | 70.8 | 5.8 | 66.9 | 58.4 |

1) adjusted

# Financial Instruments

Information on the financial instruments used by the Flughafen Wien Group is provided in the notes to the financial statements.

# Research and Development

As in the prior year, the Flughafen Wien Group incurred no expenses for research in 2007. Development expenditures to improve individual programme modules for the internally generated airport operations software totalled T€ 1,286.1 for the reporting year (2006: T€ 1,037.3).

# Branch Offices

As in the prior year, the Flughafen Wien Group had no branch offices in 2007.

# Disclosures required by § 243a of the Austrian Commercial Code

**1. Share capital and shares**

The share capital of Flughafen Wien AG totals € 152,670,000 and is fully paid in. It is divided into 21,000,000 shares of bearer stock. All shares carry the same rights and obligations ("one share = one vote").

**2. Syndication agreement**

The core shareholders – the province of Lower Austria (4.2 million shares) and the city of Vienna (4.2 million shares) – hold 40% of the company's shares in a syndicate. The syndication agreement was signed in 1999 and has remained unchanged since that time. It calls for the joint exercise of voting rights on the syndicated shares at the annual general meeting. Any amendments to the syndication agreement, the dissolution of the syndicate and resolutions to admit a new partner to the syndicate require unanimous approval.

The syndication agreement provides for reciprocal rights of purchase if one party intends to sell its syndicated shares to a buyer outside the syndicate (third party) through a legal transaction in exchange for return compensation. These reciprocal rights of purchase do not apply to the transfer of syndicated shares to holding companies under the majority ownership or sole ownership of the transferring syndicate partner. The company is not aware of any other limitations on voting rights or the transfer of shares.

**3. Investments over 10% in the company**

The city of Vienna and the province of Lower Austria each hold an investment of 20% in Flughafen Wien AG. In addition, Flughafen Wien Mitarbeiterbeteiligung Privatstiftung (the employee fund) holds 10% of the share capital of Flughafen Wien AG. The company is not aware of any other shareholders with a stake of 10% or more in share capital.

**4. Shares with special control rights**

The company is not aware of any special control rights on the part of shareholders.

**5. Control of voting rights for the shares held by the employee fund**

The voting rights for the shares held by the Flughafen Wien employee fund are exercised by the managing board of this entity. The appointment to or dismissal of members from the fund's managing board requires the approval of the advisory board of the Flughafen Wien employee fund, whereby a simple majority is required for such decisions. The advisory board is comprised of five members, with two members each delegated by employees and the employer. These four members unanimously elect a fifth person to serve as the chairman of the advisory board.

**6. Appointment to and dismissal of members from the Management Board and Supervisory Boards**

In accordance with the Austrian Corporate Governance Code, the company's articles of association permit the appointment of a person to the Management Board for the last time in the calendar year in which the candidate reaches his/her 65th birthday. Election to the Supervisory Board is possible for the last time in the calendar year in which the candidate reaches his/her 70th birthday. There are no other provisions governing the appointment and dismissal of members of the Managing Board or Supervisory Board or the amendment of the company's articles of association that are not derived directly from Austrian law.

**7. Share buyback and authorised capital**

The Management Board has been granted no explicit rights that are not derived directly from Austrian law, in particular with respect to the issue or repurchase of shares in the company. The company has no authorised capital at the present time.

**8. Change of control**

In the event of an actual, impending or justifiably assumed change of control (in accordance with the following definition), a financial liability of € 400 million may be called prematurely and the related collateral may be cancelled, if there are reasons to assume that this change will or could have a negative impact on the future fulfilment of the financial liability and Flughafen Wien AG does not take actions within a certain period of time to provide this contract partner with collateral that is deemed acceptable. A change of control is defined as an event that leads to (i) a direct or indirect reduction in the investment held jointly by the province of Lower Austria and the city of Vienna in Flughafen Wien AG to less than 40% of the total number of voting shares or (ii) a natural person or legal entity that currently does not exercise control over Flughafen Wien AG gains control over Flughafen Wien AG (e.g. either directly or indirectly, through the ownership of shares, economic circumstances or in another manner, and either alone or together with third parties (i) acquires more than 50% of the voting shares in Flughafen Wien AG or (ii) the right to nominate the majority of members to the decision-making bodies of Flughafen Wien AG or exercises a controlling influence over these persons). However, a change of control does not include a direct or indirect reduction in the proportion of the joint investment held by the province of Lower Austria and the city of Vienna to less than 40% but more than 30% of the voting shares in Flughafen AG in conjunction with a capital increase by Flughafen Wien AG with the full or partial exclusion of subscription rights by the province of Lower Austria and the city of Vienna, to the extent that a natural person or legal entity that does not currently exercise control over Flughafen Wien AG, exercises control over Flughafen Wien AG as defined above.

**9. Compensation agreements in the event of a public takeover bid**

There are no agreements for compensation between the company and the members of its Management Board and Supervisory Board or employees that would take effect if a public takeover bid is made.

# Development Risks

## Risk management

Risk management forms an integral part of all operational and strategic business processes in the Flughafen Wien Group. Responsibility lies with the individual segment managers or subsidiary directors, who are supported by the investment management and controlling departments of Flughafen Wien AG. The company has concluded insurance policies to cover specific damages and liability risks, and thereby minimise possible financial losses. In addition to control systems and instruments, Flughafen Wien AG has established an internal audit department that regularly evaluates business practices and organisational processes for compliance with Group guidelines, security and efficiency. A project was started in 2007 to expand and improve the current risk management system, and is scheduled for completion in mid-2008.

## Defence of strong position as east-west hub

The hub function of Vienna International Airport is utilised primarily by our major customer, the Austrian Airlines Group. This cluster of airlines was able to record further growth in the number of passengers during 2007 as a result of its "Focus East Expansion" promotion for travel to Central and Eastern Europe. We intend to use specifically designed programmes to further market the strengths of Vienna International Airport as the leading east-west hub throughout the developing regions of Central Europe. Protecting the core expertise of the Austrian Airlines Group is therefore also in our own interest.

## Development of new fields of business outside the airport site

We continuously evaluate opportunities to develop new areas of business outside the airport. However, any such projects must increase the value of the Flughafen Wien Group and also support our dividend policy. Our current investments in Malta and Košice Airports meet these criteria in full. We continued the pursuit of this strategy during the reporting year with the acquisition of a 25.15% stake in Friedrichshafen Airport.

## Investments to match traffic development

Our expansion plans are carried out in close coordination with our airline customers. The step-by-step terminal extension is based on the development of passenger volume, and will therefore minimise the risk associated with this extensive investment project but still guarantee that capacity will reflect demand.

## Financial risks

The wide-ranging expansion programme pursued by Flughafen Wien AG has also resulted in an increased need for external financing, which was concluded primarily at fixed interest rates. An equity ratio of 47.1%, strong earning power and the resulting sound credit standing of the Flughafen Wien Group will also guarantee the availability of financing for expansion plans and possible airport acquisitions in the future. Detailed information on financial risks – including liquidity risk, credit risk, interest rate risk and foreign exchange risk – is provided in note (35) to the financial statements.

# Outlook

The latest forecasts for the Austrian economy point to a slight weakening in 2008. However, the Flughafen Wien Group expects the growth in traffic at Vienna International Airport will again exceed the European average for the coming year. This continued strong development will be driven by the robust momentum in the catchment area and the rising trend in international air travel.

The sound traffic growth that was recorded throughout 2007 continued into January 2008, with a year-on-year increase of 14.5% in the number of passengers to 1,314,531. In addition, flight movements rose by 11.6%, maximum take-off weight (MTOW) grew 14.5% and cargo was 9.4% higher. The number of local passengers equalled 891,732, which represents a plus of 23.8%. Traffic to Eastern Europe and the Middle East also remained strong during January with growth of 29.1% and 15.4%, respectively.

In the absence of any major disruptive factors, Flughafen Wien AG expects an increase of 8.0% in the number of passengers and 6.0% each in maximum take-off weight (MTOW) and flight movements for 2008. This growth will be supported by the expected favourable development of the Austrian Airlines Group – above all in Eastern Europe – as well as the steady above-average increases in passenger volume recorded by the low-cost carriers.

Investments are forecasted to total € 320.0 million in 2008, and focus on the realisation of the multi-year capital expenditure programme at Vienna International Airport. The most important project will again be the terminal extension, which is scheduled to open before the peak traffic period in 2009. The project work in 2008 will include the installation and assembly of building services and equipment as well as interior construction. In addition, planning will continue for the start of operations. The tender proceedings for the 52 retail and gastronomy facilities in the new terminal will be concluded as planned. As a reaction to the strong growth in passenger volume, five additional Schengen bus gates will be opened during 2008. Furthermore, construction on the core zone and traffic infrastructure started in autumn 2007.

The enlargement of car park 4 to include an additional 2,250 spaces should be completed before the UEFA EURO 2008™. Construction of the Airport Logistic Center in the Cargo North area was started in 2007 and should be concluded during the first half of 2008; this facility is being built on land owned by a third party and will offer logistics companies smaller storage areas for rental. The former World Trade Center at Vienna International Airport, an office building with 18,000 m² of space, will be operated as the Office Park 3 after renovation.

# Subsequent events

## EU Directive for Environmental Impact Assessment (EIA Directive)

The current complaint by the EU Commission is directed against the Republic of Austria, and not against Flughafen Wien AG. This complaint maintains that the EIA Directive was not correctly implemented in Austrian law. The implementation of this regulation is not expected to have any relevant impact on Flughafen Wien AG.

Flughafen Wien AG has obtained the necessary approvals and permits required by Austrian law for all buildings currently under construction or previously built at Vienna International Airport. The requirement to obtain an environmental impact assessment for the terminal extension was evaluated on the basis of the Austrian EIA law. However, the responsible public authority – in this case, the province of Lower Austria – came to the conclusion that this project does not require an environmental impact assessment, and subsequently issued an appropriate administrative ruling. Construction is now proceeding as planned because all permits required by Austrian law have been issued.

The development of business in the first months of 2008 has been characterised by steady growth in all segments and at all locations. The extensive construction programme at Vienna International Airport in Vienna-Schwechat is proceeding on schedule.

Flughafen Wien AG will continue to pursue its internationalisation strategy. Negotiations are currently underway with the minority shareholders of the Slovakian subsidiary KSC Holding a.s. for the purchase of the remaining shares.

Schwechat, 20 February 2008

The Management Board

**Christian Domany**
Member of the Board

**Herbert Kaufmann**
Member of the Board
and speaker

**Gerhard Schmid**
Member of the Board

1



**FILE NO. 82-3907**


Vienna
International
Airport

FILE NO. 82-3907




3


4



**FILE NO. 82-3907**


7




8

## FILE NO. 82-3907




9
5
9
8
4
3
14
15
13
6
1

# FILE NO. 82-3907



Completed by 2008
Investments 2008–2012
Vision for expansion over the coming decades
① VIE-Skylink (opening 2009)
② Air traffic control tower
③ Air Cargo Center
④ Handling Center West
⑤ VIP and General Aviation Center (new)
⑥ Plaza VIE-Skylink
⑦ Office Park 1
⑧ Cargo North
⑨ Cargo West
⑩ Expansion of the north-east apron
⑪ Office Park 2
⑫ Enlargement of car park 4 (opening 2008)
⑬ Terminal 2
⑭ Schengen bus gates (opening 2008)
⑮ Pier West renovation
2
11
7
12
10



11






13


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# FILE NO. 82-3907



**Legend**

| | |
|---|---|
| 1 | Roof of the VIE-Skylink |
| 2 | Entrance to the VIP Terminal and General Aviation Center |
| 3 | View of the tower from Office Park 1 |
| 4 | The VIE-Skylink construction site |
| 5 | The VIE-Skylink construction site |
| 6 | Expansion of the apron |
| 7 | VIE-Skylink facade |
| 8 | Aerial view of Vienna International Airport – in the foreground, the VIE-Skylink |
| 9 | Overview of the expansion at Vienna International Airport |
| 10 | Reception room in the priority terminal |
| 11 | Security controls in the priority terminal |
| 12 | Foyer of the VIP Terminal/General Aviation Center |
| 13 | Reception room in the VIP terminal |
| 14 | View of the tower |
| 15 | Courtyard of the VIP Terminal/General Aviation Center (view from the apron) |

109

FILE NO. 82-3907

# Location & Advantages

**Expand where most of your future passengers are, and also grow in places they can get to quickly!**


This "VIE Apron" subway station really means what it says...
9

# Segments of Business

## Airport Segment

The Airport Segment covers the operation and maintenance of the terminal, aprons and all facilities involved in passenger and baggage handling as well as the extension of the existing terminal – VIE-Skylink. The strategic objective of this segment is to guarantee runway and terminal capacity over the medium and long-term.

**Key Data on the Airport Segment,** financial data in € million

| | 2007 | Change in % | 2006 | 2005 |
|---|---|---|---|---|
| Revenue | 242.2 | 14.6 | 211.3 | 188.6 |
| EBITDA | 132.3 | 16.8 | 113.2 | 100.4 |
| EBITDA margin in % | 48.4 | – | 46.9 | 46.4 |
| Depreciation | 38.2 | 1.8 | 37.5 | 33.6 |
| EBIT | 94.1 | 24.3 | 75.7 | 66.7 |
| EBIT margin in % | 34.4 | – | 31.4 | 30.8 |
| Segment assets[1)] | 818.8 | 13.4 | 722.3 | 643.2 |
| Capital expenditure[1)] | 138.2 | -4.9 | 145.3 | 194.5 |
| Average number of employees | 378 | -1.1 | 382 | 378 |

1) adjusted

### Developments in 2007

The Airport Segment is the largest business unit in the Flughafen Wien Group with a 46.5% share of total revenue. Supported by the strong development of traffic Vienna International Airport, revenue rose by 14.6% to € 242.2 million for the reporting year. The various airport tariffs – landing, passenger and infrastructure tariffs – represent the primary sources of income for this segment.

The landing, passenger, parking and infrastructure tariffs collected by Flughafen Wien AG are adjusted each year to match the growth in traffic and the inflation rate. The index formula currently in use was approved by the Austrian federal aviation authority in 2001, and extended in 2006 for another three years up to 31 December 2009. In preparing the tariff application for 1 January 2007, Flughafen Wien AG decided to pass on the full reduction in the passenger-related tariff to the landing tariff for passenger flights. This creates a more favourable tariff structure for the airlines and transfers a larger share of the occupancy risk to Flughafen Wien AG. The tariff guideline applicable as of 2007 distinguishes for the first time between a landing tariff for passenger flights and a landing tariff for cargo flights. The resulting tariffs as of 1 January 2007 include a reduction of 1.38% in the landing tariff for passengers and 2.0% in the infrastructure tariff for fuelling as well as an increase of 0.1% in the landing tariff for cargo and the airside infrastructure tariff.

The Airport Segment again generated the largest share of earnings before interest and taxes (EBIT) with € 94.1 million for 2007. External operating expenses rose by 11.7% to € 114.3 million as a consequence of higher depreciation and increased marketing activities. The 14.6% growth in revenue and 8.1% in operating expenses resulted in an increase of 24.3% in segment EBIT to € 94.1 million. EBITDA recorded by the Airport Segment improved by 16.8% to € 132.3 million.

The EBITDA margin for the Airport Segment rose by 1.5 percentage points to 48.4% for the reporting year.

## Traffic development

The dynamic expansion of the low-cost carriers as well as the sound growth in travel to Eastern Europe and the Middle East were the key drivers for the strong development of traffic at Vienna International Airport in 2007. With a plus of 11.3% to 18,768,468 passengers, growth again exceeded the European average. A total of 254,870 take-offs and landings were handled for an increase of 7.3%, while maximum take-off weight (MTOW) rose by 8.6% and cargo by 2.5%. The low-cost carriers handled 3,505,954 passengers during 2007, which represents an increase of 57.2% over the previous year and raised their share of the total passenger volume from 13.2% to 18.7%. The expansion of the scheduled flight plan to include 48 destinations in Eastern Europe strengthened the leading role of Vienna International Airport as an east-west hub for European air travel. In addition, traffic to the Middle East rose by a solid 18.5% in 2007.

**Structure of revenue in the Airport Segment** in %


2005
€ 188.6 million
42.1
33.4
11.7
12.8
2006
€ 211.3 million
46.7
30.0
10.7
12.6
2007
€ 242.2 million
45.8
28.1
9.6
16.5
Passenger tariff
Landing tariff
Infrastructure tariff
Other

## Capital expenditure

Capital expenditure in the Airport Segment totalled € 138.2 million for the reporting year. The most important projects were terminal extension (€ 82.2 mill.), the enlargement of the north-east apron (€ 15.7 mill.), the baggage sorting equipment (€ 12.0 mill.) and construction on the airport railway station (€ 7.2 mill.).

## Marketing activities in 2007

The goal of airline marketing is to support the positioning of Vienna International Airport as "the" airport in the heart of Europe. Activities continued during 2007 to promote Vienna as an optimal starting point and destination for vacation travellers as well as the most efficient transfer hub in Europe. Flughafen Wien AG took part in major conferences and trade fairs, and also held numerous meetings as part of its strategy to acquire new airline customers. Marketing activities in the catchment area of Vienna International Airport were also intensified through an advertising campaign that was launched in autumn 2007.

## Outlook

Based on the steady growth of air travel, we expect an increase of roughly 8% in the number of passengers, 6% in flight movements and 6% in maximum take-off weight (MTOW) at Vienna International Airport during the 2008 financial year. We assume that this positive development will again be supported not only by the Austrian Airlines Group with its East European competence, but also by the low-cost carriers. Our expansion programme will continue as scheduled in the coming year, whereby the main investments will be related to the terminal extension. This new facility is scheduled to open before the peak traffic period in 2009. As a reaction to the strong growth in passenger volume, five additional Schengen bus gates will also be opened during 2008.

# Handling Segment

The Handling Segment positions itself as a professional and profit-oriented supplier of ground and cargo handling services at Vienna International Airport. Innovative technical solutions, qualified personnel and optimised workflows as well as flexible products and tariffs guarantee high quality and transfer times that are among the shortest in Europe.

**Key Data on the Handling Segment,** financial data in € million

| | 2007 | Change in % | 2006 | 2005 |
|---|---|---|---|---|
| Revenue | 147.0 | 5.3 | 139.6 | 132.2 |
| EBITDA | 19.4 | -0.1 | 19.4 | 22.5 |
| EBITDA margin in % | 11.4 | – | 12.0 | 14.8 |
| Depreciation | 7.6 | 14.0 | 6.7 | 7.0 |
| EBIT | 11.8 | -7.5 | 12.8 | 15.5 |
| EBIT margin in % | 6.9 | – | 7.9 | 10.2 |
| Segment assets | 41.5 | 3.6 | 40.0 | 37.5 |
| Capital expenditure | 12.1 | 57.1 | 7.7 | 8.5 |
| Average number of employees | 2,089 | 3.4 | 2,020 | 1,943 |

## Developments in 2007

The Handling Segment generated revenue of € 147.0 million in 2007, which represents an increase of 5.3% over the previous year as well as a 28.2% share of the total revenue recorded by the Flughafen Wien Group. Statistics for the reporting year show a total of 226,886 flight movements for scheduled and charter flights (+6.6%), 26,042 flight movements in the general aviation sector, 524,284 tonnes of cargo (baggage in & out incl. transfers, mail, cargo incl. trucking) and roughly 17.2 million pieces of baggage handled. An increase of 0.7% was registered in the handling volume with the Austrian Airlines Group, despite a reduction in scheduled long-haul flights by this carrier. The low-cost carriers (NIKI, Air Berlin, Germanwings and the newest customer SkyEurope) reported above-average growth for the year. The primary driver for handling services in 2007 was NIKI with a plus of 49.7%, but the other airlines – above all the new customers Air One, Saudia and Estonian – generated a combined increase of 31.7%. The Handling Segment of Flughafen Wien AG not only supports the hub concept – primarily for the home carrier Austrian Airlines and the Star Alliance – but also offers competitive products for low-cost carriers. The extension of existing agreements and the conclusion of contracts with new airline customers allowed the Handling Segment to maintain its position with a market share of 89.0% for 2007, despite a strong increase in the volume of business.

**FILE NO. 82-3907**

**Structure of revenue in the Handling Segment in %**


2005
70.5
17.2
7.7
4.6
€ 132.2 million
2006
67.1
19.8
7.1
6.0
€ 139.6 million
2007
65.9
19.3
7.1
7.7
€ 147.0 million
Apron handling
Cargo handling
Traffic handling
General Aviation

The Handling Segment also covered a 100% share of the cargo market in 2007. Following a strong increase in 2006, the volume of cargo rose by 2.5% to 272,362 tonnes during the reporting year. Air cargo equalled 191,789 tonnes (+2.1%) and trucking rose by 3.4% to 80,573 tonnes. The Austrian Airlines Group recorded a year-on-year decrease of 9.6% to 50.4% of the total cargo volume, which resulted above all from the cancellation of selected long-haul flights. Korea was responsible for 28.1% of the total cargo volume in 2007 with 14 cargo flights per week, while the Far East comprised 31.2% and the Middle East 4.5% of cargo traffic. Vienna International Airport is the destination for 17 "cargo only" flights per week. The trend that began in 2006 with increased direct flights from the main integrator hubs also continued during the reporting year. The automobile industry in Slovakia as well as mobile telephone and electronic producers in Hungary and Slovakia again served as the strongest drivers for the growth in incoming cargo.

Working conditions were made more complex by the construction at the airport and an above-average increase in flight movements, especially during the second half-year, but the punctuality of handling services remained at an outstanding level of 99.6%. Despite a strong 14.8% increase in the volume of baggage due to stricter security controls for hand luggage, the efficiency of baggage handling also improved.

The new hub control centre for Vienna International Airport and the Austrian Airlines Group opened in 2006. It proved to be highly successful in 2007 and now plays an important role in safeguarding the hub function for transfers. Real-time measurements permit the continuous monitoring of related handling processes, and thereby support the proactive management of connecting flights.

Activities also continued to further optimise interface processes with the airlines and, above all, to speed up transfers. The result was the development of a direct transfer system that covers all passengers and luggage on flights by the carriers in the Star Alliance.

The growth in revenue was also supported by Vienna Aircraft Handling GmbH, a wholly owned subsidiary of Flughafen Wien AG, which provides a complete range of services for general aviation. The number of flight movements in this sector rose by 11.5% to 26,042 and the number of passengers increased 10.5%. Revenue generated by private aircraft handling services grew by 43.0% over the prior year, with a notable increase of 50.0% in the charter segment. Aircraft fuelling for general aviation aircraft generated a plus of 33.0% in revenue and an increase of 15.0% in the volume of fuel to roughly 17.9 million litres. Revenue from hangar services rose by 18.0% due to the full utilisation of capacity, and rentals increased 16.0%.

The average number of employees in the Handling Segment rose by 3.4% to 2,089 in 2007. This growth was substantially lower than the 6.6% increase in handling. In addition, the range of services was expanded to include the direct loading and supervision of loading for the Austrian Airline Group and Lufthansa. Personnel expenses in the Handling Segment rose by 6.9% in 2007.

The Handling Segment recorded EBIT of € 11.8 million in 2007, which resulted in a decrease in the EBIT margin from 7.9% in 2006 to 6.9% for the reporting year. The main factors underlying this decline were a reduction in income from de-icing services due to the mild winter as well as higher costs resulting from construction at the airport (terminal extension). The EBITDA margin in the Handling Segment fell by 0.6 percentage points in 2007 due to the pressure on prices that has resulted from EU-mandated liberalisation in this segment of business.

## Capital expenditure

Investments in the Handling Segment totalled € 12.1 million for the reporting year. The major projects include the start-up of the new filling station for de-icing materials (€ 2.5 mill.), which was relocated to accommodate the construction on the terminal extension. This move was coupled with the installation of an electronic control system to optimise processes and an increase in storage capacity. The new de-icing station now permits the filling of the equipment containers and two vehicles at the same time. Nine apron busses were replaced during the reporting year at a cost of € 2.2 million, and seven aircraft tow trucks were purchased to service the additional push-back positions.

## Outlook

The current rules for the ground handling sector are expected to remain in effect during the coming years and, for this reason, new competitors are not expected to enter this area of business.

For 2008 we expect a plus of 6.0% in apron movements and a stable market share. The Austrian Airlines Group should show further steady development, while the low-cost carriers are expected to follow the trend toward reduced service packages with a parallel increase in the size of aircraft. Germanwings, SkyEurope, NIKI and Air Berlin have announced an increase in frequencies, and the cargo airlines are forecasted to stabilise at a high level.

In order to further optimise handling processes in the Flughafen Wien Group, a project to strengthen collaborative decision-making will be launched in 2008. The related activities are expected to improve the quality of input data for handling processes, whereby the operational aspects of handling are currently focused on the challenges posed by the UEFA EURO 2008™ soccer championships.

Forecasts for the cargo sector show further consolidation in 2008 and growth of 2.0 to 3.0%, whereby the share of trucking should grow at a higher rate. The most notable changes involve the start of operations by a second cargo handling provider during the second quarter of 2008, with estimates showing an initial market share of roughly 6.0 to 7.0%, and the termination of flight operations by DHL on 1 April 2008. The major drivers for this area of business will be our home carrier, the Austrian Airlines Group, as well as air traffic to and from Korea, with a focus on imports to Eastern Europe. The collection of measurement data and monitoring, which have proven to be useful in the apron handling area, will be gradually expanded to also cover the cargo sector.

The construction at the airport will present a range of operational challenges in 2008, which will also be reflected in capacity bottlenecks. Continuing competitive pressure and the increased demands of airlines for reduced service packages and lower prices will be met with a flexible product and price offering as well as efficient cost management.

# Non-Aviation Segment

The responsibilities of the Non-Aviation Segment include the provision of various services related to airport operations such as shopping, gastronomy, car parks, advertising space, security services, the development and marketing of real estate, traffic connections, technical services, construction management, and consulting services.

**Key Data on the Non-Aviation Segment,** financial data in € million

| | 2007 | Change in % | 2006 | 2005 |
|---|---|---|---|---|
| Revenue | 132.2 | 17.2 | 112.8 | 89.2 |
| EBITDA | 59.7 | 5.4 | 56.6 | 50.8 |
| EBITDA margin in % | 29.9 | – | 31.5 | 32.3 |
| Depreciation | 24.5 | 14.3 | 21.4 | 16.4 |
| EBIT | 35.2 | 0.0 | 35.2 | 34.5 |
| EBIT margin in % | 17.6 | – | 19.6 | 21.9 |
| Segment assets[1] | 415.4 | 11.6 | 372.1 | 343.2 |
| Capital expenditure | 43.1 | -20.3 | 54.1 | 115.8 |
| Average number of employees | 1,465 | 14.6 | 1,278 | 1,018 |

1) adjusted

## Developments in 2007

The Non-Aviation Segment recorded an above-average increase of 17.2% in revenues to € 132.2 million for 2007. As in the prior year, security services, parking and rentals provided the major support for this development. The share of the Non-Aviation Segment in Group revenues rose from 24.3% in 2006 to 25.3% for 2007.

Despite an increase in depreciation that was triggered by the high level of capital expenditure as well as higher personnel expenses – the average workforce grew 14.6% during the reporting year – segment EBIT matched the prior year level at € 35.2 million.

The EBIT margin decreased from 19.6% to 17.6%. In addition, the EBITDA margin was 1.7 percentage points lower despite an improvement of 5.4% in EBITDA. This decline was triggered by an increase in income from security services to 25.6% of segment revenue and the related lower EBITDA margin on these services.

**Structure of revenue in the Non-Aviation Segment in %**


2005
€ 89.2 million
22.5
19.8
17.0
19.9
20.8
2006
€ 112.8 million
20.2
18.1
22.8
13.7
25.2
2007
€ 132.2 million
20.1
18.2
20.4
15.7
25.6
Parking
Shopping/gastronomy
Other rentals
Miscellaneous (Supply/disposal, telecommunications, IT, Malta)
Security services

The largest growth in revenue was generated by security services with a plus of 18.9% to € 33.8 million. This increase was related to the expansion of business activities by Vienna International Airport Security Services Ges.m.b.H., a wholly owned subsidiary of Flughafen Wien AG. The expansion of security services also led to the additional hiring of 165 employees. Revenues from shopping and gastronomy rose by 17.7%, and outpaced the increase in passenger volume for the reporting year. Primary revenues recorded by the shops and gastronomy facilities grew 11.9% to € 146.7 million. Revenue from parking rose by 16.8% to € 26.6 million in 2007, supported by an increase in capacity and price adjustments in the short-term parking facilities.

**Shopping**

| | 2007 | Change in % | 2006 | 2005 |
|---|---|---|---|---|
| Selling space in m² | 7,333 | 1.6 | 7,218 | 5,977 |
| Shop revenue in € mill. | 120.4 | 12.9 | 106.7 | 95.0 |
| Revenue in € mill. | 19.6 | 18.7 | 16.5 | 14.4 |

**Gastronomy**

| | 2007 | Change in % | 2006 | 2005 |
|---|---|---|---|---|
| Selling space in m² | 4,034 | 1.3 | 3,981 | 3,451 |
| Facility revenue in € mill. | 26.3 | 7.3 | 24.5 | 22.4 |
| Revenue in € mill. | 4.5 | 13.6 | 4.0 | 3.1 |

## Capital expenditure

Investments in the Non-Aviation Segment focused on the opening of the Office Park 2 (head office for the Austrian Airlines Group) at a total cost of € 40.6 million, whereby this figure includes asset additions of € 18.3 million during the reporting period. In addition, car park 4 was enlarged to include an additional 2,250 spaces at a cost of € 12.5 mill. The construction on car park 4 is scheduled for completion before the start of the UEFA EURO 2008™ soccer championships in June 2008.

## Outlook

In addition to the completion of construction on car park 4 and the improvement of connections to the public transportation system, operating activities will be directed to meeting the challenges created by the terminal extension.

The tenders for the 52 retail and gastronomy facilities in the new terminal area will be concluded as proposed, and detailed planning with the new tenants will begin in spring 2008 following the completion of this process.

Construction on the Airport Logistic Center in the Cargo North area started in 2007 and should be concluded during the first half of 2008; this facility is being built from a third party on land owned by the Flughafen Wien and will offer logistics companies smaller storage areas for rental. The former World Trade Center at Vienna International Airport, an office building with 18,000 m² of space, will be operated as the Office Park 3 after renovation.

FILE NO. 82-3907

# Consolidated Financial Statements 2007 of Flughafen Wien AG

# Consolidated Income Statement

for the period from 1 January to 31 December 2007

| in T€ | Notes | 2007 | 2006 |
|---|---|---|---|
| Revenue | (1) | 521,424.6 | 463,888.5 |
| Other operating income | (2) | 14,315.0 | 13,369.7 |
| Operating income | | 535,739.6 | 477,258.1 |
| Consumables and services used | (3) | -37,007.7 | -34,474.2 |
| Personnel expenses | (4) | -213,365.9 | -197,927.0 |
| Other operating expenses | (5) | -94,373.5 | -75,208.3 |
| Earnings before interest, taxes, depreciation and amortisation (EBITDA) | | 190,992.5 | 169,648.6 |
| Depreciation and amortisation | (6) | -70,648.6 | -65,964.5 |
| Earnings before interest and taxes (EBIT) | | 120,343.9 | 103,684.1 |
| | | | |
| Income from investments, excl. companies at equity | (8) | 350.0 | -2,208.5 |
| Net financing costs | (9) | -7,017.7 | -1,413.8 |
| Other financial expense/income | (10) | -3,744.8 | 26.4 |
| Financial results. excl. companies at equity | | -10,412.5 | -3,595.8 |
| Income from companies at equity | (7) | 4,038.3 | 1,771.4 |
| Financial results | | -6,374.2 | -1,824.4 |
| | | | |
| Profit before taxes (EBT) | | 113,969.7 | 101,859.7 |
| | | | |
| Income taxes | (11) | -26,515.0 | -24,308.3 |
| Net profit for the period | | 87,454.7 | 77,551.4 |
| Thereof attributable to: | | | |
| Equity holders of the parent | | 87,678.0 | 76,785.4 |
| Minority interest | | -223.4 | 766.0 |
| | | | |
| Number of shares outstanding (weighted average) | (21) | 21,000,000 | 21,000,000 |
| Earnings per share (in €) | | 4.18 | 3.66 |
| Recommended/paid dividend per share (in €) | | 2.50 | 2.20 |
| Recommended/paid dividend (in T€) | | 52,500.0 | 46,200.0 |

# Consolidated Balance Sheet

as of 31 December 2007

## Assets

| in T€ | Notes | 31.12.2007 | 31.12.2006[1] |
|---|---|---|---|
| Intangible assets | (12) | 9,318.1 | 6,141.2 |
| Property, plant and equipment | (13) | 1,098,496.0 | 1,016,664.3 |
| Investment property | (14) | 122,595.1 | 59,594.1 |
| Investments accounted for using the equity method | (15) | 99,704.1 | 88,501.0 |
| Other financial assets | (16) | 2,528.0 | 2,762.0 |
| Deferred tax assets | (11) | 1,193.7 | 5,512.2 |
| Non-current assets | | 1,333,834.9 | 1,179,174.9 |
| | | | |
| Inventories | (17) | 3,378.2 | 2,931.3 |
| Securities | (18) | 142,078.6 | 91,173.6 |
| Receivables and other assets | (19) | 52,268.8 | 83,521.6 |
| Cash and cash equivalents | (20) | 29,293.0 | 91,868.9 |
| Current assets | | 227,018.6 | 269,495.4 |
| Total Assets | | 1,560,853.5 | 1,448,670.3 |

## Equity and Liabilities

| | | | |
|---|---|---|---|
| Share capital | (21) | 152,670.0 | 152,670.0 |
| Capital reserves | (22) | 117,657.3 | 117,657.3 |
| Other reserves | (23) | -2,421.7 | -4,581.5 |
| Retained earnings | (24) | 466,317.4 | 431,545.4 |
| Minority interest | (25) | 711.8 | 23,989.9 |
| Equity | | 734,934.8 | 721,281.1 |
| | | | |
| Provisions | (26) | 92,274.3 | 95,935.4 |
| Financial liabilities | (27) | 468,191.9 | 359,809.8 |
| Other liabilities | (28) | 47,366.9 | 13,323.4 |
| Deferred tax liabilities | (11) | 0.0 | 391.0 |
| Non-current liabilities | | 607,833.1 | 469,459.5 |
| | | | |
| Provisions for taxation | (29) | 582.3 | 5,522.4 |
| Other provisions | (29) | 100,768.8 | 110,971.5 |
| Financial liabilities | (27) | 144.8 | 4,652.9 |
| Trade payables | (30) | 65,172.9 | 60,242.7 |
| Other liabilities | (31) | 51,416.8 | 76,540.2 |
| Current liabilities | | 218,085.6 | 257,929.7 |
| Total Equity and Liabilities | | 1,560,853.5 | 1,448,670,3 |

1) adjusted (see "changes in accounting policies" on page 130 of the notes)

# Consolidated Cash Flow Statement

for the period from 1 January to 31 December 2007

| in T€ | | 2007 | 2006[1] |
|---|---|---|---|
| | Profit before taxes | 113,969.7 | 101,859.7 |
| + | Depreciation / - revaluation of non-current assets | 71,886.9 | 66,837.9 |
| + | Losses / - gains on the disposal of non-current assets | -89.1 | 2,286.3 |
| - | Reversal of investment subsidies from public funds | -1,412.9 | -1,447.1 |
| - | Other non-cash transactions | 34.8 | 0.0 |
| - | Increase / + decrease in inventories | -444.2 | -115.6 |
| - | Increase / + decrease in receivables | 34,749.5 | -35,709.0 |
| + | Increase / - decrease in provisions | -10,862.9 | 10,064.8 |
| + | Increase / - decrease in liabilities | -10,298.3 | 18,665.5 |
| | Currency translation adjustments | -1,674.0 | 784.8 |
| | Net cash flows from ordinary operating activities | 195,859.7 | 163,227.3 |
| - | Income taxes paid | -31,446.3 | -21,008.7 |
| | Net cash flow from operating activities | 164,413.3 | 142,218.6 |
| | | | |
| + | Payments received on the disposal of non-current assets (excl. non-current financial assets) | 7,314.7 | 223.0 |
| + | Payments received on the disposal of non-current financial assets | 13.4 | 34.7 |
| + | Cash flow from capital decrease by investments | 0.0 | 7,924.6 |
| - | Payments made for the purchase of non-current assets (excl. non-current financial assets) | -193,799.4 | -207,197.1 |
| - | Payments made for the purchase of financial assets | -7,713.3 | -45,175.4 |
| - | Payments made for the acquisition of companies | -30,853.0 | 0.0 |
| | Cash flow from changes in the consolidation range | 0.0 | 28.4 |
| | Currency translation adjustments | 0.0 | 2,493.0 |
| - | Payments made for the purchase of securities | -52,099.2 | -24,766.8 |
| | Net cash flow from investing activities | -277,136.9 | -266,435.5 |
| | | | |
| - | Dividend | -46,200.0 | -42,000.0 |
| | Change in minority interest | -5,624.8 | 37,982.7 |
| | Change in currency translation adjustment for minority interests | -1,903.3 | 3,156.6 |
| | Change in financial liabilities | 103,874.0 | 193,762.7 |
| | Net cash flow from financing activities | 50,145.8 | 192,902.0 |
| | | | |
| | Change in cash and cash equivalents | -62,577.7 | 68,685.0 |
| | Currency translation adjustments | 1.8 | 0.0 |
| + | Cash and cash equivalents at the beginning of the period | 91,868.9 | 23,183.9 |
| | Cash and cash equivalents at the end of the period | 29,293.0 | 91,868.9 |

For additional information, see note (32); 1) adjusted

# Consolidated Statement of Recognised Income and Expense

for the period from 1 January to 31 December 2007

| in T€ | 2007 | 2006[1] |
|---|---|---|
| **Income and expense recognised directly in equity (gross)** | | |
| Change in fair value of available-for-sale securities | | |
| Recognised directly in equity | -10.8 | -2,474.1 |
| Recognised to profit and loss for the current period | 2,550.6 | 0.0 |
| Changes arising from foreign currency translation | -3,061.2 | 4,848.2 |
| Fair value measurement of put option held by minority interest | -7,411.3 | 0.0 |
| Cash flow hedge | 34.8 | 0.0 |
| Actuarial gains/losses | 1,951.9 | 9,061.3 |
| Employee fund | 1,197.0 | 1,380.0 |
| Deferred taxes on items recognised directly in equity | -1,623.4 | -2,284.3 |
| Total income and expense recognised directly in equity | -6,372.4 | 10,531.1 |
| Net profit for the period | 87,454.7 | 77,551.4 |
| Total recognised income and expense | 81,082.3 | 88,082.5 |
| Thereof attributable to: | | |
| Equity holders of the parent | 83,131.9 | 85,459.9 |
| Minority interest | -2,049.6 | 2,622.5 |

1) adjusted

# Consolidated Statement of Changes in Equity

| All amounts in T€ | Share capital | Capital reserves | Available-for-sale reserve | Hedging reserve |
|---|---|---|---|---|
| Balance on 1.1.2006 | 152,670.0 | 117,657.3 | -49.8 | 0.0 |
| Currency translation adjustments | | | | |
| Fair value measurement of securities | | | -1,855.6 | |
| Actuarial gains/losses | | | | |
| Employee fund | | | | |
| Total income and expense recognised directly in equity | 0.0 | 0.0 | -1,855.6 | 0.0 |
| Net profit for the period | | | | |
| Total recognised income and expense | 0.0 | 0.0 | -1,855.6 | 0.0 |
| Minority interest | | | | |
| Dividend | | | | |
| Balance on 31.12.2006 | 152,670.0 | 117,657.3 | -1,905.4 | 0.0 |
| | | | | |
| Balance on 1.1.2007 | 152,670.0 | 117,657.3 | -1,905.4 | 0.0 |
| Adjustments | | | | |
| Balance on 1.1.2007 adjusted | 152,670.0 | 117,657.3 | -1,905.4 | 0.0 |
| Currency translation adjustments | | | | |
| Fair value measurement of put option held by minority interests | | | | |
| Fair value measurement of securities | | | 1,904.7 | |
| Cash flow hedge | | | | 26.1 |
| Actuarial gains/losses | | | | |
| Employee fund | | | | |
| Total income and expense recognised directly in equity | 0.0 | 0.0 | 1,904.7 | 26.1 |
| Net profit for the period | | | | |
| Total recognised income and expense | 0.0 | 0.0 | 1,904.7 | 26.1 |
| Capital repayment minority interest | | | | |
| Dividend | | | | |
| Balance on 31.12.2007 | 152,670.0 | 117,657.3 | -0.7 | 26.1 |

| Actuarial gains/ losses | Currency translation reserve | Total other reserves | Retained earnings | Total before minority interest | Minority interest | Total |
|---|---|---|---|---|---|---|
| -11,937.2 | -526.5 | -12,513.6 | 396,017.5 | 653,831.2 | 0.0 | 653,831.2 |
| | 2,991.6 | 2,991.6 | | 2,991.6 | 1,856.5 | 4,848.2 |
| | | -1,855.6 | | -1,855.6 | | -1,855.6 |
| 6,795.9 | | 6,795.9 | | 6,795.9 | | 6,795.9 |
| | | 0.0 | 742.5 | 742.5 | | 742.5 |
| 6,795.9 | 2,991.6 | 7,932.0 | 742.5 | 8,674.5 | 1,856.5 | 10,531.1 |
| | | | 76,785.4 | 76,785.4 | 766.0 | 77,551.4 |
| 6,795.9 | 2,991.6 | 7,932.0 | 77,527.9 | 85,459.9 | 2,622.5 | 88,082.5 |
| | | | | 0.0 | 21,367.4 | 21,367.4 |
| | | | -42,000.0 | -42,000.0 | | -42,000.0 |
| -5,141.3 | 2,465.1 | -4,581.5 | 431,545.4 | 697,291.2 | 23,989.9 | 721,281.1 |
| -5,141.3 | 5,621.7 | -1,425.0 | 431,545.4 | 700,447.7 | 38,748.7 | 739,196.4 |
| | -3,156.6 | -3,156.6 | | -3,156.6 | -14,758.8 | -17,915.4 |
| -5,141.3 | 2,465.1 | -4,581.5 | 431,545.4 | 697,291.2 | 23,989.9 | 721,281.1 |
| | -1,234.9 | -1,234.9 | | -1,234.9 | -1,826.2 | -3,061.2 |
| | | 0.0 | -7,411.3 | -7,411.3 | | -7,411.3 |
| | | 1,904.7 | | 1,904.7 | | 1,904.7 |
| | | 26.1 | | 26.1 | | 26.1 |
| 1,463.9 | | 1,463.9 | | 1,463.9 | | 1,463.9 |
| | | 0.0 | 705.3 | 705.3 | | 705.3 |
| 1,463.9 | -1,234.9 | 2,159.8 | -6,706.0 | -4,546.2 | -1,826.2 | -6,372.4 |
| | | | 87,678.0 | 87,678.0 | -223.4 | 87,454.7 |
| 1,463.9 | -1,234.9 | 2,159.8 | 80,972.0 | 83,131.9 | -2,049.6 | 81,082.3 |
| | | | | 0.0 | -21,228.6 | -21,228.6 |
| | | | -46,200.0 | -46,200.0 | | -46,200.0 |
| -3,677.4 | 1,230.2 | -2,421.7 | 466,317.4 | 734,223.0 | 711.8 | 734,934.8 |

# Notes

## General Information and Methods

**Information on the Company**
Flughafen Wien Aktiengesellschaft (AG) and its subsidiaries are service companies that are active in the construction and operation of civil airports and related facilities. As a civil airport operator, the company manages Vienna International Airport and Vöslau-Kottingbrunn Airport. The headquarters of the company are located in Schwechat, Austria. The address of the company is: Flughafen Wien AG, P.O. Box 1, A-1300 Wien-Flughafen. The company is listed in the commercial register of the provincial and commercial court of Korneuburg (FN 42984 m).

**Basis of preparation**
The consolidated financial statements of Flughafen Wien AG as of 31 December 2007 were prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU), as well as the requirements of § 245a of the Austrian Commercial Code. The consolidated financial statements reflect the application of IFRS, as issued by the International Accounting Standards Board (IASB).

The financial year represents the calendar year. The structure of the balance sheet distinguishes between non-current and current assets and liabilities, which are in part classified by term in the notes. The income statement is prepared in accordance with the nature of expense method under which "total costs" are shown.

The financial statements of Flughafen Wien AG and its subsidiaries are consolidated on the basis of uniform accounting and valuation principles. The financial statements of all subsidiaries included in the consolidation are prepared as of the balance sheet date for the consolidated financial statements. The Maltese subsidiaries (a sub-group of VIE Malta Ltd.) used 31 March as their balance sheet date up to and including the 2005/2006 financial year.

The consolidated financial statements are prepared in euros. In order to provide a better overview, amounts are generally shown in thousand euros (T€). These rounded figures also include exact amounts that are not shown, and rounding differences can therefore occur. This also applies to other information such as the number of employees, traffic data etc.

**Application of new and revised standards and interpretations**
The Group applied all new or revised standards and interpretations that were issued by the International Accounting Standards Board (IASB) and International Financial Reporting Interpretations Commitee (IFRIC) of the IASB and adopted by the EU, if these standards and interpretations were relevant for the business activities of the Group

and applicable to financial years beginning on or after 1 January 2007. In particular, the following announcements by the IASB were applied for the first time during the 2007 financial year:

- Amendment to IAS 1 "Presentation of Financial Statements – Capital Disclosures"
- IFRS 7 "Financial Instruments: Disclosures"
- IFRIC 10 "Interim Financial Reporting and Impairment"

The application of new or revised standards and interpretations did not have any material effect on the asset, financial or earnings position or cash flows of the Flughafen Wien Group.

As of the date these financial statements were released for publication, the following standards and interpretations had been announced but their application was not yet mandatory:

| | |
|---|---|
| • Amendment to IAS 1 "Presentation of Financial Statements" | Applicable to financial years beginning on or after 1 January 2009; not yet adopted by the EU into European law |
| • Amendment to IAS 23 "Borrowing Costs" | Applicable to financial years beginning on or after 1 January 2009; not yet adopted by the EU into European law |
| • Amendment to IAS 32 "Financial Instruments: Presentation" | Applicable to financial years beginning on or after 1 January 2009; not yet adopted by the EU into European law |
| • Amendment to IAS 27 "Consolidated and Separate Financial Statements" | Applicable to financial years beginning on or after 1 July 2009; not yet adopted by the EU into European law |
| • Revision of IFRS 3 "Business Combinations" | Applicable to financial years beginning on or after 1 July 2009; not yet adopted by the EU into European law |
| • IFRS 8 "Operating Segments" | Applicable to financial years beginning on or after 1 January 2009 |
| • IFRIC 11 "IFRS 2 – Group and Treasury Share Transactions" | Applicable to financial years beginning on or after 1 March 2007 |
| • IFRIC 12 "Service Concession Arrangements" | Applicable to financial years beginning on or after 1 January 2008; not yet adopted by the EU into European law |

| | |
|---|---|
| • IFRIC 13 "Customer Loyalty Programmes" | Applicable to financial years beginning on or after 1 July 2008; not yet adopted by the EU into European law |
| • IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" | Applicable to financial years beginning on or after 1 January 2008; not yet adopted by the EU into European law |

The amendment to IAS 23 "Borrowing Costs", which requires the capitalisation of borrowing costs incurred for the acquisition or production of qualified assets, has been applied in preparing the consolidated financial statements of Flughafen Wien AG since the 2006 financial year through the use of the option provided by the current IAS 23. The other standards and interpretations were not applied on an early basis. The application of the other standards and interpretations listed above is not expected to have any material effects on the consolidated financial statements of Flughafen Wien AG.

## Changes in accounting policies

These financial statements include the following changes in accounting policies by Flughafen Wien AG, which were made to provide more reliable and more relevant information on the financial position and performance of the company:

1. In contrast to the prior year, the obligations arising from the mediation contract – which is connected with the construction of a third runway at Vienna International Airport – are now presented as a net amount. The previous practice involved the recognition of the estimated contributions to the environmental fund and noise protection measures, including the dialogue forum, as acquisition or ancillary production costs, with the creation of provisions for investments at an appropriate amount. When the terms of the mediation contract are met through specific environmental measures, the individual actions are now recognised as acquisition or ancillary production costs for the third runway at the time of realisation. The annual contributions required by the environmental fund contract are recorded as a liability at their present value, and also represent ancillary costs during the acquisition and production period for the third runway. The prior year entries were adjusted as follows: the acquisition and ancillary production cost of noise protections measures that have not yet been implemented and not yet allocated to a previous financial year were offset against the relevant provisions without recognition to profit or loss. Contributions to the environmental fund that relate to previous financial years were recognised as non-current liabilities at an amount equal to their present value.

2. In contrast to the prior year, claims arising from reinsurance contracts – which were previously recorded under other financial assets or non-current receivables – are treated as plan assets in the consolidated financial statements for 2007 in accordance with IAS 19 and deducted from the pension obligations recognised as of the balance sheet date.

3. The goodwill arising from the acquisition of a stake in Malta Mediterranean Link Consortium Ltd. by VIE (Malta) Limited was separated from the investment, which was recorded using the equity method, and shown separately under intangible assets in the prior year. In these consolidated financial statements, the goodwill is shown under investments accounted for using the equity method and is included in the carrying amount of the investment.

4. Land and buildings shown under property, plant and equipment in the prior year – which are held to generate rental income and/or for capital appreciation, and are not used in production or for administrative purposes – are carried under investment property in the consolidated financial statements for 2007.

5. The investment funds and bonds included under cash and cash equivalents in the prior year are shown as a separate item under current assets in the consolidated financial statements for 2007.

6. Foreign exchange differences attributable to minority interests – which arise from the translation of financial statements – are allocated to the appropriate item for the relevant minority interest.

7. In cases where an agreement (put option) was concluded with minority shareholders for the sale of their investment to the Flughafen Wien Group, the relevant shares are carried as a liability in accordance with IAS 32 and measured at fair value. In 2007 this led to the reclassification of a minority interest from equity to current liabilities as well as the recognition of a loss from a change in the value of the investment.

The Flughafen Wien Group has adjusted the comparable data for prior financial years as if the new accounting policies had always been applied. The adjustments are as follows:

| in T€ | 31.12.2006 Adjusted | 31.12.2006 | Difference | Adjustment Number |
|---|---|---|---|---|
| **Assets** | | | | |
| Intangible assets | 6,141.2 | 7,055.3 | -914.1 | 3 |
| Property, plant and equipment | 1,016,664.3 | 1,109,800.1 | -93,135.8 | 1 and 4 |
| Investment property | 59,594.1 | 0.0 | 59,594.1 | 4 |
| Investments accounted for using the equity method | 88,501.0 | 87,586.9 | 914.1 | 3 |
| Other financial assets | 2,762.0 | 5,954.1 | -3,192.1 | 2 |
| Deferred tax assets | 5,512.2 | 5,512.2 | 0.0 | |
| Non-current assets | 1,179,174.9 | 1,215,908.8 | -36,733.9 | |
| | | | | |
| Inventories | 2,931.3 | 2,931.3 | 0.0 | |
| Securities | 91,173.6 | 0.0 | 91,173.6 | 5 |
| Receivables and other assets | 83,521.6 | 83,521.6 | 0.0 | |
| Cash and cash equivalents | 91,868.9 | 183,042.5 | -91,173.6 | 5 |
| Current assets | 269,495.4 | 269,495.4 | 0.0 | |
| Total Assets | 1,448,670.3 | 1,485,404.2 | -36,733.9 | |
| **Equity and Liabilities** | | | | |
| Share capital | 152,670.0 | 152,670.0 | 0.0 | |
| Capital reserves | 117,657.3 | 117,657.3 | 0.0 | |
| Other reserves | -4,581.5 | -1,425.0 | -3,156.6 | 6 |
| Retained earnings | 431,545.4 | 431,545.4 | 0.0 | |
| Minority interest | 23,989.9 | 38,748.7 | -14,758.8 | 6 and 7 |
| Equity | 721,281.1 | 739,196.4 | -17,915.4 | |
| | | | | |
| Provisions | 95,935.4 | 117,547.8 | -21,612.4 | 1 and 2 |
| Financial liabilities | 359,809.8 | 359,809.8 | 0.0 | |
| Other liabilities | 13,323.4 | 7,519.4 | 5,804.0 | 1 |
| Deferred tax liabilities | 391.0 | 391.0 | 0.0 | |
| Non-current liabilities | 469,459.5 | 485,267.9 | -15,808.4 | |
| | | | | |
| Provisions for taxation | 5,522.4 | 5,522.4 | 0.0 | |
| Other provisions | 110,971.5 | 131,897.0 | -20,925.5 | 1 |
| Financial liabilities | 4,652.9 | 4,652.9 | 0.0 | |
| Trade payables | 60,242.7 | 60,242.7 | 0.0 | |
| Other liabilities | 76,540.2 | 58,624.9 | 17,915.4 | 6 and 7 |
| Current liabilities | 257,929.7 | 260,939.8 | -3,010.1 | |
| Total Equity and Liabilities | 1,448,670.3 | 1,485,404.2 | -36,733.9 | |

These adjustments had no material effect on the component items of the income statement or earnings per share (basic or diluted).

**Consolidation range**

The consolidated financial statements include all subsidiaries, joint ventures and associated companies of Flughafen Wien AG (with the exception of seven subsidiaries). Subsidiaries are companies under the direct or indirect control of Flughafen Wien AG.

The existence and effects of potential voting rights that can be exercised or converted at the present time are included in determining whether control exists. Control is considered to exist when the parent company is directly or indirectly able to govern the financial and operating policies of an entity. A subsidiary is initially consolidated when control begins, and deconsolidated when control ends.

Joint ventures are companies in which control is exercised together with other entities. Associated companies are entities over which Flughafen Wien AG can exercise significant influence but do not qualify for classification as a subsidiary or joint venture. Associated companies and joint ventures are included in the consolidated financial statements using the equity method.

The 2007 consolidated financial statements include Flughafen Wien AG as well as 11 domestic (2006: 8) and 3 foreign (2006: 3) subsidiaries that are controlled by Flughafen Wien AG. The minority interest in KSC Holding a.s. is carried as a liability because the minority shareholders have a put option to sell their shares to Flughafen Wien AG. In addition, 3 domestic (2006: 3) and 4 foreign (2006: 3) companies are included at equity.

The companies included in the consolidated financial statements and the methods used for consolidation are listed in an appendix to the notes.

Flughafen Wien AG owns less than one-half of the shares in the foreign subsidiaries BTS Holding, a.s. and KSC Holding, a.s. as a result of non-voting preferred stock. However, these companies are fully consolidated because Flughafen Wien AG is entitled to the majority of shares that carry voting rights. City Air Terminal Betriebsgesellschaft m.b.H., Malta Mediterranean Link Consortium Ltd. and Letisko Košice – Airport Košice a.s. are included in the consolidated financial statements using the equity method, even through Flughafen Wien AG directly or indirectly controls the majority of voting rights. These companies are considered to be under joint control because key decisions on corporate policies are made in cooperation with the co-shareholders.

Seven subsidiaries were not included in the consolidated financial statements because their economic significance and influence on the asset, financial and earnings position of the Group are immaterial. The combined consolidated revenues of these companies equalled less than 1.0% of Group revenue in 2007.

**Changes in the consolidation range**

The following companies were included in the consolidated financial statements for the first time in 2007:

| Company | Date of consolidation | Type of consolidation | Share of capital | Description |
|---|---|---|---|---|
| Corvin WTC Airport Business Center Vermietungs GmbH (now Vienna Office Park 3 Betriebsgesellschaft m.b.H.) | 4.4.2007 | Full consolidation | 100.0% | Acquisition |
| Vienna International Airport Beteiligungs-holding GmbH | 21.4.2007 | Full consolidation | 100.0% | Founding |
| Mazur Parkplatz GmbH | 1.8.2007 | Full consolidation | 100.0% | Acquisition |
| Flughafen Friedrichshafen GmbH | 25.5.2007 | At equity | 25.15% | Acquisition |

The Flughafen Wien Group acquired 100% of the shares in Corvin WTC Airport Business Center Vermietungs GmbH, Vienna (now known as Vienna Office Park 3 Betriebsgesellschaft m.b.H., Schwechat) as of 4 April 2007. The purchase price of of T€ 27,104.4 was paid in cash. The acquired company owns and operates the "World Trade Center" office building (now known as Office Park 3) at Vienna International Airport. In connection with the allocation of the purchase price, the office building with a value of T€ 5,591.1 was adjusted to reflect fair value and goodwill of T€ 4,380.0 was identified. This goodwill is related primarily to the expected long-term development potential of the Office Park 3. The acquisition of Vienna Office Park 3 Betriebsgesellschaft m.b.H. included the takeover of cash totalling T€ 598.5. The consolidated earnings of this subsidiary since the acquisition equal T€ 1,046.1. If the acquisition had taken place as of 1 January 2007, estimated consolidated revenue would have totalled T€ 3,847.9 and estimated consolidated earnings for the period would have equalled T€ 4,698.2 (including extraordinary results of T€ 3,610.1).

As of 1 August 2007 Flughafen Wien AG acquired 100% of the shares in Mazur Parkplatz GmbH, Schwechat, through its subsidiary VIE Liegenschaftsbeteiligungsgesellschaft m.b.H. The purchase price of T€ 4,380.0 was paid in cash. This business combination resulted in goodwill of T€ 54.2 and the takeover of T€ 32.9 in cash. Moreover, it increased the parking capacity of Vienna International Airport by roughly 5,000 spaces. The consolidated earnings of this subsidiary for the first five months following the acquisition totalled T€ 30.3. If the acquisition had taken place as of 1 January 2007, the estimated contribution to revenue would have been T€ 1,330.0 and estimated earnings for the period would have equalled T€ 120.0.

The following assets and liabilities were acquired in connection with the purchase of Vienna Office Park 3 Betriebsgesellschaft m.b.H. and Mazur Parkplatz GmbH:

| in T€ | Fair value on the date of acquisition | Adjustment to reflect fair value | Carrying amount prior to acquisition |
|---|---|---|---|
| Intangible assets | 14.3 | 0.0 | 14.3 |
| Property, plant and equipment | 27,635.8 | 5,591.1 | 22,044.8 |
| Other financial assets | 3.8 | 0.0 | 3.8 |
| Inventories | 2.7 | 0.0 | 2.7 |
| Receivables and other assets | 212.6 | 0.0 | 212.6 |
| Deferred tax assets | 2,136.2 | 0.0 | 2,136.2 |
| Cash and cash equivalents | 631.4 | 0.0 | 631.4 |
| Financial liabilities | -0.4 | 0.0 | -0.4 |
| Provisions | -147.9 | 0.0 | -147.9 |
| Liabilities | -2,040.6 | 0.0 | -2,040.6 |
| Deferred tax liabilities | -1,397.8 | -1,397.8 | 0.0 |
| Acquired net assets | 27,050.2 | 4,193.3 | 22,856.9 |
| Goodwill | 4,434.2 | | |
| Purchase price paid in cash | 31,484.4 | | |

As of 25 May 2007 a stake of 25.15% was acquired in Flughafen Friedrichshafen GmbH, Friedrichshafen, in conjunction with a capital increase. This company operates the airport in Friedrichshafen. The purchase price, including transaction costs of T€ 191.2, totalled T€ 7,691.2 and was included under investments accounted for using the equity method. As part of the purchase price allocation, the customer relationships of Flughafen Friedrichshafen GmbH were identified as an intangible asset that is included in the carrying amount of this investment. The value of these customer relationships was determined using a residual value method (multi-period excess earnings method). The customer relationships are carried at a proportional present value of T€ 212.3. The carrying amount of the investment includes goodwill of T€ 2,043.6.

There were no deconsolidations in 2007.

## Consolidation principles

In accordance with IFRS, all business combinations must be accounted for using the purchase method. This method involves the allocation of the purchase price for an acquired subsidiary to the acquired assets, liabilities and contingent liabilities. The determining factor is the fair value at the time control over the subsidiary is obtained. All identifiable assets as well as the assumed liabilities and contingent liabilities are measured at fair value, irrespective of the amount of the investment.

Any remaining positive difference is recognised as goodwill, while any remaining negative difference is recognised immediately to profit and loss. In the periods following the business combination, the realised differences between the carrying amount and fair value of the acquired assets and liabilities are carried forward, amortised or reversed in accordance with the treatment of the relevant item.

When a business combination is achieved in stages and the company is already consolidated, the difference between the purchase price and the proportional share of acquired equity is shown as goodwill.

Minority interests in the net assets of a consolidated subsidiary are shown as a separate item under Group equity, unless the minority shareholders have a claim to repayment of their capital or the sale of their shares to the parent company. Minority interests represent the amount of the relevant shares on the date of the business combination plus any change in equity attributable to the minority shareholders beginning on the date of the business combination.

The revenue and expenses of a subsidiary are included in the consolidated financial statements beginning on the date of acquisition, and remain until the parent company loses control. The difference between the proceeds on the sale of a subsidiary and its carrying amount, including any accumulated currency translation adjustments that were recognised directly in equity, are recognised as a gain or loss on the sale of the subsidiary when the company is sold. Income and expenses, receivables and liabilities, and profit or loss recorded on transactions between companies in the consolidation are eliminated if these amounts are material.

Investments in associated companies and joint ventures that are included in the consolidated financial statements using the equity method are recognised at cost as of the date of acquisition. This carrying amount is subsequently increased or decreased by the share of profit or loss attributable to the Flughafen Wien Group. Goodwill related to an associated company or joint venture is included in the carrying amount of the investment and is not amortised on a scheduled basis. In the periods following the initial recognition of a business combination, any realised differences between the carrying amounts and fair values of assets and liabilities are adjusted, amortised or reversed, in accordance with the treatment of the corresponding items. If the application of IAS 39 indicates that the investment could be impaired, the full carrying amount is tested for impairment.

**Foreign currency translation**

Foreign currency transactions in the individual company financial statements are translated into the functional currency at the exchange rate in effect on the date of the business deal. Monetary items in foreign currencies are translated at the exchange rate in effect on the balance sheet date. Differences arising from foreign currency translation are basically recognised to profit and loss as a net amount.

The reporting currency and functional currency of the Austrian Group companies is the euro. The functional currency of the foreign subsidiaries and companies consolidated using the equity method is the relevant local currency, since these companies are independent from a financial, economic and organisational standpoint. The financial statements of companies located outside the euro zone are translated in accordance with the modified current rate method. Under this method the component items of equity are translated in part at historical rates, all other balance sheet items at the rate in effect on the balance sheet date, and income and expenses at the average exchange rate for the year. Differences arising from foreign currency translation are recorded under the currency translation reserve under equity, without recognition to profit and loss.

The following table shows the development of selected exchange rates in relation to the euro during the reporting year. These rates are used to translate data from the financial statements of the foreign Group companies.

| | Balance sheet date 1 EUR = | | Average rate for the year 1 EUR = | |
|---|---|---|---|---|
| | 31.12.2007 | 31.12.2006 | 2007 | 2006 |
| MTL | 0.429 | 0.428 | 0.429 | 0.429 |
| SKK | 33.58 | 34.60 | 33.77 | 37.14 |

**Intangible assets**

Intangible assets with a finite useful life are recognised at cost and amortised on a straight-line basis over a useful life of four to ten years. If there are signs of impairment and the recoverable amount – which is the higher of fair value less costs to sell and the value in use of the asset – is less than the carrying amount, an impairment loss is recognised.

Internally generated intangible assets are recognised at production cost when the relevant criteria have been met, and amortised over their expected useful life.

Borrowing costs and development expenses are capitalised if the relevant requirements have been met, and amortised over their useful life.

Intangible assets with indefinite useful lives are valued at cost, and are immaterial in the Flughafen Wien Group. They are not amortised on a systematic basis, but instead are tested for impairment each year and reduced to the recoverable amount if necessary. If the reasons for previously recognised impairment losses cease to exist, the impairment loss is appropriately reversed.

Goodwill is not amortised on a systematic basis; as an alternative, the recoverable amount of the cash-generating unit to which the goodwill was allocated is tested for impairment ("impairment only" approach). Cash-generating units are created by combining assets at the lowest level that would generate independent cash flows or form the basis of monitoring for internal management purposes. An impairment test must be carried out each year as well as in cases where there are signs that the cash-generating unit may be impaired. If the carrying amount of a cash-generating unit exceeds its recoverable amount, the relevant goodwill must be written down by the difference. Impairment losses recognised to goodwill may never be reversed. If the impairment of a cash-generating unit exceeds the carrying amount of allocated goodwill, the remaining impairment loss is recognised through a proportional reduction in the carrying amounts of the assets belonging to the cash-generating unit.

The recoverable amount of a cash-generating unit is generally determined by calculating the value in use according to the discounted cash flow (DCF) method. These DCF calculations are based on a five-year financial plan (2008 to 2012) that was approved by management, and also include a perpetual yield (beginning in 2012). The designated planning period reflects the assumptions for the short- to mid-term development of the market. Cash flows after this five-year period are computed using the expected long-term growth rates. The risk-adjusted cost of capital represents the weighted average cost of capital for equity and debt.

**Property, plant and equipment**

Property, plant and equipment is carried at acquisition or production cost, which is reduced by straight-line depreciation. The production cost for internally generated assets comprises direct costs and an appropriate share of material and production overheads as well as production-based administrative expenses. Acquisition and production cost includes the purchase price as well as any direct costs that are required to bring the asset to the intended location and operating condition. Borrowing costs that are directly related to the acquisition, construction or production of qualified assets are capitalised as part of acquisition or production cost. The depreciation period is determined on the basis of the presumed economic useful life, whereby ordinary depreciation is based on the following useful lives:

| | **Years** |
|---|---|
| Operational buildings | 33.3 |
| Other buildings | 10–50 |
| Take-off and landing runways, taxiways, aprons | 20 |
| Other facilities | 7–20 |
| Technical equipment and machinery | 5–20 |
| Motor vehicles | 5–10 |
| Other equipment, furniture, fixtures and office equipment | 4–15 |

The Flughafen Wien Group holds no non-current assets that would qualify for classification as non-current assets available for sale.

**Impairment of intangible assets and property, plant and equipment**
Intangible assets and property, plant and equipment that show signs of impairment are tested by comparing their carrying amount with the recoverable amount. If it is not possible to associate the asset with future cash flows that are independent of other assets, the impairment test is performed on the next higher group of assets. If the recoverable amount is less than the carrying amount, an impairment loss is recognised to reduce the asset or cash-generating unit to this lower amount. If the reasons for previously recognised impairment losses cease to exist, the impairment loss is appropriately reversed.

The recoverable amount of a cash-generating unit is generally determined by calculating the value in use according to the discounted cash flow (DCF) method. This involves the preparation of cash flow forecasts, which extend beyond the expected useful life of the asset or cash-generating unit. The (pre-tax) discount rate used for the calculation reflects the risk associated with the asset or cash-generating unit.

**Leased and rented assets**
The economic ownership of a leased asset is attributable to the contract partner that carries the major opportunities and risks arising from the lease. If the lessor carries the major opportunities and risks (operating lease), the leased asset remains on the lessor's balance sheet and is measured in accordance with the accounting regulations applicable to the relevant asset. In an operating lease, both the lessor and lessee recognise the lease payment through profit and loss.

If the lessee carries the major opportunities and risks connected with a leased asset (finance lease), the asset is recognised by the lessee at fair value or the lower present value of future minimum lease payments at the time of acquisition and subsequently depreciated over the economic useful life or shorter contract term.

At the same time, a lease obligation is recorded equal to the carrying amount of the leased asset. The lessor records a receivable equal to the net investment value of the lease. The lease expense and income are apportioned between a finance charge / finance income and a reduction of the outstanding liability / receivable.

**Investment property**
Investment property comprises all property that is held to generate rental income and/or for capital appreciation, and is not used for production or administrative purposes. It also includes land held for a future use that cannot be determined at the present time. If the property is used in part for business operations, the relevant share is allocated to this category of use. Investment property is carried at depreciated cost. Borrowing costs are capitalised as part of acquisition or production cost. Depreciation is calculated over a period of 33.3 to 50 years based on the straight line method.

**Inventories**
Inventories are stated at the lower of cost and net selling value, whereby the determination of cost is based on the moving average price method. Net selling value represents the estimated proceeds on sale in a normal business transaction less the estimated costs of

completion and estimated selling expenses. Net selling value also includes any impairment that could result from reduced usability.

**Provisions for severance compensation, pensions and service anniversary bonuses**
The calculation of the provisions for severance compensation, pensions and service anniversary bonuses as obligations resulting from defined benefit plans is based on actuarial principles and the projected unit credit method, whereby the liabilities reflect the defined benefit obligation. For the severance compensation and pension provisions, actuarial gains and losses arising from adjustments to reflect past history or changes in actuarial assumptions are recognised to equity in the period incurred without recognition to profit and loss; for the service anniversary bonus provisions, these items are expensed as incurred. All other changes in the provisions for severance compensation, pensions and service anniversary bonuses – such as service cost or interest expense – are reported under personnel expenses.

The determination of the present value of future claims incorporates future wage and salary increases as well as a discount for employee turnover that is based on the length of service with the company. The discount rate is based on the yields in effect on the relevant balance sheet date.

The retirement age represents the first possible date for early retirement permitted by the 2004 pension reform in Austria (federal budget act of 2003) and reflects all transition regulations. The retirement age for female employees reflects a gradual increase in the retirement age for women in keeping with Austrian law.

The AVÖ 1999-P life expectancy tables for salaried employees (2006: male and female employees), which are prepared by F.W. Pagler, form the biometric basis for the calculation of provisions for pensions.

The obligations for severance compensation, pensions and service anniversary bonuses as of 31 December 2007 and 2006 were calculated on the basis of the following parameters:

| | 2007 | 2006 |
|---|---|---|
| Discount rate | 4.75% | 4.25% |
| Wage and salary increases | 3.5% | 3.5% |
| Pension increases (only for pensions) | 1.5% | 1.5% |
| Expected return on insurance (only for pensions)[1] | 4.125% | 4.125% |
| Discount for turnover (graduated) | 0%–12% | 0%–12% |

1) The expected income is based on the returns generated in the past financial year.

Payments required by defined contribution plans (contributions to pension plans and legally required employee severance compensation funds) are recognised to profit or loss in the appropriate period, and shown under personnel expenses.

**Other provisions**

Other provisions include legal or constructive obligations to third parties, which are based on past transactions or events and are expected to lead to an outflow or resources that can be reliably estimated. These provisions reflect all recognisable risks related to the assumed settlement amount, and are based on the best possible estimate. A provision is not created if a reliable estimate of the amount is not possible. Provisions are discounted if the resulting effect is material. Expenses that result from the discounting of provisions are recorded under financial results, with the exception of the provisions for severance compensation, pensions and service anniversary bonuses.

**Investment subsidies from public funds**

Subsidies granted by public authorities for the purchase of property, plant and equipment ("investment subsidies") are recorded under current or non-current liabilities and released to the income statement over the useful life of the related asset on a straight-line basis. Special investment allowances granted by the Republic of Austria are treated as investment subsidies.

**Financial instruments**

A financial instrument is a contract that simultaneously creates a financial asset in one entity and a financial liability or equity instrument in another entity. In particular, financial assets include financial investments such as non-consolidated and other holdings, securities, trade receivables, credits granted and other receivables, non-derivative and derivative financial assets held for trading, and cash and cash equivalents. Financial liabilities generally represent an obligation to deliver cash or other financial assets to a creditor, and are comprised above all of amounts due to credit institutions, trade payables and derivative financial liabilities. The initial recognition and derecognition of financial instruments generally takes place as of the settlement date, which is the day on which the asset is delivered to or by the Group. Financial assets and financial liabilities are normally not offset for presentation, except in cases where there is a legally enforceable right to offset the amounts and settlement will take place on a net basis.

Financial assets are initially recognised at fair value. The fair values shown on the balance sheet generally represent the market prices of the financial assets. In cases where market prices are not readily available, fair value is determined using recognised valuation models and current market parameters. For this calculation, the cash flows previously fixed or determined by way of forward rates based on the current yield curve are discounted as of the measurement date using the discount factors derived from the yield curve applicable to the reporting date.

The Flughafen Wien Group has not yet applied the option to designate financial assets or financial liabilities upon initial recognition as financial assets or financial liabilities at fair value through profit or loss (fair value option) in cases where the specified criteria have been met.

**Non-derivative financial assets (securities)**

Originated loans are reported under "credits and receivables" and carried at amortised cost. Non-interest bearing loans and low-interest loans are generally carried at present value. Any material difference between cost and the repayment amount is accrued over the term of the loan in accordance with the effective interest rate method, and reported under financial results. In the event of impairment, the carrying amount of the financial asset is reduced to the present value of the expected repayments with recognition through profit and loss. If the reasons for previously recognised impairment losses cease to exist, the impairment loss is appropriately reversed.

Investments in securities that are classified as "financial assets held for trading" are measured at fair value. Any gains and losses resulting from subsequent measurement are recognised to profit or loss in the period incurred.

Shares in non-consolidated subsidiaries and other securities as well as associated companies and other investments that are not recorded at equity are classified as "available-for-sale financial assets" and generally measured at fair value.

If the fair value of a non-listed equity instrument cannot be determined reliably, the shares are carried at cost after the deduction of any necessary impairment losses.

Gains and losses resulting from changes in fair value are basically recognised directly in equity (fair value reserve) after the deduction of deferred taxes. Impairment losses that reflect a lasting and significant decline in fair value are recognised to profit or loss and removed from the fair value reserve. If circumstances at a later measurement date should indicate that fair value has increased as a result of events which occurred after the recognition of the impairment loss, a corresponding reversal of the impairment loss is generally recognised to profit or loss. Impairment losses recognised to profit or loss for available-for-sale equity instruments may only be reversed without recognition to profit or loss. Impairment losses to equity instruments that are measured at cost may neither be reversed to profit or loss nor recognised directly in equity.

Any accumulated gains and losses recognised to equity on the measurement of financial assets at fair value are transferred to the income statement when the relevant asset expires or is sold.

Purchases and sales are recorded as of the settlement date.

**Receivables**
Trade receivables and other current receivables are measured at the initially recognised value less impairment losses. Individual valuation allowances are recorded to reflect the expected credit risk; actual default leads to derecognition of the relevant receivable. The creation of individual valuation allowances also involves the grouping of receivables that may need to be reduced to reflect impaired based on similar credit risk characteristics as well as the subsequent recognition of valuation allowances based on past experience. Impairment losses on trade receivables are recorded to separate allowance accounts.

Other non-current receivables are measured at amortised cost and, if material, payment at a later date is reflected through discounting.

**Cash and cash equivalents**
Cash and cash equivalents, which include bank accounts and short-term deposits with credit institutions, have a remaining term of up to three months at the date of acquisition. These items are measured at fair value, which generally reflects the nominal value.

**Liabilities**
Financial liabilities are recognised at an amount equal to the actual funds received, which generally reflects fair value. Any material difference between the amount received and the repayment amount is distributed over the term of the liability according to the effective interest rate method, and reported under financial results.

Trade payables and other liabilities are carried at amortised cost.

**Derivative financial assets and liabilities**
The Flughafen Wien Group uses selected derivative financial instruments (interest rate swaps) to hedge the risk of changes in interest rates on investments and financing transactions.

Derivative financial instruments – which are not embedded in an effective hedge as defined in IAS 39 and must therefore be classified as "held for trading" – are recognised at fair value (which generally represents cost) as of the date the contract is concluded. Subsequent measurement is also based on fair value, which represents the market price for traded derivatives. Instruments that are not quoted on an exchange are valued on the basis of comparable transactions or settlement offers by the relevant business partners. For interest rate swaps, fair value reflects the amount that the Group would receive or be required to pay on the settlement date. This amount is calculated using the interest rates and interest rate structure curves that are relevant for the settlement date. Changes in fair value are generally recognised through profit and loss to the income statement, unless the derivative financial instrument is qualified as an effective hedge in accordance with IAS 39.

Positive fair values are recorded under receivables and other assets, while negative fair values are recorded under other liabilities.

The Group applies the requirements for hedge accounting as defined in IAS 39 ("Hedge Accounting") to instruments that are concluded to hedge future cash flows. This reduces the volatility of the income statement. Cash flow hedges are used to provide protection against fluctuations in the cash flows generated by recognised assets and liabilities or highly probable planned transactions. If an instrument is classified as a cash flow hedge, the effective portion of the change in the value of the hedge is recorded under equity (hedging reserve) without recognition through profit and loss until the results of the underlying transaction are recognised; the ineffective portion of the change in the value of the hedge is recognised to profit and loss.

The Flughafen Wien Group meets the strict requirements of IAS 39 for the application of hedge accounting as follows: at the start of the hedge, the relationship between the financial instrument used for the hedge and the underlying transaction as well as the goal and strategy for the hedge are documented. This includes the allocation of the hedge instrument to the relevant assets and liabilities or (pre-arranged) future transactions as well as the measurement of the effectiveness of the hedge instrument. The effectiveness of existing hedges is monitored regularly, and must remain within a range of 80 to 125%. If a hedge is ineffective, it is reversed.

**Income taxes**
Income taxes include the taxes due and payable on taxable income as well as deferred taxes. The provisions for taxation are generally comprised of obligations for domestic and foreign income taxes, and cover the reporting year as well as any obligations from previous years. The liabilities are calculated in accordance with the tax regulations of the countries where the Group conducts its business activities.

Flughafen Wien AG is the group parent under the definition provided by § 9 (8) of the Austrian Corporate Income Tax Act of 1988. In this function, the group parent apportions and charges the applicable share of taxes to the member companies of the group; if a group company generates a loss, the relevant credit is only made when this company again records taxable profit. This settlement of tax charges leads to a reduction in the tax expense shown on the income statement of the group parent. If there are any subsequent variances, the tax settlements with group companies are adjusted accordingly.

In accordance with the liability approach, deferred tax assets and deferred tax liabilities are recognised for temporary differences between the carrying amounts on the consolidated balance sheet and the balance sheet prepared for tax purposes as well as for tax loss carryforwards. Deferred tax assets are recognised when it is probable that sufficient taxable profit will be available to utilise a deductible temporary difference. Deferred taxes are only created for temporary differences arising from shares in subsidiaries and companies recorded at equity in cases where there is an intention to sell the investment and the gain on sale will be taxable. Deferred taxes are valued in accordance with the tax regulations that are valid or were enacted as of the balance sheet date for the financial statements. Therefore, the tax rates expected in the future are applied to the reversal of temporary differences.

**Realisation of income**

Revenue and other operating income is realised when services are provided or the risks and opportunities associated with these services have been transferred to the buyer, under the assumption that a probable economic benefit will flow and this benefit can be reliably estimated.

**Discretionary judgment and estimation uncertainty**

The presentation of the Group's asset, financial and earnings position in the consolidated financial statements is dependent on discretionary judgment concerning measurement and valuation methods as well as assumptions and estimates made by management. Actual results may differ from these estimates. The following key estimates and related assumptions as well as the uncertainties connected with the accounting and valuation methods applied by the Group are decisive for an understanding of the underlying risks of financial reporting and the possible effects on the consolidated financial statements in future financial years.

The valuation of intangible assets, property, plant and equipment, and investments accounted for using the equity method is connected with estimates related to the determination of fair value at the time of acquisition. In particular, this applies to assets that are acquired through business combinations. The expected useful life of the various assets must also be estimated. The determination of the fair value of assets and liabilities as well as the useful life of assets is based on judgments made by management.

Accounting for business combinations involves estimates to determine the fair value of acquired assets, liabilities and contingent liabilities. Properties are measured on the basis of expert opinions. Identifiable intangible assets are measured in accordance with suitable valuation methods that reflect the type of asset and the availability of information. The use of a market approach for the valuation of intangible assets is generally not possible because of a lack of comparable market prices, and an income approach is therefore used. Customer relationships are measured in accordance with the multi-period excess earnings method, which determines the present value of income from the existing customer base. Under the assumption that an intangible asset will only generate cash flows in connection with other tangible and intangible assets, the determination of the relevant cash surpluses also includes operating expenses and calculatory usage fees (contributory asset charges) for these "supporting" assets. This valuation incorporates a decline in the planned income stream over time based on an appropriate churn rate for customers.

The impairment testing of intangible assets, goodwill and property, plant and equipment involves estimates for the cause, timing and amount of impairment. Impairment can be caused by a number of factors, such as changes in the current competitive situation, expectations for the development of passenger volume, increases in the cost of capital, changes in the future availability of financing, technological obsolescence, the termination of services, current replacement costs, the purchase prices paid for comparable transactions or other changes in the operating environment. The recoverable amount of a specific asset or cash-generating unit is normally determined in accordance with the discounted cash flow method, which also makes use of assumptions by management for future cash flows, risk-adjusted discount rates and appropriate useful lives. For this reason, the calculation of the present value of expected future cash flows and the decision as to whether impairment is temporary will depend on the judgment of management and are based to a significant degree on management's evaluation of future development opportunities.

The Flughafen Wien Group creates valuation allowances for doubtful receivables to reflect expected losses that arise from the unwillingness or inability of customers to pay. Management evaluates the appropriateness of the valuation allowances to doubtful receivables based on the term structure of receivable balances and past experience on the derecognition of receivables, also considering the credit standing of customers and changes in payment conditions. If the financial position of customers should deteriorate, the actual write-offs could exceed the scope of the expected derecognition.

The valuation of provisions for severance compensation, pensions and service anniversary bonuses are based on assumptions for the discount rate, retirement age and life expectancy as well as future increases in wages, salaries and pensions.

The recognition and measurement of provisions for pending legal proceedings and other outstanding claims arising from settlement, arbitration or government proceedings are connected to a significant degree with estimates made by management. The evaluation of the probability that a pending legal proceeding will be successful and lead to a liability, and the quantification of the possible amount of a related payment obligation are dependent to a significant degree on an assessment of the relevant situation. As a result of the uncertainties connected with this assessment, actual losses may differ from the original estimates and the amount of the provision.

Income taxes are calculated for every tax jurisdiction in which the Group operates. This involves the calculation of actual expected taxes for each tax subject as well as an evaluation of the temporary differences between the carrying amounts of certain balance sheet items in the consolidated financial statements and the financial statements prepared for tax purposes. Deferred tax assets are recorded when it is probable that the Group will be able to utilise them. The use of deferred tax assets is dependent on the ability to generate sufficient income in the individual tax jurisdictions. Various factors are used to evaluate the probability of the future use of deferred tax assets, which may include past earnings, operating forecasts and/or tax planning strategies. If actual earnings differ from these estimates or the estimates must be adjusted in future periods, this may have a negative effect on the asset, financial and earnings position of the Group. The impairment of a deferred tax asset leads to the recording of an appropriate write-down, with recognition through profit or loss.

## Notes to the Consolidated Income Statement

**(1) Revenue and segment reporting**

Revenue includes all income generated by the ordinary business activities of the Flughafen Wien Group. Revenue is presented excluding value added tax as well as other taxes that are collected from customers and passed on to taxation authorities.

The business activities of the Flughafen Wien Group can be classified into the following segments for primary format reporting: Airport, Handling and Non-Aviation. These segments represent strategic areas of business, which are differentiated by their products and services, customer profiles and regulatory environment. The secondary segmentation of business is based on geographical criteria.

**Airport**

The primary activity of this segment is the provision of traditional airport services such as facilities for the take-off, landing and parking of aircraft, terminals, and passenger and baggage handling as well as the VIP centre and lounges. Fees for these services are generally subject to contractual limits.

**Handling**

This segment is responsible for services related to the handling of aircraft and passengers. In accordance with EU guidelines, this business is not reserved for the airport operator (Flughafen Wien AG) alone; airlines and other third party companies may also offer handling services at Vienna International Airport. Since the end of 2000 the German company Fraport Ground Services Austria GmbH, formerly VAS Flughafenbodenverkehrsdienste GmbH, has also offered handling services at Vienna International Airport.

**Non-Aviation**

The Non-Aviation Segment comprises a range of airport-related services such as shopping, gastronomy, parking, security, the development and rental of real estate, traffic connections, technical infrastructure, cleaning, the supply of materials, the provision of resources and disposal of waste, the construction and maintenance of infrastructure facilities, telecommunications, construction management and consulting services.

**Explanation of the amounts shown**

The accounting principles used to develop the data for segment reporting are the same as the accounting principles applied in preparing the IFRS consolidated financial statements. The criteria used by the Flughafen Wien Group to evaluate segment performance include, among others, earnings before interest and taxes (EBIT). Depreciation is split into scheduled depreciation and impairment losses, and is derived from the assets allocated to the individual segments. The underlying prices for inter-segment revenues and services reflect market-based standard costs or rates, which are generally based on internal costs. Segment assets and liabilities comprise all assets and liabilities that can be allocated to the operating business. In particular, segment assets include intangible assets, property, plant and equipment, trade receivables and other receivables as well as inventories. Segment liabilities consist primarily of trade payables, other liabilities and material provisions. Segment investments include additions to intangible assets and property, plant and equipment.

Segment assets, segment liabilities, segment investments and external revenue are also presented by region in a secondary reporting format. The allocation of segment assets, segment investments and external revenue to the individual regions is generally based on the location of the assets. The number of employees at the segment level is based on the average number of employees for the financial year, weighted by the scope of employment. Companies included in the consolidated financial statements using the equity method can generally not be allocated to a single segment. Therefore, their share of net profit for the period and their carrying amount is not included in the segment information.

**Segment results for 2007 by area of business**

| in T€ (except employees) | Airport | Handling | Non-Aviation | Group |
|---|---|---|---|---|
| External segment revenue | 242,165.2 | 146,984.5 | 132,178.3 | 521,328.0 |
| Internal segment revenue | 27,068.6 | 23,152.9 | 62,548.9 | |
| Segment revenue | 269,233.8 | 170,137.4 | 194,727.2 | |
| Other external revenue | | | | 96.6 |
| Group revenue | | | | 521,424.6 |
| | | | | |
| Segment results | 94,088.8 | 11,804.6 | 35,222.5 | 141,116.0 |
| Other (not allocated) | | | | -20,772.1 |
| Group EBIT | | | | 120,343.9 |
| | | | | |
| Segment depreciation | 38,181.9 | 7,613.6 | 24,468.1 | 70,263.6 |
| Other (not allocated) | | | | 385.0 |
| Group depreciation | | | | 70,648.6 |
| | | | | |
| Segment investments | 138,231.7 | 12,060.6 | 43,101.6 | 193,393.9 |
| Other (not allocated) | | | | 405.4 |
| Group investments | | | | 193,799.4 |
| | | | | |
| Segment assets | 818,780.7 | 41,459.8 | 415,419.8 | 1,275,660.4 |
| Other (not allocated)[1] | | | | 285,193.2 |
| Group assets | | | | 1,560,853.5 |
| | | | | |
| Segment liabilities | 94,172.4 | 69,744.6 | 123,768.6 | 287,685.7 |
| Other (not allocated)[1] | | | | 538,233.1 |
| Group liabilities | | | | 825,918.7 |
| | | | | |
| Segment employees (average) | 378 | 2,089 | 1,465 | 3,932 |
| Other (not allocated) | | | | 155 |
| Group employees (average) | | | | 4,087 |

1) Non-allocated assets and liabilities consist primarily of financial investments, cash and cash equivalents, deferred tax assets and deferred tax liabilities, provisions for taxation and other liabilities.

**Segment results for 2006 by area of business**

| in T€ (except employees) | Airport | Handling | Non-Aviation | Group |
|---|---|---|---|---|
| External segment revenue | 211,272.7 | 139,641.3 | 112,779.5 | 463,693.5 |
| Internal segment revenue | 27,759.3 | 22,186.0 | 59,777.4 | |
| Segment revenue | 239,032.0 | 161,827.2 | 172,556.9 | |
| Other external revenue | | | | 195.0 |
| Group revenue | | | | 463,888.5 |
| | | | | |
| Segment results | 75,705.5 | 12,755.0 | 35,212.5 | 123,673.1 |
| Other (not allocated) | | | | -19,989.0 |
| Group EBIT | | | | 103,684.1 |
| | | | | |
| Segment depreciation | 37,516.1 | 6,676.4 | 21,413.1 | 65,605.7 |
| Other (not allocated) | | | | 358.8 |
| Group depreciation | | | | 65,964.5 |
| | | | | |
| Segment investments[1] | 145,281.1 | 7,676.8 | 54,052.7 | 207,010.6 |
| Other (not allocated) | | | | 186.5 |
| Group investments | | | | 207,197.1 |
| | | | | |
| Segment assets[1] | 722,281.5 | 40,021.8 | 372,102.1 | 1,134,405.4 |
| Other (not allocated)[1] | | | | 314,264.9 |
| Group assets | | | | 1,448,670.3 |
| | | | | |
| Segment liabilities[1] | 92,499.6 | 69,659.1 | 126,596.5 | 288,755.2 |
| Other (not allocated)[1] | | | | 438,634.0 |
| Group liabilities | | | | 727,389.2 |
| | | | | |
| Segment employees (average) | 382 | 2,020 | 1,278 | 3,681 |
| Other (not allocated) | | | | 153 |
| Group employees (average) | | | | 3,834 |

1) adjusted

**Segment results for 2007 by region**

| in T€ (except employees) | Austria | Malta | Slovakia | Group |
|---|---|---|---|---|
| External revenue | 520,905.8 | 518.8 | 0.0 | 521,424.6 |
| EBIT | 121,922.7 | 199.7 | -1,778.6 | 120,343.9 |
| Assets | 1,469,518.8 | 50,253.3 | 41,081.4 | 1,560,853.5 |
| Investments | 193,799.4 | 0.0 | 0.0 | 193,799.4 |
| Employees (average) | 4,087 | 0 | 0 | 4,087 |

The assets allocated to Malta and Slovakia also include the value of investments in other companies owned by these fully consolidated subsidiaries. The investments in Malta Airport generated net profit of € 2.5 million and the investment in Košice Airport net profit of € 1.6 million in 2007. The values of the investments in the airport corporations in Malta and Slovakia are not shown here.

**Segment results for 2006 by region**

| in T€ (except employees) | Austria | Malta | Slovakia | Group |
|---|---|---|---|---|
| External revenue | 463,365.9 | 522.6 | 0.0 | 463,888.5 |
| EBIT | 103,488.9 | 389.3 | -194.0 | 103,684.1 |
| Assets[1] | 1,335,757.0 | 50,770.8 | 62,142.5 | 1,448,670.3 |
| Investments[1] | 207,197.1 | 0.0 | 0.0 | 207,197.1 |
| Employees (average) | 3,834 | 0 | 0 | 3,834 |

1) adjusted

**(2) Other operating income**

| in T€ | 2007 | 2006 |
|---|---|---|
| Own work capitalised | 6,340.3 | 6,764.1 |
| Income from the disposal of property, plant and equipment | 560.5 | 75.1 |
| Income from the reversal of provisions | 2,170.9 | 2,002.6 |
| Income from the reversal of investment subsidies from public funds | 1,412.9 | 1,447.1 |
| Income from rights granted | 899.5 | 777.1 |
| Income from insurance | 42.8 | 154.1 |
| Income from the reversal of valuation allowances | 13.2 | 44.3 |
| Exchange rate differences | 2,491.3 | 1,687.6 |
| Miscellaneous | 383.5 | 417.7 |
| | 14,315.0 | 13,369.7 |

**(3) Consumables and services used**

| in T€ | 2007 | 2006 |
|---|---|---|
| Consumables | 16,718.5 | 17,741.5 |
| Energy | 14,435.7 | 12,160.5 |
| Services | 5,853.4 | 4,572.2 |
| | 37,007.7 | 34,474.2 |

**(4) Personnel expenses**

| in T€ | 2007 | 2006 |
|---|---|---|
| Wages | 97,149.9 | 92,185.6 |
| Salaries | 59,783.2 | 53,746.1 |
| Expenses for severance compensation | 6,680.1 | 6,931.4 |
| Thereof contributions to severance fund | 889.8 | 732.4 |
| Expenses for pensions | 2,973.1 | 2,611.5 |
| Thereof contributions to pension funds (defined contribution plans) | 1,658.3 | 1,345.1 |
| Expenses for legally required duties and contributions | 45,102.4 | 40,810.2 |
| Other employee benefits | 1,677.2 | 1,642.2 |
| | 213,365.9 | 197,927.0 |

Personnel expenses for 2007 include an addition of € 6.0 million to a provision for payments to salaried and wage employees, which reflects the preliminary results of negotiations according to rearrangements of collective bargaining agreements. After an adjustment for this addition, personnel expenses rose by 4.8% to € 207.4 million. This development was triggered by additional hiring as well as wage and salary increases mandated by the collective bargaining agreements. As part of the collective bargaining agreements concluded in 2007, Flughafen Wien AG made one-time payments of € 2.3 million to employees. These payments had an effect on earnings in 2007, but will not create a long-term financial obligation for the company. The average number of employees rose by 6.6% to 4,087, above all due to the expansion of security services and the increase in traffic at Vienna International Airport. The Non-Aviation Segment hired 73.6% of the new employees, primarily to meet the increased demand for security services. A further 27.1% of the additional hiring took place in the Handling Segment. In contrast, the average number of employees in the Airport Segment declined by 1.1%. The number of employees working in the administrative departments of the Group rose by 1.5%.

**(5) Other operating expenses**

| in T€ | 2007 | 2006 |
|---|---|---|
| Other taxes (excluding income taxes) | 300.2 | 233.3 |
| Maintenance | 17,585.0 | 17,645.3 |
| Third party services | 12,304.7 | 10,466.9 |
| Consulting expenses | 6,166.1 | 6,457.2 |
| Marketing and market communication | 26,122.9 | 15,220.5 |
| Postage and telecommunications | 1,786.6 | 1,700.9 |
| Rental and lease payments | 8,946.0 | 8,109.0 |
| Insurance | 3,996.0 | 4,397.0 |
| Travel and training | 1,854.7 | 1,459.7 |
| Damages | 209.3 | 1,552.2 |
| Valuation allowances to and derecognition of receivables | 2,444.5 | 398.2 |
| Losses on the disposal of property, plant and equipment | 471.4 | 422.5 |
| Exchange rate differences | 1,596.2 | 1,046.1 |
| Miscellaneous operating expenses | 10,589.8 | 6,099.4 |
| | 94,373.5 | 75,208.3 |

Maintenance expenses cover the regular upkeep of buildings and equipment, the maintenance of data processing equipment and the renovation of runways, aprons and taxiways.

Third party services are comprised primarily of costs for the baggage reconciliation system and handling of baggage carts, fees for waste water and garbage disposal, cleaning services and temporary personnel for the subsidiary Vienna Airport Infrastruktur Maintenance GmbH.

In addition to fees paid to attorneys, notaries public and public accounting firms, consulting expenses consist mainly of other consultants' fees.

The expenses incurred for marketing and market communications result chiefly from measures that are designed to strengthen the position of Vienna International Airport as an east-west hub.

**(6) Amortisation and depreciation**

| in T€ | 2007 | 2006 |
|---|---|---|
| Amortisation | | |
| Scheduled amortisation | 1,984.6 | 2,117.0 |
| Impairment losses | 2,086.5 | 723.5 |
| | 4,071.1 | 2,840.5 |
| | | |
| Depreciation | | |
| Scheduled depreciation | 66,577.5 | 63,124.0 |
| | 70,648.6 | 65,964.5 |

Impairment losses of T€ 2,086.5 were recognised to intangible assets in 2007 to reflect limited operational or technical usability (2006: T€ 723.5) based on an estimate of the recoverable amount in the form of fair value. These impairment losses are allocated to the Non-Aviation Segment.

**(7) Income from investments recorded at equity**

| in T€ | 2007 | 2006 |
|---|---|---|
| Income | 4,220.9 | 2,244.0 |
| Expenses | -182.6 | -472.6 |
| Net income from investments recorded at equity | 4,038.3 | 1,771.4 |

**(8) Income from investments, excluding investments recorded at equity**

| in T€ | 2007 | 2006 |
|---|---|---|
| Income from subsidiaries not included in the consolidation | 224.0 | 156.9 |
| Income from investments in other companies | 126.0 | 76.3 |
| Expenses arising from the disposal of subsidiaries not included in the consolidation | 0.0 | -1,941.7 |
| Expenses arising from subsidiaries not included in the consolidation | 0.0 | -500.0 |
| Income from investments | 350.0 | -2,208.5 |

**(9) Interest income/expense**

| in T€ | 2007 | 2006 |
|---|---|---|
| Interest and similar income | 7,628.2 | 10,104.4 |
| Interest and similar expenses | -14,645.9 | -11,518.2 |
| | -7,017.7 | -1,413.8 |

**(10) Other financial results**

| in T€ | 2007 | 2006 |
|---|---|---|
| Fair value measurement of securities (held for trading) | 178.6 | 26.4 |
| Impairment losses on securities (available for sale) | -3,923.4 | 0.0 |
| | -3,744.8 | 26.4 |

**(11) Taxes on income**

| in T€ | 2007 | 2006 |
|---|---|---|
| Current tax expense | 23,120.3 | 20,279.6 |
| Current tax expense relating to prior periods | 355.0 | 0.0 |
| Change in deferred income taxes | 3,039.7 | 4,028.7 |
| | 26,515.0 | 24,308.3 |

The total tax expense of T€ 26,515.0 for 2007 is T€ 1,977.4 less than the calculated tax expense of T€ 28,492.4 that would result from the application of the Austrian corporate tax rate (25%) to profit before tax of T€ 113,969.7. The difference between the calculated tax rate and the effective tax rate shown in the financial statements is explained in the following table:

**Tax reconciliation**

| in T€ | 2007 | 2006 |
|---|---|---|
| Profit before taxes | 113,969.7 | 101,859.7 |
| Calculated income tax | 28,492.4 | 25,464.9 |
| **Adjustments to calculated income tax expense** | | |
| Permanent differences | -3,038.2 | -376.0 |
| Adjustments for foreign tax rates | 6.7 | -780.6 |
| Income tax expense for the period | 25,460.9 | 24,308.3 |
| Income tax expense from prior periods | 355.0 | 0.0 |
| Adjustments to deferred tax assets on loss carryforwards | 699.1 | 0.0 |
| Income tax expense according to income statement | 26,515.0 | 24,308.3 |
| Effective tax rate | 23.3% | 23.9% |

The differences between the carrying amounts in the IFRS financial statements and the financial statements prepared for tax purposes as well as the loss carryforwards recognised as of the balance sheet date have the following effect on deferred tax liabilities as shown on the balance sheet:

**Deferred taxes**

| in T€ | 31.12.2007 | 31.12.2006 |
|---|---|---|
| **Deferred tax assets** | | |
| Property, plant and equipment | 292.9 | 338.7 |
| Financial assets | 728.2 | 918.6 |
| Provisions for severance compensation | 3,423.8 | 4,006.4 |
| Provisions for pensions | 1,667.0 | 1,700.0 |
| Provisions for service anniversary bonuses | 791.3 | 879.4 |
| Transfer of shares to employee fund | 4,295.2 | 6,393.8 |
| Other provisions | 3,070.4 | 2,845.9 |
| Tax loss carryforwards | 1,907.9 | 688.7 |
| | 16,176.8 | 17,771.6 |
| **Deferred tax liabilities** | | |
| Intangible assets and property, plant and equipment | 13,016.0 | 9,722.4 |
| Securities | 671.1 | 969.6 |
| Other assets | 194.3 | 441.0 |
| Tax provisions from consolidation entries | 1,101.7 | 1,517.3 |
| | 14,983.1 | 12,650.3 |
| Total provisions for taxation (net) | 1,193.7 | 5,121.2 |

The following tables show the development and allocation of the total change in the provision for deferred taxes into the components that are recognised to profit or loss and the components that are recognised directly in equity:

**Development of deferred tax assets**

| in T€ | 2007 | 2006 |
|---|---|---|
| Balance on 1.1. | 5,512.2 | 11,716.5 |
| Change in consolidation range | 735.5 | 0.0 |
| Changes recognised to profit or loss | -3,430.7 | -3,664.4 |
| Changes recognised directly in equity | -1,623.4 | -2,539.9 |
| Balance on 31.12. | 1,193.6 | 5,512.2 |

**Development of deferred tax liabilities**

| in T€ | 2007 | 2006 |
|---|---|---|
| Balance on 1.1. | 391.0 | 0.0 |
| Changes recognised to profit or loss | -391.0 | 364.3 |
| Changes recognised directly in equity | 0.0 | 26.7 |
| Balance on 31.12. | 0.0 | 391.0 |

The calculation of deferred tax assets is based on the 25% corporate income rate currently applicable in Austria. The deferred tax assets and deferred tax liabilities held by the Austrian companies were netted out. The calculation of taxes in foreign countries is based on the applicable tax rates (35% for Malta and 19% for Slovakia). The changes recognised directly in equity are related to gains and losses from available-for-sale financial instruments, cash flow hedges and the employee fund as well as actuarial gains and losses not affecting net income.

## Notes to the Consolidated Balance Sheet

### (12) Intangible assets

Intangible assets include goodwill, concessions, industrial property rights, software and related licenses.

| in T€ | Concessions and rights | Goodwill | Total |
|---|---|---|---|
| **Development from 1.1. to 31.12.2007** | | | |
| Net carrying amount as of 1.1.2007 | 6,141.2 | 0.0 | 6,141.2 |
| Change in consolidation range | 14.3 | 4,434.4 | 4,448.7 |
| Additions | 920.8 | 0.0 | 920.8 |
| Transfers | 1,904.6 | 0.0 | 1,904.6 |
| Disposals | -26.2 | 0.0 | -26.2 |
| Amortisation | -4,071.1 | 0.0 | -4,071.1 |
| Net carrying amount as of 31.12.2007 | 4,883.7 | 4,434.4 | 9,318.1 |
| **Balance on 31.12.2007** | | | |
| Acquisition cost | 23,638.1 | 4,434.4 | 28,072.5 |
| Accumulated amortisation | -18,754.4 | 0.0 | -18,754.4 |
| Net carrying amount | 4,883.7 | 4,434.4 | 9,318.1 |

| in T€ | Concessions and rights | Total |
|---|---|---|
| **Development from 1.1. to 31.12.2006** | | |
| Net carrying amount as of 1.1.2006 | 6,056.4 | 6,056.4 |
| Additions | 2,041.1 | 2,041.1 |
| Transfers | 884.2 | 884.2 |
| Amortisation | -2,840.5 | -2,840.5 |
| Net carrying amount as of 31.12.2006 | 6,141.2 | 6,141.2 |
| **Balance on 31.12.2006** | | |
| Acquisition cost | 20,970.5 | 20,970.5 |
| Accumulated amortisation | -14,829.3 | -14,829.3 |
| Net carrying amount | 6,141.2 | 6,141.2 |

Expenditures of T€ 1,286.1 were recognised as an expense in 2007 (2006: T€ 1,037.3) for the development of individual programme modules of an internally generated airport operations software.

**(13) Property, plant and equipment**

| in T€ | Land and buildings | Technical equipment and machinery | Other equipment, furniture, fixtures and office equipment | Prepayments and construction in progress | Total |
|---|---|---|---|---|---|
| **Development from 1.1. to 31.12.2007** | | | | | |
| Net carrying amount as of 1.1.2007 | 500,297.0 | 274,490.7 | 45,580.4 | 196,296.1 | 1,016,664.3 |
| Change in consolidation range | 4,357.8 | 0.0 | 25.4 | 0.0 | 4,383.3 |
| Additions | 5,172.4 | 21,217.8 | 20,161.4 | 126,983.1 | 173,534.7 |
| Transfers | 717.8 | 1,265.8 | 228.6 | -27,253.5 | -25,041.3 |
| Disposals | -6,834.9 | -109.9 | -254.6 | 0.0 | -7,199.5 |
| Depreciation | -21,589.7 | -26,166.8 | -16,088.9 | 0.0 | -63,845.4 |
| Net carrying amount as of 31.12.2007 | 482,120.5 | 270,697.5 | 49,652.4 | 296,025.7 | 1,098,496.0 |
| **Balance on 31.12.2007** | | | | | |
| Acquisition cost | 721,569.0 | 624,391.7 | 166,505.8 | 296,540.6 | 1,809,007.0 |
| Accumulated depreciation | -239,448.5 | -353,694.2 | -116,853.4 | -514.9 | -710,511.0 |
| Net carrying amount | 482,120.5 | 270,697.5 | 49,652.4 | 296,025.7 | 1,098,496.0 |

| in T€ | Land and buildings | Technical equipment and machinery | Other equipment, furniture, fixtures and office equipment | Prepayments and construction in progress | Total |
|---|---|---|---|---|---|
| **Development from 1.1. to 31.12.2006** | | | | | |
| Net carrying amount as of 1.1.2006 | 437,909.5 | 211,339.6 | 47,963.3 | 188,009.8 | 885,222.1 |
| Additions | 19,320.0 | 41,549.9 | 12,533.4 | 121,652.1 | 195,055.4 |
| Transfers | 65,734.0 | 46,112.8 | 240.8 | -113,365.8 | -1,278.2 |
| Disposals | -219.2 | -167.8 | -183.3 | 0.0 | -570.4 |
| Depreciation | -22,447.3 | -24,343.7 | -14,973.7 | 0.0 | -61,764.7 |
| Net carrying amount as of 31.12.2006 | 500,297.0 | 274,490.7 | 45,580.4 | 196,296.1 | 1,016,664.3 |
| **Balance on 31.12.2006** | | | | | |
| Acquisition cost | 724,568.4 | 604,106.7 | 153,988.8 | 196,811.0 | 1,679,474.9 |
| Accumulated depreciation | -224,271.4 | -329,616.0 | -108,408.4 | -514.9 | -662,810.6 |
| Net carrying amount | 500,297.0 | 274,490.7 | 45,580.4 | 196,296.1 | 1,016,664.3 |

Borrowing costs of T€ 6,137.9 were capitalized in 2007 (2006: T€ 1,470.9). The average interest rate for financing equalled 4.4% for the reporting period, as in the financial year 2006.

The major additions to property, plant and equipment in 2007 and 2006 are shown in the following table, which also includes capitalised interest expense on debt:

| Airport Segment in T€ | 2007 |
|---|---|
| Terminal extension | 82,179.2 |
| Expansion of the north-east apron | 15,691.6 |
| Baggage sorting equipment | 11,983.7 |
| Construction of the airport railway station | 7,175.0 |
| Security systems | 4,442.7 |
| Purchase of property | 1,582.6 |
| Drainage equipment | 1,415.4 |

| Handling Segment in T€ | 2007 |
|---|---|
| Passenger buses | 2,227.5 |
| Filling equipment for de-icing material | 2,506.7 |
| De-icing vehicles | 1,786.0 |

| Non-Aviation Segment in T€ | 2007 |
|---|---|
| Office Park 2 – AUA head office | 18,319.9 |
| Expansion of car park 4 | 12,477.9 |
| Renovation of core areas | 1,896.9 |

| Airport Segment in T€ | 2006 |
|---|---|
| Terminal extension | 77,045.1 |
| Expansion of the north-east apron | 23,436.2 |
| Baggage sorting equipment | 11,935.8 |
| Construction of the airport railway station | 7,843.2 |
| Purchase of property | 5,471.9 |

| Handling Segment in T€ | 2006 |
|---|---|
| Passenger buses, aircraft tow trucks, diesel and electric tow trucks, passenger stairs etc. | 7,676.8 |

| Non-Aviation Segment in T€ | 2006 |
|---|---|
| Office Park 2 – AUA head office | 20,752.0 |
| Hangar 6 | 11,423.7 |
| Expansion of car park 7 (east) | 4,422.5 |
| North-east infrastructure building | 2,891.9 |
| Air Cargo Center | 2,698.7 |

**(14) Investment property**

| in T€ | 2007 | 2006 |
|---|---|---|
| **Development from 1.1. to 31.12.** | | |
| Net carrying amount as of 1.1. | 59,594.1 | 50,458.9 |
| Change in consolidation range | 23,249.7 | 0.0 |
| Additions | 19,343.9 | 10,100.6 |
| Transfers | 23,136.6 | 393.9 |
| Depreciation | -2,729.3 | -1,359.2 |
| Net carrying amount as of 31.12. | 122,595.1 | 59,594.1 |

| Balance on 31.12. | 2007 | 2006 |
|---|---|---|
| Acquisition cost | 147,364.9 | 70,150.5 |
| Accumulated depreciation | -24,769.8 | -10,556.4 |
| Net carrying amount | 122,595.1 | 59,594.1 |

| in T€ | 2007 | 2006 |
|---|---|---|
| Rental income | 11,361.7 | 5,268.8 |
| Operating expenses for rented properties | 3,770.9 | 2,145.4 |
| Operating expenses for vacant properties | 786.3 | 0.0 |

Investment property is comprised primarily of buildings that are held to generate rental income The significant increase in the total carrying amount since 31 December 2006 resulted from the opening of the Office Park 2 (head office of the Austrian Airlines Group) as well as the acquisition of the World Trade Center at Vienna International Airport (now Office Park 3) during the reporting year. The operating expenses for vacant properties are related to the Office Park 3, which is currently undergoing a general renovation. According to internal calculations that are based on an earnings valuation, the fair value of investment property generally reflects the carrying amount as of the balance sheet date.

**(15) Investments accounted for using the equity method**

| in T€ | 2007 | 2006 |
|---|---|---|
| **Development from 1.1. to 31.12.** | | |
| Net carrying amount as of 1.1. | 88,501.0 | 52,603.3 |
| Foreign currency translation | 992.6 | -4.0 |
| Change in consolidation range | 0.0 | 121.7 |
| Additions | 7,673.8 | 44,007.5 |
| Transfers | 0.0 | 96.9 |
| Write-ups | 2,719.2 | 72.7 |
| Disposals | 0.0 | -7,924.6 |
| Impairment | -182.6 | -472.6 |
| Net carrying amount as of 31.12. | 99,704.1 | 88,501.0 |

| Balance on 31.12. | | |
|---|---|---|
| Acquisition cost | 99,532.4 | 90,865.9 |
| Accumulated results | 171.7 | -2,364.9 |
| Net carrying amount | 99,704.1 | 88,501.0 |

Write-ups and write-downs include all changes in the value of companies consolidated using the equity method. The additions during the reporting year were related above all to the acquisition of a 25.15% stake in Friedrichshafen Airport. The disposals in the prior year resulted from a capital decrease by Malta Mediterranean Link Consortium Ltd.

**(16) Other financial assets**

| in T€ | 31.12.2007 | 31.12.2006 |
|---|---|---|
| Originated loans and receivables | 217.5 | 479.5 |
| Available-for-sale financial assets | 2,310.4 | 2,282.5 |
| | 2,528.0 | 2,762.0 |

Originated loans and receivables include a loan of T€ 41.8 (2006: T€ 46.4) provided to Societé Internationale Télécommunications Aeronautiques SC and loans to employees totalling T€ 84.4 (2006: T€ 337.5) as well as a receivable of T€ 91.3 (2006: T€ 95.7) related to the granting of an investment subsidy by the Austrian Environmental Fund.

Available-for-sale financial assets are comprised chiefly of T€ 976.1 (2006: T€ 983.2) in investment fund shares that have been held for a longer period of time as well as shares in subsidiaries totalling T€ 1,333.9 (2006: T€ 1,298.9), which were not included in the consolidated financial statements because the related amounts are immaterial at the present time:

Shares in non-consolidated subsidiaries (2007):
- Flughafen Wien/Berlin-Brandenburg International Entwicklungsbeteiligungsgesellschaft mbH
- GetService Dienstleistungsgesellschaft m.b.H.
- „GetService"-Flughafen-Sicherheits- und Servicedienst GmbH
- Salzburger Flughafen Sicherheitsgesellschaft m.b.H.
- VIAS Hellas Security Air Transport Services Limited Liability Company, in liquidation
- VIE Shops Entwicklungs- und Betriebsges.m.b.H.
- VIE Indien Projektentwicklung & Beteiligung GmbH

**(17) Inventories**

| in T€ | 31.12.2007 | 31.12.2006 |
|---|---|---|
| Consumables and supplies | 3,262.7 | 2,931.3 |
| Prepayments | 115.5 | 0.0 |
| | 3,378.2 | 2,931.3 |

Consumables and supplies are comprised above all of de-icing materials, fuel, spare parts and other materials used in airport operations.

**(18) Securities**

| in T€ | 31.12.2007 | 31.12.2006 |
|---|---|---|
| Investment funds | 72,211.6 | 71,207.2 |
| Fixed-interest securities | 69,867.0 | 19,966.4 |
| | 142,078.6 | 91,173.6 |

The investment funds were classified under "available-for-sale financial assets", while the fixed-interest securities were classified as "held for trading". All these securities are held to provide liquidity for business operations.

An impairment charge of T€ 3,923.4 was recorded to the above-mentioned investment funds and recognised to profit or loss in 2007 because the impairment was considered to be permanent.

As of 31 December 2007, securities totalling T€ 72,211.6 were pledged to Austrian financial institutions, primarily to improve the conditions on short-term lines of credit.

**(19) Receivables and other assets**

| in T€ | 31.12.2007 | 31.12.2006 |
|---|---|---|
| Gross trade receivables | 46,426.8 | 53,118.5 |
| Less valuation allowances | -3,222.7 | -2,704.5 |
| Net trade receivables | 43,204.2 | 50,414.0 |
| Receivables due from subsidiaries (not consolidated) | 268.2 | 209.9 |
| Receivables due from investments recorded at equity | 0.1 | 23,044.8 |
| Receivables due from taxation authorities | 1,583.9 | 2,426.2 |
| Other receivables and assets | 5,242.3 | 5,638.5 |
| Prepaid expenses and deferred charges | 1,970.0 | 1,788.2 |
| | 52,268.8 | 83,521.6 |

The payment terms for trade receivable generally range from 8 to 30 days. Individual valuation allowances were recognised to reflect possible bad debt losses. The book value of trade receivables approximates the fair value of these items.

**(20) Cash and cash equivalents**

| in T€ | 31.12.2007 | 31.12.2006 |
|---|---|---|
| Cash | 188.0 | 184.3 |
| Short-term deposits (fixed-term deposits) | 11,000.0 | 76,050.0 |
| Deposits with financial institutions | 18,105.0 | 15,634.6 |
| | 29,293.0 | 91,868.9 |

The commitment period for all short-term investments was less than three months at the time the investment was made. The average interest rate for fixed-term deposits equalled 3.95% as of 31 December 2007 (2006: 3.83%). The carrying amount of cash and cash equivalents approximates fair value.

**(21) Share capital**

The share capital of Flughafen Wien AG is fully paid in and totals T€ 152,670.0. It is divided into 21,000,000 shares of bearer stock, which carry voting and dividend rights. There were 21,000,000 shares outstanding as of 31 December 2007, which reflects the same number as in the prior year.

Earnings per share as shown on the income statement are calculated by dividing the share of net profit for the period attributable to the shareholders of the parent company by the weighted average number of shares outstanding for the financial year. There are no option rights for the issue of new shares. Therefore, basis earnings per share equals diluted earnings per share.

The recommended dividend is dependent on the approval of the annual general meeting, and was therefore not recorded as a liability in the consolidated financial statements. The recommended dividend for the 2007 financial year equals € 2.50 per share.

**(22) Capital reserves**
Capital reserves are comprised of a T€ 92,221.8 premium generated by the stock issue in 1992 and T€ 25,435.5 premium realised on the capital increase in 1995. These items were recognised in the individual accounts of Flughafen Wien AG.

**(23) Other reserves**
The development of other reserves is shown on the statement of changes in equity.

**(24) Retained earnings**
Retained earnings comprise the profits generated by the Group after the deduction of dividends. The maximum amount that can be distributed to the shareholders of the parent company equals the amount shown as "total profit" on the individual financial statements of Flughafen Wien AG as of 31 December 2007.

**Income and expenses related to the employee fund**
The tenth (extraordinary) annual general meeting on 15 November 2000 authorised the repurchase of Flughafen Wien shares at an amount equal to 10% of share capital for subsequent transfer to an employee fund. A total of 2,100,000 shares (10% of share capital) were repurchased on 30 November 2000. These shares were transferred to Flughafen Wien Mitarbeiterbeteiligung Privatstiftung (the employee fund) on 20 December 2000 (2,000,000 shares) and 2 February 2001 (100,000 shares). The shares owned by the fund carry voting and dividend rights, whereby the fund distributes the dividends received from Flughafen Wien AG directly to employees with no reductions.

This share-based payment to employees of the Flughafen Wien Group was granted prior to the enactment of IFRS 2 "Share-based Payment". The relevant effects are recognised directly in equity under "retained earnings". Apart from the transfer of treasury stock in 2000 and 2001, the effects of the Group's acceptance of corporate tax obligations on behalf of the employee fund are as follows:

**Employee fund**

| in T€ | 2007 | 2006 |
|---|---|---|
| Balance on 1.1. | 12,056.2 | 11,313.7 |
| Partial release of provision for employee fund expenses | 1,197.0 | 1,380.0 |
| Deferred taxes | -491.8 | -637.5 |
| Balance on 31.12. | 12,761.4 | 12,056.2 |

**(25) Minority interest**

Minority interest represents the third party shares in the equity of consolidated subsidiaries. As of 31 December 2007 minority interest was related to the stakes held by the two minority shareholders, RZB Holding GmbH and Penta Investments Limited, in the Slovakian subsidiary BTS Holding a.s.

The development of minority interest is shown on the statement of changes in equity.

**(26) Non-current provisions**

| in T€ | 31.12.2007 | 31.12.2006 |
|---|---|---|
| Severance compensation | 50,734.1 | 53,372.9 |
| Pensions | 18,909.6 | 18,699.2 |
| Service anniversary bonuses | 10,380.6 | 10,285.4 |
| Part-time work for older employees | 9,696.0 | 9,056.9 |
| Fund expenses (long-term portion) | 2,554.0 | 4,521.0 |
| | 92,274.3 | 95,935.4 |

**Provisions for severance compensation**

Legal regulations and collective bargaining agreements grant employees who joined the company before 1 January 2003 a lump-sum payment on termination or retirement. The amount of this severance compensation is based on the length of service with the company and compensation at the end of employment.

Employees who joined the company after 31 December 2002 no longer have a direct claim to legal severance compensation from their employer. For these employment contracts, severance compensation obligations are met through regular payments to an employee benefit fund. This severance compensation model only requires the employer to make regular contributions. In cases where collective bargaining agreements call for higher severance compensation payments to certain employees, provisions were created to cover the relevant amounts.

**Development of provision for severance compensation obligations**

| in T€ | 2007 | 2006 |
|---|---|---|
| Provision recognised as of 1.1. = present value (DBO) of obligations | 53,372.9 | 59,366.2 |
| Addition from change in consolidation range | 2.5 | 0.0 |
| Net expense recognised to profit or loss | 5,790.2 | 6,222.5 |
| Actuarial gains(-)/losses(+) not recognised to profit or loss | -2,180.8 | -6,475.2 |
| Severance compensation payments | -6,250.9 | -5,740.6 |
| Provision recognised as of 31.12. = present value (DBO) of obligations | 50,734.1 | 53,372.9 |

**Personnel expenses include the following:**

| in T€ | 2007 | 2006 |
|---|---|---|
| Service cost | 3,569.2 | 4,154.8 |
| Interest cost | 2,221.0 | 2,067.7 |
| Severance compensation expenses recorded under personnel expenses | 5,790.2 | 6,222.5 |

**Provisions for pensions**

Flughafen Wien AG has concluded individual agreements for the payment of supplementary defined benefit payments to certain active and retired key employees. Reinsurance coverage was concluded for part of these commitments, and represent plan assets as defined in IAS 19. The amount of the provision was reduced by the amount of the insurance.

Employees who joined the company before 1 September 1986 had a claim to defined benefit pension subsidies based on special company agreements. These payments were dependent on the length of employment and final compensation. In autumn 2001 active employees were given the option of receiving a one-time settlement payment equal to 100% of the 2000 provision for pensions, as calculated in accordance with Austrian commercial law, and transferring to a contribution-based pension fund model with no requirement for subsequent contributions on the part of the employer. A total of 588 employees accepted this offer at the beginning of 2002.

Retired employees who did not accept the settlement offered in 2001 still have a claim to pension payments.

For employees who joined the company after 1 September 1986, Flughafen Wien AG has concluded a company agreement for retirement, invalidity and survivors' pensions through a contract with a pension fund (defined contribution plan). The company makes payments equal to 2.5% of monthly wages and salaries for employees as long as their employment relationship remains in effect. In addition, employees can make additional contributions to the fund. The claims by employees to retirement and survivors' pensions arising from contributions made by the employer become vested after a period of five years beginning on the date of contributions by the employer for these claims and after 10 years of service at the latest.

**Transition to the provision for pensions on the balance sheet**

| in T€ | 2007 | 2006 |
|---|---|---|
| Present value (DBO) of the obligation as of 31.12. | 22,230.6 | 21,891.3 |
| Plan assets at fair value as of 31.12. | -3,320.9 | -3,192.1 |
| Provision recognised as of 31.12. | 18,909.6 | 18,699.2 |

**Development of the present value of the obligation (DBO)**

| in T€ | 2007 | 2006 |
|---|---|---|
| Present value (DBO) of the obligation as of 1.1. | 21,891.3 | 24,803.1 |
| Service cost | 399.8 | 411.7 |
| Interest cost | 915.0 | 854.6 |
| Actuarial gains (-)/losses (+) not recognised to profit or loss | 228.9 | -2,586.1 |
| Pension payments | -1,204.4 | -1,592.1 |
| Present value (DBO) of the obligation as of 31.12. | 22,230.6 | 21,891.3 |

**Development of plan assets**

| in T€ | 2007 | 2006 |
|---|---|---|
| Plan assets at fair value as of 1.1 | 3,192.1 | 2,983.6 |
| Return on plan assets | 128.8 | 208.5 |
| Plan assets at fair value as of 31.12. | 3,320.9 | 3,192.1 |

The plan assets represent qualified reinsurance policies.

**Personnel expenses include the following:**

| in T€ | 2007 | 2006 |
|---|---|---|
| Service cost | 399.8 | 411.7 |
| Interest cost | 915.0 | 854.6 |
| Return on plan assets | -128.8 | -208.5 |
| Pension expenses recorded under personnel expenses | 1,186.0 | 1,057.8 |

### Provision for service anniversary bonuses

The employees of the Austrian companies are entitled to receive special bonuses for long years of service. The specific entitlement criteria and amount of the bonus are regulated by the collective bargaining agreements for the employees of public airports in Austria.

**Development of the provision for service anniversary bonuses**

| in T€ | 2007 | 2006 |
|---|---|---|
| Provision recognised as of 1.1. = present value (DBO) of obligations | 10,285.4 | 10,876.3 |
| Net expense recognised to profit or loss | 350.2 | -270.9 |
| Service anniversary bonus payments | -255.0 | -320.1 |
| Provision recognised as of 31.12. = present value (DBO) of obligations | 10,380.6 | 10,285.4 |

**Personnel expenses include the following:**

| in T€ | 2007 | 2006 |
|---|---|---|
| Service cost | 706.3 | 817.1 |
| Interest cost | 427.2 | 365.6 |
| Actuarial gains(-)/losses (+) recognised to profit or loss | -783.4 | -1,453.6 |
| Service anniversary bonuses recorded under personnel expenses | 350.2 | -270.9 |

### Provisions for part-time work for older employees

This item reflects mandatory payments to personnel who work part-time under special regulations governing employment for older members of the workforce, as well as the costs for time worked above and beyond the agreed number of hours.

| in T€ | 1.1.2007 | Use | New creation | 31.12.2007 |
|---|---|---|---|---|
| Part-time work for older employees | 9,056.9 | -2,666.0 | 3,305.1 | 9,696.0 |

**Provision for fund expenses**

This item includes the current and non-current portions of the obligation to cover tax expense for "Flughafen Wien Mitarbeiter-Beteiligung-Privatstiftung" (the employee fund). Increases or decreases in the provisions are credited or charged to equity, without recognition to profit or loss.

| in T€ | 1.1.2007 | Use | Reversal | 31.12.2007 |
|---|---|---|---|---|
| Fund expenses | 5,689.8 | -1,200.0 | -1,197.0 | 3,292.8 |
| Thereof current | 1,168.8 | | | 738.8 |
| Thereof non-current | 4,521.0 | | | 2,554.0 |

**(27) Non-current and current financial liabilities**

| in T€ | 31.12.2007 | 31.12.2006 |
|---|---|---|
| Bank loans, short-term | 144.8 | 4,652.9 |
| Bank loans, long-term | 468,191.9 | 359,809.8 |
| | 468,336.7 | 364,462.7 |

The bank loans were concluded to finance the extensive capital expenditure programme at Vienna International Airport. Another loan was granted by the European Investment Bank in 2007, which has a volume of € 100.0 million and a fixed interest rate. The credit volume with the European Investment Bank totalled € 400.0 million as of 31 December 2007. Both segments of these loans carry fixed interest rates at an average of 4.54%. The terms of the two loans extend to June 2031, with no repayments of principal required during the first nine years.

The remaining terms of the bank loans are as follows:

| in T€ | 31.12.2007 | 31.12.2006 |
|---|---|---|
| Up to one year | 144.8 | 4,652.9 |
| More than one year and up to five years | 15,111.0 | 1,833.8 |
| More than five years | 453,080.9 | 357,976.1 |
| | 468,336.7 | 364,462.7 |

All financial liabilities were concluded in euros.

**(28) Other non-current liabilities**

| in T€ | 31.12.2007 | 31.12.2006 |
|---|---|---|
| Amounts due to companies recorded at equity | 1,422.5 | 1,380.7 |
| Environmental fund | 10,478.6 | 5,804.0 |
| Accruals | 30,689.8 | 0.0 |
| Investment subsidies from public funds | 4,776.0 | 6,138.7 |
| | 47,366.9 | 13,323.4 |

The liabilities to the environmental fund represent obligations arising from the mediation process.

The accruals are comprised primarily of rental prepayments by Austro Control GmbH for the air traffic control tower, which was completed in 2005. The lease has a term of 33 years and ends in April 2038. In the prior year, these accruals were reported under other current liabilities.

Flughafen Wien AG received non-repayable investment subsidies from public authorities during the period from 1977 to 1985. In 1997, 1998 and 1999 Flughafen Wien AG also received investment subsidies from the European Union. The investment allowances received from the Republic of Austria from 2002 to 2004 are treated the same as the investment subsidies from public funds and reversed to profit or loss over the useful life of the relevant asset.

**(29) Current provisions**

| in T€ | 31.12.2007 | 31.12.2006 |
|---|---|---|
| Unused vacation | 12,991.8 | 10,287.6 |
| Other claims by employees | 11,100.8 | 8,301.3 |
| Income taxes | 582.3 | 5,522.4 |
| Fund expenses | 738.8 | 1,168.8 |
| Goods and services not yet invoiced | 59,304.7 | 65,126.4 |
| Outstanding discounts | 7,392.1 | 19,237.7 |
| Miscellaneous provisions | 9,240.6 | 6,849.6 |
| | 101,351.1 | 116,493.8 |

Development from 1.1. to 31.12.2007

| in T€ | 1.1.2007 | Change in consolidation range | Use | Reversal | New creation | 31.12.2007 |
|---|---|---|---|---|---|---|
| Unused vacation | 10,287.6 | 8.8 | -71.1 | -32.7 | 2,799.2 | 12,991.8 |
| Other claims by employees | 8,301.3 | 0.0 | -3,164.3 | -3,614.5 | 9,578.2 | 11,100.8 |
| Income taxes | 5,522.4 | 0.0 | -5,511.4 | -8.9 | 580.3 | 582.3 |
| Fund expenses[1] | 1,168.8 | 0.0 | -1,168.8 | 0.0 | 738.8 | 738.8 |
| Goods and services not yet invoiced | 65,126.4 | 88.6 | -32,403.1 | -2,990.4 | 29,483.2 | 59,304.7 |
| Outstanding discounts | 19,237.7 | 0.0 | -18,630.2 | -292.4 | 7,077.0 | 7,392.1 |
| Miscellaneous provisions | 6,849.6 | 51.1 | -2,019.7 | -648.5 | 5,008.0 | 9,240.6 |
| | 116,493.8 | 148.5 | -62,968.5 | -7,587.5 | 55,264.7 | 101,351.1 |

1) The changes in the provision for fund expenses are charged or credited to equity, without recognition to profit or loss.

The provisions for other claims by employees are comprised largely of one-time payments to wage and salaried employees based on the preliminary results of collective bargaining negotiations as well as performance bonuses.

Miscellaneous current provisions are comprised primarily of accruals to cover claims for damages as well as outstanding invoices for operating costs and liability insurance for 2007.

**(30) Trade payables**

| in T€ | 31.12.2007 | 31.12.2006 |
|---|---|---|
| To third parties | 61,444.7 | 56,446.5 |
| To subsidiaries | 3,728.0 | 3,796.1 |
| To companies recorded at equity | 0.1 | 0.1 |
| | 65,172.9 | 60,242.7 |

**(31) Other current liabilities**

| in T€ | 31.12.2007 | 31.12.2006 |
|---|---|---|
| Other tax liabilities | 1,659.8 | 9,647.8 |
| Other social security liabilities | 5,147.6 | 4,772.0 |
| Investment subsidies from public funds | 1,362.6 | 1,412.8 |
| Amounts due to companies recorded at equity | 4,302.1 | 3,695.0 |
| Customers with credit balances | 1,971.5 | 584.1 |
| Accruals for wages | 6,404.0 | 5,619.0 |
| Other accruals | 2,064.7 | 30,426.1 |
| Amounts due to minority shareholders | 26,620.4 | 17,915.4 |
| Miscellaneous liabilities | 1,884.1 | 2,468.1 |
| | 51,416.8 | 76,540.2 |

The amounts due to minority shareholders are based on a put option for the minority shareholders of the Slovakian subsidiary KSC Holding a.s. for the sale of their investments.

The other accruals consist primarily of the short-term portion of rental prepayments by Austro Control GmbH for the new air traffic control tower. In 2007 the non-current portion of this accrual was included under other non-current liabilities.

## Other Disclosures

**(32) Cash flow statement**

The indirect method was used to prepare the consolidated cash flow statement. Information on the components of cash and cash equivalents is provided under note (20).

Interest payments and dividends received are included under cash flow from operating activities. Of this amount, T€ 8,041.4 (2006: T€ 7,672.3) represents interest income and T€ 18,638.1 (2006: T€ 12,028.0) interest expense. Dividends received totalled T€ 1,881.7 (2006: T€ 2,244.8). The dividend paid by Flughafen Wien AG is included under cash flow from financing activities.

Cash flow from the acquisition of subsidiaries is comprised of the following:

| in T€ | 2007 |
|---|---|
| Payments made for the acquisition of companies | -31,484.4 |
| Cash and cash equivalents acquired | 631.4 |
| | -30,853.0 |

**(33) Additional disclosures on financial instruments**

**Receivables, originated loans and other financial assets**

The following tables show the term structure of receivables, originated loans and other financial assets as well as the development of valuation allowances:

| 2007 in T€ | Carrying amount after valuation allowance 31.12.2007 | Thereof neither impaired nor overdue | Thereof not impaired but overdue during the following periods Up to 30 days | From 31 to 90 days | From 91 to 180 days | From 181 to 360 days | More than 360 days |
|---|---|---|---|---|---|---|---|
| Remaining term up to 1 year | 47,660.1 | 39,092.8 | 3,689.0 | 3,375.8 | 298.3 | 26.1 | 0.0 |
| Remaining term over 1 year | 217.5 | 217.5 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 47,877.6 | 39,310.4 | 3,689.0 | 3,375.8 | 298.3 | 26.1 | 0.0 |

| 2006 in T€ | Carrying amount after valuation allowance 31.12.2007 | Thereof neither impaired nor overdue | Thereof not impaired but overdue during the following periods Up to 30 days | From 31 to 90 days | From 91 to 180 days | From 181 to 360 days | More than 360 days |
|---|---|---|---|---|---|---|---|
| Remaining term up to 1 year | 54,410.0 | 36,460.4 | 6,073.5 | 10,055.0 | 599.5 | 32.9 | 89.2 |
| Remaining term over 1 year | 479.5 | 479.5 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 54,889.5 | 36,939.9 | 6,073.5 | 10,055.0 | 599.5 | 32.9 | 89.2 |

There were no indications as of the balance sheet date that the debtors would be unable to meet their obligations for the payment of receivables or originated loans that were neither adjusted nor overdue.

The valuation allowances relate primarily to trade and other receivables, and developed as follows:

| 2007 in T€ | Valuation allowances 1.1.2007 | Change[1] | Valuation allowances 31.12.2007 |
|---|---|---|---|
| Individual valuation allowances | 2,684.2 | 2,206.5 | 4,890.8 |
| Collective valuation allowances | 9.1 | 16.4 | 25.5 |
| | 2,693.3 | 2,222.9 | 4,916.2 |

1) net sum of addition, reversal and use

| 2006 in T€ | Valuation allowances 1.12006 | Change[1] | Valuation allowances 31.12.2006 |
|---|---|---|---|
| Individual valuation allowances | 2,799.3 | -115.1 | 2,684.2 |
| Collective valuation allowances | 12.9 | -3.9 | 9.1 |
| | 2,812.3 | -119.0 | 2,693.3 |

1) net sum of addition, reversal and use

Expenses for the derecognition of receivables (primarily trade receivables) totalled T€ 95.4 for the reporting year (2006: T€ 142.1).

An analysis of the adjusted receivables as of the balance sheet date according to the period overdue is shown below:

| 2007 in T€ | Carrying amount before valuation allowance 31.12.2007 | Individual valuation allowance 31.12.2007 | Collective valuation allowance 31.12.2007 | Carrying amount after valuation allowance 31.12.2007 |
|---|---|---|---|---|
| Overdue <1 year | 817.7 | 721.3 | 25.5 | 70.9 |
| Overdue >1 year | 4,882.6 | 4,169.5 | 0.0 | 713.2 |
| Total | 5,700.3 | 4,890.8 | 25.5 | 784.1 |

| 2006 in T€ | Carrying amount before valuation allowance 31.12.2006 | Individual valuation allowance 31.12.2006 | Collective valuation allowance 31.12.2006 | Carrying amount after valuation allowance 31.12.2006 |
|---|---|---|---|---|
| Overdue <1 year | 218.3 | 176.6 | 9.1 | 32.7 |
| Overdue >1 year | 3,010.9 | 2,507.6 | 0.0 | 503.2 |
| Total | 3,229.2 | 2,684.2 | 9.1 | 535.9 |

**Financial liabilities – term structure**

The following tables show the contractually agreed (undiscounted) interest and principal repayments for the non-derivative financial liabilities held by the Flughafen Wien Group:

| in T€ | Carrying amount 31.12.2007 | Gross cash flow as of 31.12.2007 | <1 year | Cash flows 1–5 years | >5 years |
|---|---|---|---|---|---|
| Fixed-interest bank loans | 446,425.7 | 828,115.0 | 20,079.7 | 97,339.3 | 710,696.0 |
| Variable interest bank loans | 21,911.0 | 22,509.8 | 22,509.8 | 0.0 | 0.0 |
| Trade payables | 65,172.9 | 65,172.9 | 65,172.9 | 0.0 | 0.0 |
| Other liabilities | 18,461.9 | 18,461.9 | 7,983.3 | 10,478.6 | 0.0 |
| Total | | | 115,745.7 | 107,817.9 | 710,696.0 |

| in T€ | Carrying amount 31.12.2006 | Gross cash flow as of 31.12.2006 | <1 year | Cash flows 1–5 years | >5 years |
|---|---|---|---|---|---|
| Fixed-interest bank loans | 341,314.7 | 682,313.8 | 15,596.0 | 68,629.3 | 598,088.5 |
| Variable interest bank loans | 23,148.0 | 23,884.0 | 23,884.0 | 0.0 | 0.0 |
| Trade payables | 60,242.7 | 60,242.7 | 60,242.7 | 0.0 | 0.0 |
| Other liabilities | 11,848.4 | 11,848.4 | 6,044.4 | 5,804.0 | 0.0 |
| Total | | | 105,767.2 | 74,433.3 | 598,088.5 |

This listing includes all instruments held by the Group as of 31 December 2007 for which payments have been contractually agreed. Planned payments for new liabilities that may arise in the future are not included. The variable interest payments on financial instruments were determined on the basis of the interest rates established as of 31 December 2007. Financial liabilities that can be repaid at any time are always allocated to the earliest repayment period.

**Carrying amounts, amounts recognised and fair values by valuation category**

| in T€ | Valuation category | Carrying amount as of 31.12.2007 | Amounts recognised: Nominal value = fair value | Amounts recognised: Amortised cost |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash and cash equivalents | Cash reserve | 29,293.0 | 29,293.0 | |
| Trade receivables | LaR | 43,204.2 | | 43,204.2 |
| Originated loans and other receivables | LaR | 4,572.3 | | 4,572.3 |
| Other non-derivative financial assets | | | | |
| Investments in other companies (not consolidated) | AfS | 1,334.3 | | 1,141.6 |
| Available-for-sale securities | AfS | 73,187.7 | | |
| Held-for-trading securities | HfT | 69,867.0 | | |
| Derivative financial assets | | | | |
| Derivatives in hedges | Hedging | 34.8 | | |
| | | | | |
| **LIABILITIES** | | | | |
| Trade payables | FLAC | 65,172.9 | | 65,172.9 |
| Financial liabilities | FLAC | 468,336.7 | | 468,336.7 |
| Other liabilities | FLAC | 18,461.9 | | 18,461.9 |

| in T€ | Valuation category | Carrying amount as of 31.12.2006 | Amounts recognised: Nominal value = fair value | Amounts recognised: Amortised cost |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash and cash equivalents | Cash reserve | 91,868.9 | 91,868.9 | |
| Trade receivables | LaR | 50,414.0 | | 50,414.0 |
| Originated loans and other receivables | LaR | 25,318.6 | | 25,318.6 |
| Other non-derivative financial assets | | | | |
| Investments in other companies (not consolidated) | AfS | 1,299.3 | | 1,141.6 |
| Available-for-sale securities | AfS | 72,190.4 | | |
| Held-for-trading securities | HfT | 19,966.4 | | |
| Derivative financial assets | | | | |
| Derivatives in hedges | HfT | 266.0 | | |
| | | | | |
| **LIABILITIES** | | | | |
| Trade payables | | | | |
| Financial liabilities | FLAC | 60,242.7 | | 60,242.7 |
| Other liabilities | FLAC | 364,462.7 | | 364,462.7 |
| ASSETS | FLAC | 11,848.4 | | 11,848.4 |

| according to IAS 39 | | | |
|---|---|---|---|
| Cost | Fair value not recognised in profit or loss | Fair value recognised in profit or loss | Fair value as of 31.12.2007 |
| | | | |
| | | | 29,293.0 |
| | | | 43,204.2 |
| | | | 4,572.3 |
| | | | |
| 192.7 | | | 1,334.3 |
| 632.6 | 343.5 | 72,211.6 | 73,187.7 |
| | | 69,867.0 | 69,867.0 |
| | | | |
| | 34.8 | | 34.8 |
| | | | |
| | | | |
| | | | 65,172.9 |
| | | | 425,233.9 |
| | | | 18,461.9 |

Abbreviations:

LaR – Loans and receivables
AfS – Available-for-sale financial instruments
HfT – Held-for-trading financial instruments
Hedging – Hedging agreements
FLAC – Financial liabilities measured at amortised cost

| according to IAS 39 | | | |
|---|---|---|---|
| Cost | Fair value not recognised in profit or loss | Fair value recognised in profit or loss | Fair value as of 31.12.2006 |
| | | | |
| | | | 91,868.9 |
| | | | 50,414.0 |
| | | | 25,318.6 |
| | | | |
| 157.7 | | | 1,299.3 |
| 632.6 | 72,557.8 | | 72,190.4 |
| | | 19,966.4 | 19,966.4 |
| | | | |
| | | 266.0 | 266.0 |
| | | | |
| | | | |
| | | | 60,242.7 |
| | | | 359,130.9 |
| | | | 11,848.4 |

Trade receivables, originated loans and other receivables generally have a short remaining term. Therefore, the carrying amount of these items approximates fair value as of the balance sheet date.

The non-consolidated investments in other companies, which are classified as "available-for-sale financial assets (AfS)" represent unlisted equity instruments, whose fair value could not be reliably determined. These instruments are consequently measured at cost or amortised cost.

Trade payables and other liabilities normally have a short remaining term, and the carrying amount of these items approximates fair value as of the balance sheet date.

The determination of the fair values of financial liabilities due to financial institutions (bank loans) and other financial liabilities is generally based on the present value of the payments relating to these obligations, in accordance with the applicable yield curve and a credit spread appropriate for Flughafen Wien AG.

**Net results by valuation category**

| | | From subsequent measurement | | | | | |
|---|---|---|---|---|---|---|---|
| 2007 in T€ | From interest | At fair value not recognised in profit or loss | At fair value recognised in profit or loss | Foreign currency translation | Impairment | From derecognition | Net results 2007 |
| Cash | 1,640.1 | | | 1,661.3 | | | 3,301.3 |
| Loans and receivables (LaR) | 1,344.0 | | | -22.2 | -736.8 | | 585.1 |
| Available-for-sale financial assets (AfS) | 369.9 | -3,923.4 | 2,539.6 | | | | -1,013.8 |
| Held-for-trading financial assets (HfT) | 5,161.3 | 178.6 | | | | 191.0 | 5,531.0 |
| Financial liabilities at amortised cost (FLAC) | -13,637.3 | | | 0.3 | | | -13,637.0 |
| Hedging | | | 34.8 | | | | 34.8 |
| Total | -5,121.9 | -3,744.8 | 2,574.5 | 1,639.3 | -736.8 | 191.0 | -5,198.7 |

| | | From subsequent measurement | | | | | |
|---|---|---|---|---|---|---|---|
| 2006 in T€ | From interest | At fair value not recognised in profit or loss | At fair value recognised in profit or loss | Foreign currency translation | Impairment | From derecognition | Net results 2006 |
| Cash | 2,174.9 | | | 1,677.6 | | | 3,852.5 |
| Loans and receivables (LaR) | 2,096.4 | | | 8.8 | -353.9 | | 1,751.3 |
| Available-for-sale financial assets (AfS) | 6,142.4 | -500.0 | -2,474.1 | | | 2.8 | 3,171.0 |
| Held-for-trading financial assets (HfT) | -325.9 | 292.4 | | | | | -33.6 |
| Financial liabilities at amortised cost (FLAC) | -10,379.8 | | | 0.9 | | | -10,378.9 |
| Total | -292.1 | -207.6 | -2,474.1 | 1,687.3 | -353.9 | 2.8 | -1,637.6 |

The interest received on financial instruments is included under net financing costs. The other components of net results are recorded under other financial results, with the exception of the valuation allowances to trade and other receivables that are classified under "loans and receivables". These valuation allowances are shown under other operating expenses.

Results from the subsequent measurement of financial instruments that are classified as held-for-trading also include interest rate and fair value measurement effects. The gain of T€ 191.0 on a derecognition in 2007 resulted from the sale of an interest rate derivative.

Net financing costs of T€ 13,637.0 for financial liabilities classified as "financial liabilities measured at amortised cost" consist primarily of interest expense on bank loans. This item also includes interest income from the capitalisation of borrowing costs as well as interest results from interest added back and discounted from other financial liabilities. A further item included in this position is the interest income from an interest rate derivative, which was used in 2007 by Flughafen Wien AG as part of a cash flow hedge to hedge the risk of cash flows related to financial liabilities.

In connection with the recording of changes in the fair value of available-for-sale financial assets without recognition to profit or loss, net losses of T€ 10.9 (2006: net losses of T€ 2,474.1) were recognised directly in equity. Of the total amounts recorded in equity, losses of T€ 2,474.1 were transferred to the income statement in the 2007 financial year.

### (34) Derivative financial instruments

**Interest rate swaps**

In 2007 Flughafen Wien AG concluded a receiver interest rate swap (receive fixed – pay variable) to hedge the risk of cash flows related to a variable interest financial liability. The variable interest financial liability was designated as the hedged item at an amount reflecting the nominal value of the interest rate swap. Changes in the cash flows of the hedged item, which result from changes in the variable interest rate, are offset by the changes in the cash flows of the interest rate swap. This hedging is designed to transform a variable interest bank loan into a fixed-interest financial liability, and thereby hedge the cash flow related to the financial liability. Credit risks do not represent a part of the hedging.

| Structured interest rate swaps | 31.12.2007 | 31.12.2006 |
|---|---|---|
| Nominal value in T€ | 10,000.0 | 25,920.0 |
| Fair value | 34.8 | 266.0 |
| Average interest rate received | 4.68% | 3.14% |
| Average interest rate paid | 3.78% | 2.60% |
| Remaining term in years | 4.9 | 9.1 |

The valuation reflects market data as of the valuation date, and is based on generally accepted valuation models (Black-Scholes, Heath-Jarrow-Morton). The average variable interest rates, which could be subject to major changes during the term of the swap, reflect the interest rates in effect as of the balance sheet date.

The effectiveness of the hedging relationship is determined prospectively using the critical terms match method in accordance with IAS 39.AG 108. An effectiveness test is carried out retrospectively as of every balance sheet date using the cumulative dollar-offset method. Under this method, the changes in the cash flows of the hedged item and the hedging instrument are determined and compared. If the ratio is between 80% and 125%, the hedge is considered to be effective. This hedge was effective as of 31 December 2007. The recognition directly in equity of the change in the fair value of the hedging instrument resulted in the recording of a T€ 34.8 gain in the hedging reserve in the 2007 financial year.

**(35) Risk management**

The goal of risk management in the Flughafen Wien Group is to protect the long-term success of the company against all types of financial and non-financial risks. Risk management represents an integral part of all operating and strategic business processes, and individual risks are managed by the responsible business segment. The risks arising from investments in subsidiaries are monitored above all by local management, but are also evaluated by the investment management and controlling departments of Flughafen Wien AG. The risks associated with investments in other companies are dealt with by the company's investment management department or by the representatives nominated by Flughafen Wien AG to the individual corporate bodies (supervisory board, advisory board, annual general meeting).

The central unit for internal reporting is the strategy and controlling function, which is responsible for operational and strategic planning together with the operating segments of the company. This department prepares monthly internal reports for the members of the Management Board and first level of management based on data received from the operating segments, service segments and consolidated subsidiaries. These reports identify and analyse variances from the company's forecasts, and thereby ensure the early identification of risks and implementation of necessary measures. The Supervisory Board is involved in this process through regular reports provided at its meetings. In this way, risk management forms an integral component of all planning, operating and reporting procedures.

In order to limit or exclude the potential financial impact of risks, the company has concluded insurance policies to cover specific damages and liabilities.

As an addition to the control system and management instruments, Flughafen Wien AG has established an internal audit department to regularly examine the correctness, reliability and efficiency of business operations and organisational processes.

A project was started in 2007 to further develop and improve the current risk management system. This work is scheduled for completion in mid-2008.

**Market risks**

The development of business at Vienna International Airport is dependent to a significant degree on the factors that influence international travel.

The dangers of a decline in traffic at Vienna International Airport as a consequence of terror, war or other external shocks (e.g., SARS epidemic) are extremely difficult for an individual company to control. Vienna International Airport works to counter the effects of such shocks, above all with high demands on the quality of security and proactive public relations. This involves close cooperation with the Austrian Federal Ministry of the Interior and the Federal Police Department in Schwechat as well as specially-designed security measures for customers. Flughafen Wien AG can also react to the intensity and impact of such events through its flexible cost and price structures and corresponding modification to the company's investment programme.

The Austrian Airlines Group is a major business driver for Vienna International Airport because of its high market share. The long-term development of this airline as a strong and independent home carrier and the network strategy of the Star Alliance, in which the Austrian Airlines Group is a partner, represent key factors for the success of Flughafen Wien AG. Therefore, developments in this area are monitored on a continuous basis.

Market risk is countered by appropriate marketing measures as well as flexible cost and price structures that benefit all airlines. Tariff reductions, adjustments to the tariff model and the resulting participation in the occupancy risk of the airlines as well as the expansion of incentive programmes have led to a decrease in costs for the airlines. These measures also strengthened strategically important destinations in Continental, Eastern and Central Europe. Flughafen Wien AG also uses specially-designed marketing activities to present the advantages of Vienna International Airport to airlines and increase traffic to Vienna.

Competition by other service providers (for example, in the handling or security area) is countered by providing individually designed service offers, with a special view toward pricing.

**Development risks**

Its position as the most important east-west hub in Europe exposes Vienna International Airport to a capacity risk. This risk is limited through an investment programme that is based on a master plan and realised in accordance with the actual development of air traffic.

A special analysis procedure is used to evaluate the potential risk associated with investment projects in the planning stage and supported by regular monitoring during realisation. The resulting risk profile forms an integral component of the decision-making process and the basis for developing measures to control risk. Monitoring forms a fundamental part of routine project controlling.

The planning process for the expansion of runway capacity (third runway) represents a special situation. These investments are subject to an pre-defined approval procedure under environmental impact law. The risk associated with this procedure is countered through communications and agreement as part of a mediation process.

**Damage risks**

The risk of damages covers fire and other events that could result from natural disasters, accidents or terrorist activities as well as the theft of property. In addition to appropriate safety and fire protection measures and emergency plans that are rehearsed on a regular basis, these risks are covered by insurance.

**Legal risks**

Legal risks arise in connection with the requirements of public authorities, above all in the area of environmental protection (e.g. noise and emissions). Flughafen Wien AG works to counter these risks, above all, with information and the involvement of local citizens in the mediation process (e.g. third runway) or through neighbourhood advisory boards.

The tariffs charged by Vienna International Airport are subject to approval by the Austrian Civil Aviation Authority. Flughafen Wien AG and this agency have agreed to an index model that covers tariffs up to the end of 2009. If this agreement is not extended, the provisions of the Austrian Civil Aviation Act will take effect.

**Financial risks**

The financial assets, liabilities and transactions of the Flughafen Wien Group are exposed to a variety of market risks from changes in interest rates, exchange rates and prices on financial markets. The goal of financial risk management is to limit these market risks through the steady optimisation of operating and financial activities. Measures to achieve these objectives depend on the expected risk, and include the selected use of derivative and non-derivative hedging instruments. Hedging generally involves only those risks that could have an impact on the cash flows of the Group. Derivative financial instruments are used exclusively for hedging purposes, and never for trading or other speculative functions. In order to minimise credit risk, the hedges are basically concluded with leading financial institutions that have a first-class credit rating.

The basic principles of the Group's financial policy are defined each year by the Management Board, and monitored by the Supervisory Board. The Group treasury department is responsible for the implementation of financial policy and ongoing risk management. Certain transactions require the prior approval of the Management Board, which is also provided with regular information on the scope and volume of the Group's current risk exposure. The treasury department views the effective management of liquidity risk and market risk as one of their primary duties. In order to evaluate the effects of various developments on the market, simulation calculations are carried out on the basis of various market scenarios (including worst-case scenarios).

**Liquidity risk**

The objective of liquidity management is to ensure that the Group is in a position to meet its payment obligations at all times. Liquidity management is based on short-term and long-term liquidity forecasts, which are subject to variance analyses and adjusted if necessary. The operating segments of the Group provide the treasury department with information that is used to develop a liquidity profile, and the active management of payment flows is used to optimise net financing costs.

Certain components of financial investments are held in the form of securities (investment funds, bonds) that serve as a liquidity reserve and can generally be sold at any time. Additional quantitative information is provided under note (33).

**Credit risk**

The Flughafen Wien Group is exposed to risks arising from its business operations as well as the risk of default that is connected with certain investment and financing activities. In the investment and financing area, transactions are concluded almost exclusively with partners that can demonstrate at least an A credit rating (S&P, Moody's). Contract partners that are not rated by these agencies must also have an excellent credit standing. The Group only acquires shares in investment funds that are under the direction of recognised international asset management companies. In the operating business, outstanding receivables are monitored continuously on a centralised basis. The risk resulting from default is minimised by short payment periods, agreements for the provision of collateral such as deposits or bank guarantees, and the increased use of direct debit and automatic collection procedures. The risk of default is countered by individual and collective valuation allowances. The credit risk associated with receivables can generally be considered low, since the majority of receivables are due and payable within a short period of time and are based on long-term relationships with customers.

The carrying amounts of financial assets (including derivative financial instruments with a positive market value) represent the maximum default and credit risk, since there were no major agreements (e.g. settlement agreements) as of the balance sheet date for the 2007 financial statements that could mitigate the maximum risk of default.

Additional quantitative information is provided under note (33).

**Interest rate risk**

Interest rate risk represents the risk that the fair value of the future payment flows generated by a financial instrument could fluctuate because of changes in interest rate levels. Interest rate risk includes the present value risk on fixed interest financial instruments as well as the risk associated with cash flows from variable interest financial instruments, and is related above all to long-term financial instruments. These longer terms are less important in the operating area, but can be material for financial assets, securities and financial liabilities.

The Flughafen Wien Group is exposed to interest rate risk especially in the euro zone. In accordance with the current and forecasted debt structure, the treasury department selectively uses interest rate derivatives to adjust the interest rates on financial liabilities to meet the composition defined by management and therefore reduce the potential impact of interest rate fluctuations.

In order to depict market risks, IFRS 7 requires the disclosure of sensitivity analyses that demonstrate the effects of hypothetical changes in relevant risk variables on earnings and equity. The Flughafen Wien Group is not only exposed to interest rate risks, but also to foreign exchange risks and price risks arising from investments in other companies. The periodic effects are determined by evaluating the hypothetical changes in risk variables on financial instruments as of the balance sheet date for the financial statements. This process assumes that the amount as of this date is representative for the entire year.

Interest rate risks are presented in the form of sensitivity analyses as required by IFRS 7. These analyses show the effects of changes in interest rate levels on financing costs, interest income and expenses, and other components of earnings and equity. The interest rate sensitivity analyses are based on the following assumptions:

• Changes in the interest rates of non-derivative financial instruments with fixed interest rates only affect earnings that are measured at fair value. Therefore, fixed-interest financial instruments that are carried at amortised cost are not exposed to interest rate risk as defined in IFRS 7.

• Changes in the interest rates of financial instruments that serve as cash flow hedges to provide protection against interest-related fluctuations in payments have an effect on the hedging reserve in equity, and are therefore included in the relevant sensitivity calculations.

• Changes in interest rates have an impact on the financing cost of non-derivative variable-interest financial instruments if the related interest payments are not designated as the underlying financial instrument for a cash flow hedge. In such cases, they are included in the sensitivity calculations for earnings.

• Changes in the interest rates of interest rate derivatives (interest rate swaps), which are not included in a hedge as defined in IAS 39, have an effect on other financial results (valuation adjustments concerning financial assets to reflect fair value) and are therefore included in the sensitivity calculations for earnings.

If market interest rates had been 100 basis points higher (lower) as of 31 December 2007, earnings would have been T€ 261.5 (31 December 2006: T€ 202.7) lower (higher). The theoretical impact of T€ 261.5 on earnings results from the potential effect of variable interest financial liabilities. If market interest rates had been 100 basis points higher (lower) as of 31 December 2007, equity – including tax effects – would have been T€ 196.1 higher (lower). This change is the result of variable interest financial liabilities as well as the fair value measurement (recognised directly in equity) of the two investment funds that are classified as available for sale.

**Foreign exchange risk**
Foreign exchange risks arise in connection with financial instruments that are denominated in a currency other than the functional currency of the Group company for which they are measured. For the purposes of IFRS, there is no foreign exchange risk on financial instruments that do not represent monetary items and financial instruments that are denominated in the functional currency. Differences resulting from the translation of financial statements from a foreign currency into the Group currency are not affected by the provisions of IFRS 7.

The foreign exchange risks for the Flughafen Wien Group result from investments, financing measures and operating activities. Foreign exchange risks in the investment area arise primarily in connection with the purchase and sale of stakes in foreign companies. As of the balance sheet date for the 2007 financial statements, the Group was not exposed to any material risks from transactions denominated in a foreign currency.

Foreign exchange risks in the financing area are related to financial liabilities in foreign currencies as well as foreign currency loans that were concluded as financing for Group companies. The Flughafen Wien Group was not exposed to any material foreign exchange risks in the financing area as of the balance sheet date for these financial statements.

The individual Group companies carry out their business activities almost entirely in their relevant functional currency, which is generally the same as the reporting currency of the Flughafen Wien Group. For this reason, the Group's foreign exchange risk in the operating area is considered to be low.

In accordance with IFRS 7, foreign exchange risks are generally presented in the form of a sensitivity analysis. The relevant risk variables are generally non-functional currencies in which the Group holds financial instruments. The foreign exchange sensitivity analysis is based on the following assumptions:

The major non-derivative monetary financial instruments – which include receivables, interest-bearing securities and debt instruments, cash and cash equivalents, and interest-bearing liabilities – are denominated primarily in the functional currency. Therefore, changes in foreign exchange rates have no material effect on earnings or equity.

Interest income from and expenses for financial instruments are recognised primarily in the functional currency. As a result, changes in foreign exchange rates relating to these items have no effect on earnings or equity.

The non-interest bearing securities and equity instruments held by the Group are non-monetary and, consequently, do not carry any foreign exchange risk as defined in IFRS 7.

In summary, the risks to the Flughafen Wien Group arising from changes in foreign exchange rates were considered to be low as of the closing date for the 2007 financial statements. For this reason, a quantitative foreign exchange sensitivity analysis was not prepared.

**Other price risks**
In connection with the analysis of market risks, IFRS 7 also requires the disclosure of information on the effects of hypothetical changes in risk variables on the prices of financial instruments. The relevant risk variables include, above all, stock market prices or indexes. As of 31 December 2007 and 2006, the Flughafen Wien Group held no material investments that would be categorised as available-for-sale.

**Capital management**
Financial management in the Flughafen Wien Group is designed to support a sustainable increase in the value of the company and also maintain a capital structure that will ensure an excellent credit rating.

Gearing represents the most important indicator for financial management. It is defined as the ratio of net financial liabilities (non-current and current financial liabilities less liquid funds and current securities) and equity as shown on the consolidated balance sheet. The main instruments used for management are an increase or decrease in financial liabilities as well as the strengthening of the equity basis through the retention of earnings or adjustment of dividend payments. Management has not set a specific target for gearing, but net debt may not exceed 70%. This goal remains unchanged from the prior year. The following table shows the development of gearing:

| in T€ | 2007 | 2006 |
|---|---|---|
| Financial liabilities | 468,336.7 | 364,462.7 |
| - Liquid funds | -29,293.0 | -91,868.9 |
| - Current securities | -142,078.6 | -91,173.6 |
| = Net financial liabilities | 296,965.1 | 181,420.2 |
| ./. Carrying amount of equity | 734,934.8 | 721,281.1 |
| = Gearing | 40.4% | 25.2% |

Gearing rose during the reporting year, above all due to an increase of € 100.0 million in borrowings.

Neither Flughafen Wien AG nor its subsidiaries are subject to minimum capital requirements from external sources.

**(36) Operating leases**

**Flughafen Wien as the lessor:**
The following table shows the lease payments arising from non-cancellable rental and lease contracts in which the Flughafen Wien Group serves as the lessor. In particular, the related objects represent operating and commercial buildings at Vienna International Airport (including investment property).

| in T€ | 2007 | 2006[1] |
|---|---|---|
| Lease payments recognised as income of the reporting period | 110,139.3 | 91,492.0 |
| Thereof conditional payments from revenue-based rents | 6,671.0 | 5,193.4 |
| **Future minimum lease payments** | | |
| Up to one year | 45,396.8 | 42,040.6 |
| More than one and up to five years | 31,455.7 | 46,053.9 |
| More than five years | 60,003.9 | 100,698.5 |

1) adjusted

**Flughafen Wien as the lessee:**
Major non-cancellable leases in which the Flughafen Wien Group serves as the lessee have been concluded with HERMIONE Raiffeisen-Immobilien-Leasing GmbH for the rental of operating buildings at Vienna International Airport and with SITA Information Networking Computing Inc., USA, for the rental of operating equipment and furnishings, including operating software, for the check-in counters in the terminals. The following table shows the minimum lease payments arising from these contracts:

| in T€ | 2007 | 2006[1] |
|---|---|---|
| Lease payments recognised as expense of the reporting period | 8,899.5 | 8,090.5 |
| Thereof conditional payments | 4,924.6 | 5,028.7 |
| **Future minimum lease payments** | | |
| Up to one year | 9,273.7 | 7,747.9 |
| More than one and up to five years | 37,043.5 | 25,810.5 |
| More than five years | 97,059.7 | 96,789.4 |

1) adjusted

The conditional lease payments recognised as expense of the reporting period are linked to a fixed reference interest rate (6-month EURIBOR).

**(37) Other obligations and risks**
Flughafen Wien AG is required to assume the costs of the "Flughafen Wien Mitarbeiter-Beteiligung-Privatstiftung" (the employee fund), which consist primarily of corporate income tax, in the form of subsequent contributions.

In accordance with § 7 Par. 4 of the charter of the Schwechat Waste Water Association dated 10 December 2003, Flughafen Wien AG is liable as a member of this organisation for T€ 5,300.8 (2006: T€ 5,542.5) of loans related to the construction and expansion of sewage treatment facilities.

Obligations for the purchase of intangible assets and property, plant and equipment totalled € 191.4 million as of 31 December 2007 (2006: € 207.0 mill.).

**(38) Information on business associations with related companies and persons**

The province of Lower Austria and the city of Vienna each hold 20% of the shares in Flughafen Wien AG. Both shareholders have a significant influence on Flughafen Wien AG because of the size of these stakes, and are therefore classified as related parties of Flughafen Wien AG. There were no material business relationships with either the province of Lower Austria or the city of Vienna during the reporting year.

Moreover, all subsidiaries, joint ventures and associated companies as well as key managers and the members of the Supervisory Board of Flughafen Wien AG are considered to be related parties or persons. The business relationships between Flughafen Wien AG and non-consolidated subsidiaries are not disclosed because they are immaterial.

The Flughafen Wien Group recorded revenue of T€ 961.9 in 2007 (2006: T€ 1,111.7) with the joint venture City Air Terminal Betriebsgesellschaft m.b.H. and revenue of T€ 887.6 (2006: T€ 853.4) with the associate Schedule Coordination Austria GmbH.

As of 31 December 2007 receivables due from companies recorded at equity totalled T€ 103.8 (2006: T€ 72.5). Liabilities due to companies recorded at equity totalled T€ 4,302.0 (2006: T€ 3,695.4) as of this same date.

**Natural related parties**

No material transactions were conducted in 2007 between the Flughafen Wien Group and persons in key management positions or their close family members. Relations with bodies of the company are described under note 39.

**(39) Information on bodies of the corporation and employees**

The following table shows the average number of employees in the Flughafen Wien Group:

| Employees (excluding Management Board and managing directors) | 2007 | 2006 |
|---|---|---|
| Workers | 3,027 | 2,821 |
| Staff | 1,060 | 1,013 |
| | 4,087 | 3,834 |

The members of the Management Board of Flughafen Wien AG received the following remuneration for the 2007 and 2006 financial years:

| | 2007 | 2007 | 2007 | 2007 | 2006 |
|---|---|---|---|---|---|
| in T€ | Fixed compensation | Performance-based compensation | Non-cash remuneration | Total remuneration | Total remuneration |
| Christian Domany | 253.8 | 169.3 | 7.2 | 430.3 | 432.3 |
| Herbert Kaufmann | 253.8 | 169.3 | 7.5 | 430.5 | 432.6 |
| Gerhard Schmid | 253.8 | 169.3 | 7.5 | 430.5 | 432.6 |
| | 761.4 | 507.8 | 22.1 | 1,291.4 | 1,297.5 |

The remuneration system for the members of the Management Board and first level of management is comprised of fixed and performance-based components. There are no stock option plans for management. The company carries reinsurance to cover pension claims by the members of the Management Board.

Exceptional performance and the realisation of targeted goals by employees are rewarded in the form of bonuses.

Compensation paid to former members of the Management Board totalled T€ 652.3 for the reporting year (2005: T€ 636.9).

**Expenses for persons in key management positions**
Key management includes the members of the Management Board, the authorised officers of Flughafen Wien AG and the members of the Supervisory Board of Flughafen Wien AG. The following table shows the remuneration paid to these persons in 2007, including the change in provisions:

**2007**

| in T€ | Supervisory Board | Management Board | Key employees |
|---|---|---|---|
| Current payments | 110.0 | 1,462.3 | 1,410.5 |
| Post-employment benefits | 0.0 | 517.1 | 47.4 |
| Other long-term benefits | 0.0 | 2.5 | 8.6 |
| Benefits due at the end of employment | 0.0 | 38.7 | 55.3 |
| | 110.0 | 2,020.6 | 1,521.9 |

**2006**

| in T€ | Supervisory Board | Management Board | Key employees |
|---|---|---|---|
| Current payments | 112.4 | 1,297.5 | 1,265.7 |
| Post-employment benefits | 0.0 | 461.9 | -346.4 |
| Other long-term benefits | 0.0 | 2.2 | 7.9 |
| Benefits due at the end of employment | 0.0 | 41.4 | 381.7 |
| | 112.4 | 1,803.1 | 1,308.9 |

**(40) Significant events occurring after the balance sheet date**

All events occurring after the balance sheet date that are important for valuation and measurement as of 31 December 2007 – such as outstanding legal proceedings or claims for damages and other obligations or impending losses that must be recognised or disclosed in accordance with IAS 10 – are included in these consolidated financial statements or are not known.

Flughafen Wien AG is conducting negotiations with the minority shareholders of the Slovakian subsidiary KSC Holding a.s. for the purchase of the remaining shares.

The Management Board of Flughafen Wien AG released the audited consolidated financial statements as of 31 December 2007 for distribution to the Supervisory Board on 20 February 2008. The Supervisory Board is responsible for reviewing the consolidated financial statements and stating whether it approves the consolidated financial statements.

Schwechat, 20 February 2007

The Management Board

| | | |
|---|---|---|
| **Christian Domany**<br>Member of the Board | **Herbert Kaufmann**<br>Member of the Board<br>and Speaker | **Gerhard Schmid**<br>Member of the Board |

# Subsidiaries of Flughafen Wien AG

Appendix 1 to the notes

| Company | Abbreviation | Parent company | Country | Share owned by the Group | Type of consolidation |
|---|---|---|---|---|---|
| Flughafen Wien AG | VIE | | Austria | | VK |
| Flughafen Wien Immobilienverwertungsgesellschaft m.b.H. | IVW | VIE | Austria | 100.0% | VK |
| Mazur Parkplatz GmbH | MAZU | VIEL | Austria | 100.0% | VK |
| VIE International Beteiligungsmanagement Gesellschaft m.b.H. | VINT | VIAB | Austria | 100.0% | VK |
| VIE Liegenschaftsbeteiligungsgesellschaft m.b.H. | VIEL | VIE | Austria | 100.0% | VK |
| VIE Office Park Errichtungs- und Betriebsgesellschaft m.b.H. | VOPE | VIEL | Austria | 100.0% | VK |
| Vienna Aircraft Handling Gesellschaft m.b.H. | VAH | VIE | Austria | 100.0% | VK |
| Vienna Airport Business Park Immobilienbesitzgesellschaft m.b.H. | BPIB | VIEL | Austria | 100.0% | VK |
| Vienna Airport Infrastruktur Maintenance GmbH | VAI | VIE | Austria | 100.0% | VK |
| Vienna International Airport Beteiligungsholding GmbH | VIAB | VIE | Austria | 100.0% | VK |
| Vienna International Airport Security Services Ges.m.b.H. | VIAS | VIE | Austria | 100.0% | VK |
| VIE WTC BetriebsGmbH "Vienna Office Park 3 Betriebsgesellschaft m.b.H." | VWTC | VIEL | Austria | 100.0% | VK |
| BTS Holding, a.s. | BTSH | VIE | Slovakia | 47.7% | VK |
| KSC Holding, a.s. | KSCH | VIE | Slovakia | 47.7% | VK |
| VIE (Malta) Limited | VIE Malta | VINT | Malta | 100.0% | VK |
| Austro Port Boden- und Flugzeugabfertigungsges.m.b.H. | APBF | VIE | Austria | 25.0% | EQ |
| City Air Terminal Betriebsgesellschaft m.b.H. | CAT | VIE | Austria | 50.1% | EQ |
| SCA Schedule Coordination Austria GmbH | SCA | VIE | Austria | 40.0% | EQ |
| Flughafen Friedrichshafen GmbH | FDH | VINT | Germany | 25.15% | EQ |
| Letisko Košice – Airport Košice, a.s. | KSC | KSCH | Slovakia | 66.0% | EQ |
| Malta International Airport p.l.c. | MIA | VIE Malta | Malta | 10.1% | EQ |
| Malta Mediterranean Link Consortium Limited (Subgroup with Malta International Airport p.l.c.) | MMLC | VIE Malta | Malta | 57.1% | EQ |
| GetService Dienstleistungsgesellschaft m.b.H. | GETS | VIAS | Austria | 100.0% | NK |
| „GetService"-Flughafen-Sicherheits- und Servicedienst GmbH | GET2 | VIAS | Austria | 51.0% | NK |
| Salzburger Flughafen Sicherheitsgesellschaft m.b.H. | SFS | VIAS | Austria | 100.0% | NK |
| VIE Shops Entwicklungs- und Betriebsges.m.b.H. | SHOP | VIE | Austria | 100.0% | NK |
| VIE Indien Projektentwicklung & Beteiligung GmbH | VIND | VINT | Austria | 100.0% | NK |
| Flughafen Wien / Berlin-Brandenburg International Entwicklungsbeteiligungsgesellschaft mbH | VIE BBI | VIE | Germany | 100.0% | NK |
| VIAS Hellas Security Air Transport Services Limited Liability Company, in liquidation | VIAS Hellas | VIAS | Greece | 100.0% | NK |

Type of consolidation:
VK = full consolidation; EQ = equity method; K = not consolidated for reasons of immateriality

# Investments of Flughafen Wien AG

All amounts were determined in accordance with national law, unless IFRS data was available.

## 1. Subsidiaries fully consolidated in the Group financial statements:

**Vienna Airport Business Park Immobilienbesitzgesellschaft m.b.H. (BPIB)**
Purchase and marketing of property. Share owned: 99% VIEL; 1% IVW. Headquarters: 1300 Flughafen Wien

| IFRS value in T€ | 2007 | 2006 |
|---|---|---|
| Assets | 5,789.0 | 6,125.0 |
| Liabilities | 629.1 | 619.8 |
| Equity | 5,159.9 | 5,505.3 |
| Revenue | 6,540.8 | 6,811.6 |
| Loss for the period | -345.4 | -31.6 |

**Flughafen Wien Immobilienverwertungsgesellschaft m.b.H. (IVW)**
The commercial leasing of assets, in particular real estate, and acquisition of property and buildings at Vienna International Airport. Share owned: 100%. Headquarters: 1300 Flughafen Wien

| IFRS value in T€ | 2007 | 2006 |
|---|---|---|
| Assets | 112,228.8 | 117,349.4 |
| Liabilities | 29,080.0 | 32,080.0 |
| Equity | 83,148.8 | 85,269.4 |
| Revenue | 14,894.3 | 14,733.3 |
| Net profit for the period | 4,387.4 | 6,508.1 |

**Vienna Aircraft Handling Gesellschaft m.b.H. (VAH)**
Provision of a full range of services for general aviation and, in particular, for business aviation; major revenue generators are private aircraft handling and aircraft handling services provided on behalf of Flughafen Wien AG in the general aviation sector (incl. fuelling and provision of hangar space). Share owned: 100%. Headquarters: 1300 Flughafen Wien

| IFRS value in T€ | 2007 | 2006 |
|---|---|---|
| Assets | 2,260.5 | 1,828.1 |
| Liabilities | 2,149.7 | 1,745.3 |
| Equity | 110.9 | 82.7 |
| Revenue | 15,006.8 | 12,470.4 |
| Net profit for the period | 1,275.2 | 1,229.3 |

**Vienna Airport Infrastruktur Maintenance GmbH (VAI)**

Provision of services for electrical facilities and equipment as well as the construction of electrical and supply facilities, in particular technical equipment for airports, and the installation of electrical infrastructure. Share owned: 100%. Headquarters: 1300 Flughafen Wien

| IFRS value in T€ | 2007 | 2006 |
|---|---|---|
| Assets | 3,329.3 | 3,408.6 |
| Liabilities | 1,492.1 | 1,139.2 |
| Equity | 1,837.2 | 2,269.4 |
| Revenue | 6,928.7 | 7,693.9 |
| Net profit for the period | 817.8 | 1,565.9 |

**Vienna International Airport Security Services Ges.m.b.H. (VIAS)**

Provision of security controls (persons and hand luggage) on behalf of the Austrian Ministry of the Interior, and various other services for aviation customers (wheelchair transport, control of oversize baggage, etc); the company also participates in tenders for the provision of security services at other airports through its Austrian and foreign subsidiaries. Share owned: 100%. Headquarters: 1300 Flughafen Wien

| IFRS value in T€ | 2007 | 2006 |
|---|---|---|
| Assets | 19,405.6 | 16,118.9 |
| Liabilities | 11,227.6 | 15,455.1 |
| Equity | 8,178.0 | 663.8 |
| Revenue | 34,134.9 | 28,798.3 |
| Net profit for the period | 2,610.6 | 2,174.4 |

**VIE Liegenschaftsbeteiligungsgesellschaft m.b.H. (VIEL)**

Principal activities: holding company for the BPIB & VOPE subsidiaries, which are active in the purchase, development, and marketing of property owned by Flughafen Wien AG. Share owned: 100%. Headquarters: 1300 Flughafen Wien

| IFRS value in T€ | 2007 | 2006 |
|---|---|---|
| Assets | 56,874.3 | 16,272.8 |
| Liabilities | 8,435.0 | 0.0 |
| Equity | 48,439.4 | 16,272.8 |
| Revenue | 0.0 | 0.0 |
| Loss / net profit for the period | -133.4 | 35.8 |

**Vienna International Beteiligungsmanagement Gesellschaft m.b.H. (VINT)**

Founding and management of local project companies for international acquisitions; consulting and project management. Share owned: 100%. Headquarters: 1300 Flughafen Wien

| IFRS value in T€ | 2007 | 2006 |
|---|---|---|
| Assets | 56,074.8 | 27,512.6 |
| Liabilities | 292.6 | 89.5 |
| Equity | 55,782.1 | 27,423.1 |
| Revenue | 2,568.7 | 47.0 |
| Net profit / loss for the period | 159.0 | -542.6 |

**VIE Office Park Errichtungs- und Betriebsgesellschaft m.b.H. (VOPE)**

Development of real estate, in particular the Office Park 2. Share owned: 100%. Headquarters: 1300 Flughafen Wien

| IFRS value in T€ | 2007 | 2006 |
|---|---|---|
| Assets | 48,395.1 | 24,853.3 |
| Liabilities | 30,302.4 | 15,964.6 |
| Equity | 18,092.7 | 8,888.8 |
| Revenue | 1,647.2 | 140.4 |
| Net profit for the period | 903.9 | 45.5 |

**BTS Holding a.s. (BTSH)**

Provision of services and consulting for airports. In addition, plans called for the company to hold the intended investment in Bratislava Airport. Share owned: 47.7%. Headquarters: 811 03 Bratislava; Slovakia

| IFRS value in T€ | 2007 | 2006 |
|---|---|---|
| Assets | 1,374.7 | 50,012.6 |
| Liabilities | 11.4 | 415.6 |
| Equity | 1,363.3 | 49,597.0 |
| Revenue | 0.0 | 0.0 |
| Loss / net profit for the period | -427.1 | 1,557.6 |

**KSC Holding a.s. (KSCH)**

Holding company for the 66% investment in Košice Airport as well as the provision of consulting services. Share owned: 47.7%. Headquarters: 811 03 Bratislava; Slovakia

| IFRS value in T€ | 2007 | 2006 |
|---|---|---|
| Assets | 39,706.7 | 36,998.3 |
| Liabilities | 4,994.7 | 4,851.7 |
| Equity | 34,711.9 | 32,146.7 |
| Revenue | 0.0 | 0.0 |
| Net profit / loss for the period | 1,586.8 | -92.7 |

### VIE (Malta) Limited (VIE Malta)

Provision of services and consulting for airports. The financial statements of VIE (Malta) Limited include the at-equity valuation of the subgroup financial statements, which cover the Malta Mediterranean Link Consortium Ltd. and Malta International Airport plc. Share owned: VINT 99.8%; VIE BBI 0.2%. Headquarters: Malta

| IFRS value in T€ | 2007 | 2006 |
|---|---|---|
| Assets | 50,253.3 | 50,770.8 |
| Liabilities | 19,745.7 | 21,714.7 |
| Equity | 30,507.6 | 29,056.1 |
| Revenue | 518.8 | 522.6 |
| Net profit for the period | 2,020.7 | 1,756.3 |

### VIE Office Park 3 Betriebsgesellschaft m.b.H. (VWTC)

Development and rental of the Office Park 3. Share owned. VIEL 99%, BPIB 1%. Headquarters: 1300 Flughafen Wien

| IFRS value in T€ | 2007[1] |
|---|---|
| Assets | 24,958.9 |
| Liabilities | 1,995.2 |
| Equity | 22,963.7 |
| Revenue | 3,847.9 |
| Net profit for the period | 2,327.1 |

1) Full 2007 financial year, date of acquisition 4.4.2007

### Mazur Parkplatz GmbH (MAZU)

Operation of Mazur parking facilities as well as car park services. Share owned: 99% VIEL, 1% VIE-BPIB. Headquarters: 1300 Flughafen Wien

| IFRS value in T€ | 2007[1] |
|---|---|
| Assets | 4,577.5 |
| Liabilities | 232.0 |
| Equity | 4,345.6 |
| Revenue | 566.2 |
| Loss for the period | -8.5 |

1) Abbreviated financial year, date of acquisition 1.8.2007

### Vienna International Airport Beteiligungsholding GmbH (VIAB)

Acquisition and investment in international subsidiaries, participation in international airport privatisation programmes. VIAB serves as a holding company for the subsidiary VINT. Share owned: 100%. Headquarters: 1300 Flughafen Wien

| IFRS value in T€ | 2007 |
|---|---|
| Assets | 55,454.2 |
| Liabilities | 0.0 |
| Equity | 55,454.2 |
| Revenue | 0.0 |
| Loss for the period | -0.4 |

1) Abbreviated financial year, founded in 2007

## 2. Subsidiaries included in the consolidated financial statements at equity

**Austro Port Boden- und Flugzeugabfertigungsges.m.b.H. (APBF)**
Provision of ground handling services at Vienna International Airport. Share owned: 100%. Headquarters: 1300 Flughafen Wien

| in T€ | 2007 | 2006 |
|---|---|---|
| Assets | 945.5 | 985.60 |
| Liabilities | 1,106.7 | 794.80 |
| Equity | -161.2 | 190.80 |
| Revenue | 3,756.7 | 2,763.90 |
| Net profit / loss for the period | 29.6 | -209.30 |

**City Air Terminal Betriebsgesellschaft m.b.H. (CAT)**
Operation of the City Airport Express as a railway operator from the "Wien-Mitte" transit centre to and from Vienna International Airport, the operation of check-in facilities at the "Wien-Mitte" transit centre combined with baggage logistics for airport passengers, consulting for third parties on the organisation and development of traffic connections between cities and airports. Share owned: 100%. Headquarters: 1300 Flughafen Wien

| IFRS value in T€ | 2007 | 2006 |
|---|---|---|
| Assets | 18,798.7 | 17,900.2 |
| Liabilities | 5,829.4 | 5,642.6 |
| Equity | 12,969.3 | 12,257.6 |
| Revenue | 7,826.4 | 6,892.3 |
| Loss for the period | -246.1 | -826.0 |

**SCA Schedule Coordination Austria GmbH (SCA)**
Schedule coordinator for airports in Austria, e.g. the company allocates time slots to aircraft in accordance with EU law, principles defined by the IATA and applicable legal regulations, and also carries out other activities that are directly or indirectly related to the business of the company. Share owned: 100%. Headquarters: 1300 Flughafen Wien

| in T€ | 2007 | 2006 |
|---|---|---|
| Assets | 548.9 | 314.1 |
| Liabilities | 173.1 | 87.7 |
| Equity | 375.8 | 226.4 |
| Revenue | 921.5 | 884.5 |
| Net profit for the period | 171.4 | 136.4 |

# FILE NO. 82-3907

**Letisko Košice – Airport Košice, a.s. (KSC)**

Operation of Košice Airport. Share owned: 66%. Headquarters: Košice, Slovakia

| in T€ | 2007 |
|---|---|
| Assets | 37,040.8 |
| Liabilities | 18,108.8 |
| Equity | 18,932.1 |
| Revenue | 9,767.0 |
| Loss for the period | -216.2 |

**Flughafen Friedrichshafen GmbH (FDH)**

Operation of Friedrichshafen Airport. Share owned: 25.2% VINT. Headquarters: Friedrichshafen, Germany

| in T€ | 2007[1] | 2006[1] |
|---|---|---|
| Assets | 37,066.4 | 36,290.9 |
| Liabilities | 18,202.9 | 23,288.6 |
| Equity | 18,863.5 | 13,002.3 |
| Revenue | 9,757.9 | 10,103.4 |
| Loss / net profit for the period | -284.8 | 294,2 |

1) full 2007 and 2006 financial years; date of acquisition 25.5.2007

**Malta Mediterranean Link Consortium Ltd. (MMLC)**

Holding company for the investment in Malta International Airport plc. Share owned: 57.1% VIE (Malta) Limited. Headquarters: Malta

| IFRS value in T€ | 2007[1] | 2006 |
|---|---|---|
| Assets | 143,474.4 | 141,495.5 |
| Liabilities | 82,415.9 | 83,090.7 |
| Equity | 61,058.5 | 58,404.8 |
| Revenue | 44,435.1 | 39,359.7 |
| Net profit for the period | 3,128.5 | 2,575.0 |

1) Preliminary figures

**Malta International Airport plc. (MIA)**

Operation of Malta International Airport plc. Share owned: 10% VIE (Malta), 40% MMLC. Headquarters: Malta

| IFRS value in T€ | 2007[1] | 2006[2] |
|---|---|---|
| Assets | 120,181.7 | 115,609.1 |
| Liabilities | 68,333.1 | 65,281.2 |
| Equity | 51,848.6 | 50,327.9 |
| Revenue | 44,435.1 | 32,834.9 |
| Net profit for the period | 9,079.5 | 7,285.6 |

1) Preliminary figures

2) Abbreviated financial year (9 months) due to a change in the balance sheet date.

The company is listed on the Malta Stock Exchange. The market price as of the balance sheet date was € 3.22 (translated value; 2006: € 3.20).

## 3. Investments not included in the consolidated financial statements

**GetService Dienstleistungsgesellschaft m.b.H. (GETS)**

Provision of all types of security services related to airport operations. Share owned: 100% VIAS. Headquarters: 1300 Flughafen Wien

| in T€ | 2007 | 2006 |
|---|---|---|
| Assets | 697.9 | 682.6 |
| Liabilities | 221.7 | 126.5 |
| Equity | 476.2 | 556.1 |
| Revenue | 1,719.8 | 1,572.1 |
| Net profit for the period | 144.0 | 257.1 |

**"GetService"-Flughafen-Sicherheits- und Servicedienst GmbH (GET 2)**

Provision of security services. personnel leasing, cleaning services, including snow removal, etc. Share owned: 51% VIAS. Headquarters: 1300 Flughafen Wien

| in T€ | 2007 | 2006 |
|---|---|---|
| Assets | 2,569.7 | 1,948.6 |
| Liabilities | 954.7 | 862.5 |
| Equity | 1,615.0 | 1,086.1 |
| Revenue | 3,824.7 | 3,082.3 |
| Net profit for the period | 528.9 | 177.4 |

**Salzburger Flughafen Sicherheitsgesellschaft m.b.H. (SFS)**

Provision of security services, the company is not active at the present time. Share owned: 100%. Headquarters: 1300 Flughafen Wien

| in T€ | 2007 | 2006 |
|---|---|---|
| Assets | 57.4 | 59.0 |
| Liabilities | 0.0 | 0.0 |
| Equity | 57.4 | 59.0 |
| Revenue | 0.0 | 0.0 |
| Loss / net profit for the period | -1.6 | 2.0 |

**Flughafen Wien/Berlin-Brandenburg International Entwicklungsbeteiligungsgesellschaft m.b.H. (VIE BBI)**

Investment in BBIP Berlin-Brandenburg International Partner GmbH & CoKG, a company that was to develop the Berlin Airport project. Share owned: 100%. Headquarters: 12529 Schönefeld, Germany

| in T€ | 2007 | 2006 |
|---|---|---|
| Assets | 2,714.5 | -2,714.5 |
| Liabilities | 1,588.1 | -1,588.1 |
| Equity | 1,126.4 | -1,126.4 |
| Revenue | 0.0 | 0.0 |
| Loss / net profit for the period | -564.7 | 564.7 |

**VIE Shops Entwicklungs- und Betriebsges.m.b.H (SHOP)**

Planning, development, marketing and operation of shops at airports in Austria and other countries. Share owned: 100%. Headquarters: 1300 Flughafen Wien

| in T€ | 2007 | 2006 |
|---|---|---|
| Assets | 23.3 | 27.9 |
| Liabilities | 0.0 | 0.0 |
| Equity | 23.3 | 27.9 |
| Revenue | 0.0 | 0.0 |
| Loss for the period | -4.7 | -2.6 |

**VIE Indien Projektentwicklung & Beteiligung GmbH (VIND)**

Acquisition of international subsidiaires and investments in airport projects, above all in India. Share owned: 74% VINT, 26% VIE. Headquarters: 1300 Flughafen Wien

| in T€ | 2007[1] |
|---|---|
| Assets | 33.6 |
| Liabilities | 0.4 |
| Equity | 33.2 |
| Revenue | 0.0 |
| Loss for the period | -1.8 |

1) Founded in 2007

**VIAS Hellas Security Air Transport Services Limited Liability Company (VIAS Hellas) in Liquidation**

Provision of security services for airports, and companies commissioned by airports or airlines; this company was founded to enable VIAS to participate in tenders for the provision of security services at airports in Greece. Share owned: 100%. Headquarters: Athens, Greece

| in T€ | 2005 |
|---|---|
| Equity | 11.7 |
| Revenue | 0.0 |
| Loss for the period | -2.6 |

# Auditor's Report

(Independent Auditor's Report)

To the Members of the Management and Supervisory Board of
Flughafen Wien Aktiengesellschaft, Schwechat

**Report on the Consolidated Financial Statements**

We have audited the accompanying **consolidated financial statements** of

**Flughafen Wien Aktiengesellschaft, Schwechat,**

for the **financial year from 1 January to 31 December 2007.** Those financial statements comprise the balance sheet as of 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these consoldiated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing and International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluation the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**
Our audit did not give rise to any objections. Based on the results of our audit in our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 31 December 2007 and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU.

**Report on Other Legal Requirements**
Law and regulation applicable in Austria require us to perform audit procedures whether the group management report is consistent with the consolidated financial statements and whether the other disclosures made in the group management report do not give rise to misconception of the position of the group.

In our opinion, the Group Management Report is consistent with the consolidated financial statements.

Schwechat, 20 February 2008

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Walter Reiffenstuhl
Austrian Chartered Accountants

Martin Wagner
Austrian Chartered Accountants



# Report of the Supervisory Board

**Meetings**
The Supervisory Board met eight times during the 2007 financial year: on 14 February, 21 March, 10 April, 13 April, 24 May, 22 August, 14 November and 12 December. The Presidium and Personnel Committee held seven meetings; the Audit Committee held three meetings and the Strategy Committee held one meeting.

The committees dealt with major issues concerning the development of the company, in particular with the strategic positioning of the Flughafen Wien Group over the mid-term and the possible acquisition of or investment in other airports, and reported to the full Supervisory Board on these subjects.

The Management Board provided the Supervisory Board with regular information on the development of business and the position of the individual Group companies. The Supervisory Board was therefore able to monitor the performance of the company on a continual basis and provide support for the Management Board on decisions of fundamental importance.

**Corporate Governance Code**
A unanimous resolution of the Supervisory Board on 2 April 2003, which was passed on the recommendation of the Management Board, committed Flughafen Wien AG to compliance with the rules of the Austrian Corporate Governance Code. The Supervisory Board has fulfilled the duties and responsibilities set forth in this code.

**Audit**
KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, 1090 Vienna, Porzellangasse 51, were elected auditors of the annual financial statements at the 17th Annual General Meeting of Flughafen Wien AG and were commissioned to perform the audit. This firm audited the annual and consolidated financial statements as of 31 December 2007 and the related management reports for the Group and company, which were prepared by the Management Board, and awarded both financial statements unqualified opinions.

The Management Board presented the following documents to the Supervisory Board and reported in detail thereon: the annual financial statements of Flughafen Wien AG, which were prepared in accordance with Austrian accounting principles, the consolidated financial statements for the Flughafen Wien Group, which were prepared in accordance with International Financial Reporting Standards (IFRS), and the management reports on the 2007 financial year for the company and the Group.

The Audit Committee reviewed the annual financial statements and consolidated financial statements as well as the company and Group management reports on the 2007 financial year at its meeting in the presence and with the support of the auditor, and reported to the Supervisory Board on the results of these discussions.

**Approval of Financial Statements**
The Supervisory Board accepted the annual financial statements and the management report of Flughafen Wien AG for the 2007 financial year in the presence of the auditors. The annual financial statements of Flughafen Wien AG for the 2007 financial year are therefore approved.

**Recommendation for the Distribution of Profits**
The Supervisory Board agrees with the recommendation of the Management Board to distribute a dividend of € 2.50 per share, for a total of € 52,500,000.00, from distributable net profit of € 52,505,652.47 for 2007 and to carry forward the remainder of € 5,652.47.

**Acknowledgment**
The Supervisory Board would like to express its thanks to the members of the Management Board, key managers and all employees for their commitment and performance in 2007.

**Johannes Coreth**
Chairman of the Supervisory Board

Schwechat, 26 March 2008

# Glossary

## Technical Terms

**AEA**: Association of European Airlines

**Brokerage**: Provision of aircraft in exchange for compensation

**Cargo North**: Expansion area for cargo facilities that is located north of the B9 motorway and the Austrian crew building

**Catchment Area**: Geographical region where passengers can reach Vienna International Airport within a two-hour drive, or where the travelling time to Vienna is shorter than to any other comparable airport

**Flight Movements**: Take-offs and landings

**Hold Baggage Screening (HBS)**: Each piece of baggage that will be placed in the storage area ("hold") of an airplane is screened at an x-ray control point before loading

**Home Carrier**: Domestic airline

**Hub**: Connecting point for air traffic

**IATA**: International Air Transport Association (organisation of airline companies)

**Incentive**: Promotional measure that uses tariffs to encourage airlines to add new flight connections and increase frequencies

**Issuer Compliance Guideline**: Directive that establishes principles for the distribution of information in a company and related organisational measures to prevent the misuse of insider information; effective as of 1 November 2007.

**Low-Cost Carrier**: Airline that offers low-price flights

**Maximum Take-Off Weight (MTOW)**: Maximum allowable take-off weight determined by manufacturer for each type of aircraft

**Minimum Connecting Time**: The minimum amount of time needed for passengers and their baggage to make their connecting flights without difficulty

**Noise Zone**: Sector in which a specific noise level is exceeded

**One-Roof Concept**: Inclusion of all building functions under a single roof

**Point-to-point traffic**: Direct flights without a stop-over

**Ramp Handling**: Services related to the loading/unloading of aircraft, baggage handling, catering transport, cabin cleaning and sanitary services, passenger transport, push-back etc.

**Trucking**: Air cargo transported by lorries (substitute means of transportation)

**Turnaround**: Time required by ground

handling to ready an aircraft for the next take-off

**VIE-Skylink:** An extension of the existing terminal constructed in stages and connected with the existing terminals on the northeast side

## Calculation of Financial Indicators

**Asset Coverage 2:** (Equity + long-term borrowings) / fixed assets

**Capital Employed:** Property, plant and equipment + intangible assets + non-current receivables + working capital

**EBITDA Margin:** (EBIT + amortisation and depreciation) / operating income

**EBIT Margin:** EBIT / operating income

**Equity Ratio:** Equity / balance sheet total

**Gearing:** Net debt / equity

**Net Debt:** (Current and non-current financial liabilities) – cash and cash equivalents

**ROE (Return on Equity after Tax):** Net profit for the period / average equity

**ROCE (Return on Capital Employed after Tax):** EBIT after taxes / average capital employed

**ROS (Return on Sales):** EBIT / turnover

**Weighted Average Cost of Capital (WACC):** Weighted average cost of equity and debt.

**Working Capital:** Inventories + current receivables and other assets – current tax provisions – other current provisions – trade payables – other current liabilities

## Reply Card

| Postage paid by recipient |
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Yes, I would like to receive information on Flughafen Wien AG.
Please send me your shareholder letters and annual reports.

O I would prefer to receive current information via e-mail.

My e-mail address is: ________________________@______________

O Please send me an invitation to your tours of Vienna International Airport and other information events.

O Please delete my name from your shareholder database. I have no further interest in receiving information on Flughafen Wien AG.

**FLUGHAFEN WIEN AG**
**Communications Dept.**
**P.O. Box 1**
**A-1300 WIEN-Flughafen**

Name/Company: ________________________________________________
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Postal Code/City: _____________________________________________

REPLY CARD

203

# FILE NO. 82-3907

Flughafen Wien Aktiengesellschaft
P.O. Box 1
A-1300 Wien-Flughafen
Telephone: +43/1/7007/0
Telefax: +43/1/7007/23001
http://www.viennaairport.com

Data Registry Nr.: 008613
Corporate Register Nr.: FN 42984 m
Court of Registry:
Provincial Court in Korneuburg

**Investor Relations**
Robert Dusek
Telephone: +43/1/7007/23126
e-mail: investorrelations@viennaairport.com

**Corporate Communications**
Michael Kochwalter
Telephone: +43/1/7007/22300
e-mail: m.kochwalter@viennaairport.com

**External Communications**
Brigitta Pongratz
Telephone:+43/1/7007/22399
e-mail: b.pongratz@viennaairport.com

**Disclaimer**
This annual report contains assumptions and forecasts, which were based on information available up to the copy deadline on 6 March 2008. If the premises for these forecasts do not occur or risks indicated in the risk report do arise, actual results may vary from these estimates. Although the greatest caution was exercised in preparing data, all information related to the future is provided without guarantee.

The Annual Report 2007 of Flughafen Wien AG is also available on-line on our homepage.

**www.viennaairport.com under**
**http://ar2007.viennaairport.com**



FILE NO. 82-3907

# Open For New Horizons.

Vienna International Airport

## Vienna International Airport: 9.8% passenger growth in April

Vienna International Airport recorded sound development in traffic during the month of April. In comparison with the previous year, the number of passengers rose by 9.8% to 1,677,196. Flight movements increased 10.4% and maximum take-off weight (MTOW) grew by 9.1%.

The positive growth in traffic (scheduled and charter flights) to Eastern Europe continued during April 2008 with a plus of 18.9% in passengers.

The number of passengers handled by Vienna International Airport during the first four months of this year rose by 14.4% to a total of 5,973,345. Growth was also recorded in maximum take-off weight (MTOW) with +14.0%, flight movements with +11.8% and cargo turnover with +3.2%.

**Results in Detail**

| | April 2008 | Change in % | January to April 2008 | Change in % |
|---|---|---|---|---|
| **Passengers:** | 1,677,196 | +9.8 | 5,973,345 | +14.4 |
| **Transfer passengers:** | 506,782 | +0.4 | 1,822,064 | -0.3 |
| **Maximum take-off weight (in tonnes):** | 644,952 | +9.1 | 2,474,795 | +14.0 |
| **Flight movements (arrival + departure):** | 22,626 | +10.4 | 86,039 | +11.8 |
| **Cargo in tonnes (air cargo and trucking):** | 21,585 | -5.9 | 88,633 | +3.2 |

**For additional information contact: Corporate Communications Flughafen Wien AG**
Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007-22399
Birgit Fehsler (+43-1-) 7007-22254
Elisabeth Kern (+43-1-) 7007-23000

m.kochwalter@viennaairport.com
b.pongratz@viennaairport.com
b.fehsler@viennaairport.com
e.kern@viennaairport.com

**Investors Relations:**
Robert Dusek (+43-1-) 7007-23126
r.dusek@viennaairport.com
Homepage: www.viennaairport.com



25/08 .... KA/EK .... 15. Mai 2008

Open For New Horizons.

Vienna International Airport

**Flughafen Wien Group:**
**Net profit for the first quarter of 2008 rises 18.1% to € 20.8 million**

- + 16.2% in revenue to € 128.8 million
- + 13.3% in EBITDA to € 46.8 million
- + 19.1% in EBIT to € 29.7 million
- + 18.1% in net profit to € 20.8 million
- + 16.4% in passengers to 4,296,149

The Flughafen Wien Group recorded a year-on-year increase of 16.2% in revenue to € 128.8 million for the first quarter of 2008. EBITDA increased 13.3% to € 46.8 million and EBIT rose by 19.1% to € 29.7 million. The EBITDA margin declined 0.9 percentage points to 36.4% following an above-average rise in other operating expenses in relation to the growth in revenue, while the EBIT margin grew 0.6 percentage points to 23.1%. Profit attributable to the shareholders of the parent company totalled € 20.8 million for the first three months of 2008, which is 18.1% higher than the first quarter of 2007.

**Revenue growth in all segments**
Despite a reduction of 1.04% in the passenger tariff at the start of this year, the sound growth in traffic led to an increase of 18.6% in revenue recorded by the **Airport Segment** to € 56.7 million. Revenue in the **Handling Segment** increased 14.4% to € 38.0 million as the result of a 13.0% increase in handling services. The positive development of revenue in the **Non-Aviation Segment** continued during the first quarter of 2008 with a plus of 14.4% to € 34.1 million, which was supported above all by higher income from security controls, rentals, shops and gastronomy facilities as well as parking.

**Sound development of traffic**
Vienna International Airport handled a total of 4,296,149 passengers from January to March 2008, which represents an increase of 16.4% over the comparable prior year period. Traffic to Eastern Europe rose by 28.7%, while the Middle East recorded a plus of 15.4%. The low-cost carriers again recorded strong growth – an increase of 80.2% in passengers during the reporting period raised their share of the total passenger volume at Vienna International Airport by 8.3 percentage points to 23.5%.

**Corporate spending**

The largest projects carried out during the first quarter of 2008 included the terminal expansion (VIE-Skylink) at € 27.6 million, the enlargement of car park 4 at € 7.6 million, security systems at € 4.6 million and the installation of additional bus gates in Pier West at € 1.5 million.

**Outlook**

The expansion programme remains the primary focus of activities, whereby the most important project – the terminal extension (VIE-Skylink) – is scheduled to open before the peak traffic season in 2009. The tender process for the allocation of retail and gastronomy space in the VIE-Skylink has been concluded, and detailed planning with the operators of the 52 new shops in the new terminal areas will start during the coming months. Construction on the core zone and traffic infrastructure, which started in autumn of 2007, is proceeding according to plan. The 2,250 additional spaces in car park 4 should be completed during the second quarter of 2008, before the start of the UEFA EURO 2008™ soccer championships. The Airport Logistic Center, which will provide smaller rental facilities to logistics companies in the Cargo North area, will be completed during the second quarter of 2008.

Results for April show that the strong growth in traffic during the first three months of 2008 continued in all segments. In comparison with April of the previous year, the number of passengers rose by 9.8%.

**For additional information contact: Corporate Communications Flughafen Wien AG**
Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007-22399
Birgit Fehsler (+43-1-) 7007-22254
Elisabeth Kern (+43-1-) 7007-23000
m.kochwalter@viennaairport.com
b.pongratz@viennaairport.com
b.fehsler@viennaairport.com
e.kern@viennaairport.com

**Investor Relations:**
Robert Dusek (+43-1-) 7007-23126
mailto: r.dusek@viennaairport.com
Homepage: www.viennaairport.com

FILE NO. 82-3907

## Consolidated Interim Financial Statements

| Consolidated Income Statement in T€ | 1-3/2008 | 1-3/2007 | Change |
|---|---|---|---|
| **Revenue** | **128,772.3** | **110,834.2** | **16.2%** |
| Other operating income | 2,304.7 | 1,894.8 | 21.6% |
| **Operating income** | **131,077.0** | **112,728.9** | **16.3%** |
| Consumables and services used | -10,911.1 | -8,952.6 | 21.9% |
| Personnel expenses | -52,351.6 | -48,579.3 | 7.8% |
| Other operating expenses | -20,995.4 | -13,891.6 | 51.1% |
| **Earnings before interest, taxes, depreciation and amortisation (EBITDA)** | **46,818.9** | **41,305.4** | **13.3%** |
| Depreciation and amortisation | -17,088.1 | -16,336.5 | 4.6% |
| **Earnings before interest and taxes, (EBIT)** | **29,730.8** | **24,968.9** | **19.1%** |
| Net financing costs | -2,595.3 | -1,372.1 | 89.1% |
| Other financial income/expense | 105.0 | -80.4 | -230.6% |
| Financial results, excl. companies at equity | -2,490.3 | -1,452.5 | 71.5% |
| Income from companies at equity | -163.3 | 20.9 | -883.1% |
| **Financial results** | **-2,653.6** | **-1,431.6** | **85.4%** |
| **Profit before taxes (EBT)** | **27,077.2** | **23,537.3** | **15.0%** |
| Income taxes | -6,271.1 | -5,635.4 | 11.3% |
| **Net profit for the period** | **20,806.1** | **17,901.9** | **16.2%** |
| Thereof attributable to: | | | |
| **Equity holders of the parent** | **20,801.9** | **17,617.7** | **18.1%** |
| Minority interest | 4.2 | 284.2 | -98.5% |
| Earnings per share (in €) basic/diluted | 0.99 | 0.84 | 17.9% |

### Flughafen Wien Aktiengesellschaft

### Announcement

The report by Flughafen Wien AG on the first quarter from
1 January to 31 March 2008 is available to the general public
from the company at 1300 Flughafen Wien
and from Bank Austria, 1010 Vienna, Am Hof 2.

Flughafen Wien, 15.05.2008 The Management Board

FILE NO. 82-3907





QUARTERLY TIPS AND TRICKS FOR THE AIRPORT BUSINESS
Wow, has that tower grown... The last time I was here, it was only this high:
1ST QUARTER 2008
VIE Vienna International Airport
Open For New Horizons.

FILE NO. 82-3907

# Key Data on the Flughafen Wien Group

**Financial Indicators** (All amounts in € million, except employees)

| | 1-3/2008 | Change in % | 1-3/2007 |
|---|---|---|---|
| Total revenue | 128.8 | 16.2 | 110.8 |
| EBITDA | 46.8 | 13.3 | 41.3 |
| EBIT | 29.7 | 19.1 | 25.0 |
| EBITDA margin in %[1][3][4] | 36.4 | n.a. | 37.3 |
| EBIT margin in %[2][3][4] | 23.1 | n.a. | 22.5 |
| Net profit after minority interests | 20.8 | 18.1 | 17.6 |
| Cash flow from operating activities[4] | 38.0 | 80.8 | 21.0 |
| Equity[4] | 753.9 | 1.7 | 741.5 |
| Capital expenditure[5] | 49.1 | 56.0 | 31.5 |
| Employees[6] | 4,168 | 6.3 | 3,920 |

**Industry Indicators**

| | 1-3/2008 | Change in % | 1-3/2007 |
|---|---|---|---|
| MTOW in tonnes[7] | 1,829,843 | 15.9 | 1,578,951 |
| Passengers | 4,296,149 | 16.4 | 3,691,415 |
| Thereof transfer passengers | 1,315,282 | -0.5 | 1,322,164 |
| Flight movements | 63,413 | 12.3 | 56,482 |
| Cargo (air cargo and trucking) in tonnes | 67,048 | 6.5 | 62,970 |
| Seat occupancy in %[8] | 63.4 | n.a. | 64.3 |

Definitions:
1) EBITDA margin (earnings before interest, taxes, depreciation and amortisation) = EBIT + depreciation and amortisation / Revenue
2) EBIT margin (earnings before interest and taxes) = EBIT / Revenue
3) Beginning with the first quarter of 2008, the EBITDA margin and EBIT margin are calculated in relation to revenue and not in relation to operating income as in the prior periods
4) Comparable prior period adjusted
5) Tangible and intangible assets
6) Weighted average number of employees including apprentices, employees on holiday jobs and part-time staff, but excluding employees on official non-paying leave (maternity, military, etc.) and excluding the Managing Board and managing directors
7) MTOW: maximum take-off weight for aircraft
8) Seat occupancy: Number of passengers / Available number of seats

**Financial Calendar 2008**

| | |
|---|---|
| Interim Financial Statements 2008 | 21 August 2008 |
| Third Quarter Results 2008 | 20 November 2008 |

**Stock Exchange Listings**

Vienna, Frankfurt (Xetra), London (SEAQ International), New York (ADR)

**Information on the Flughafen Wien Share**

| | |
|---|---|
| Share price on 31.12.2007 in € | 79.00 |
| Share price on 31.3.2008 in € | 76.33 |
| Market cap as of 31.3.2008 in € mill. | 1,602.9 |
| Index weighting (ATX) in % | 2.18 |

**Ticker Symbols**

| | |
|---|---|
| Reuters | VIEV.VI |
| Bloomberg | FLUG AV |
| Datastream | O:FLU |
| ISIN | AT0000911805 |
| ÖKB-WKN | 091180 |
| ÖTOB | FLU |
| ADR | VIAAY |

# Letter to Shareholders

## Dear Shareholders,

The Flughafen Wien Group successfully continued its growth course during the first three months of 2008 and registered an increase of 16.4% in the number of passengers to 4,296,149. We also strengthened our outstanding market position in traffic to Eastern Europe with a plus of 28.7% in passenger volume to this region, and recorded a strong improvement of 15.4% in travel to the Middle East. The low-cost carriers again reported above-average growth – an increase of 80.2% in passengers during the reporting period raised their share of the total passenger volume at Vienna International Airport by 8.3 percentage points to 23.5%.

**i** Continued growth in traffic to Eastern Europe and Middle East, further increase in the share of passengers handled by low-cost carriers

At the beginning of this year, we reduced a number of airport tariffs to safeguard our competitive position. In spite of this new structure, the sound growth in traffic was reflected in nearly all relevant financial indicators: revenue recorded by the Flughafen Wien Group rose by 16.2% over the comparable prior year period to € 128.8 million, EBITDA by 13.3% to € 46.8 million and EBIT by 19.1% to € 29.7 million. The EBITDA margin declined 0.9 percentage points to 36.4% following an above-average increase in other operating expenses compared with the growth in traffic, while the EBIT margin improved 0.6 percentage points to 23.1%. Net profit attributable to the shareholders of the parent company equalled € 20.8 million, which represents an improvement of 18.1% over the first quarter of 2007. Our most important investment project, the terminal extension (VIE-Skylink), is scheduled to open before the peak traffic season in 2009. The tender for the allocation of the 52 shops and gastronomy facilities in the new terminal area was largely completed during the reporting period, and was highly successful as the demand for space far exceeded our expectations. Construction is also proceeding as scheduled on the expansion of car park 4 to include an additional 2,250 spaces. In order to handle the strong growth in traffic, we opened five additional Schengen bus gates at the beginning of April 2008. The strong upward trend during the first three months provides us with grounds for optimism concerning the development of business for the full 2008 financial year. From the current point of view, we expect the growth in traffic will reflect our previously announced forecasts: +8.0% in the number of passengers as well as +6.0% in flight movements and maximum take-off weight. Flughafen Wien AG plans to update its traffic estimates for the current and following years, and announce adjusted forecasts in August 2008.

**i** Increase of 16.2% in revenue to € 128.8 million and 13.3% in EBITDA to € 46.8 million.

In conclusion, we would like to thank our shareholders and customers for their trust. Our special thanks also goes out to the many men and women who work for the Flughafen Wien Group – without their commitment, the steady growth in earnings would not have been possible.

| | | |
|---|---|---|
| **Christian Domany** | **Herbert Kaufmann** | **Gerhard Schmid** |
| Member of the Management Board | Member and Speaker of the Management Board | Member of the Management Board |

FILE NO. 82-3907

# Interim Group Management Report

## The development of traffic

Over 4.2 million passengers handled during the first quarter, for a plus of 16.4% vs. the previous year.

Vienna International Airport handled a total of 4,296,149 passengers from January to March 2008, which represents a year-on-year increase of 16.4%. Traffic to Eastern Europe rose by 28.7%, while the Middle East recorded a plus of 15.4%. Despite the partial saturation that has taken hold of the international market and the increasing competition for market share among the low-cost carriers, these airlines made an above-average contribution to the development of traffic at Vienna International Airport. The number of passengers handled by the low-cost carriers increased 80.2% to 1,007,721, and raised their share of the total passenger volume at Vienna International Airport from 15.2% in the first quarter of 2007 to 23.5% for the reporting period.

Maximum take-off weight (MTOW) totalled 1,829,843 tonnes, which reflects an increase of 15.9% over the comparable prior year period. Cargo volume (air cargo and trucking) grew 6.5% to 67,048 tonnes and flight movements rose by 12.3% to 63,413. Seat occupancy declined 0.9 percentage points to 63.4%.

## Revenue for the first quarter of 2008

Protect your growth in all areas of business!

Group revenue rose by 16.2% to € 128.8 million in the first quarter of 2008, with all three segments providing support for this growth. Despite a reduction of 1.04% in the passenger tariff at the beginning of 2008, the growth in traffic led to an increase of 18.6% in revenue recorded by the Airport Segment to € 56.7 million. Revenue in the Handling Segment increased 14.4% to € 38.0 million as the result of a 13.0% year-on-year increase in handling services. The average market share grew 0.6 percentage points over the comparable prior year period to 89.1% for the first quarter of 2008. Revenue in the Non-Aviation Segment increased 14.4% to € 34.1 million, above all due to higher income from parking, rentals, shops and gastronomy facilities as well as security controls.

## Earnings for the first quarter of 2008

The 21.6% increase in other operating income to € 2.3 million was related primarily to own work capitalised, which was € 0.5 million higher in the reporting period.

Consumables and services used rose by 21.9% to € 10.9 million for the first quarter of 2008, above all due to a weather-based increase in the use of de-icing materials as well as a rise in energy costs that was triggered by volume and price increases.

Personnel expenses increased 7.8% over the prior year period to € 52.4 million, and generally reflected the higher average number of employees in the Flughafen Wien Group. The expansion of security services and the steady growth of traffic were reflected in a 6.3% increase in the workforce to 4,168.

Other operating expenses rose by 51.1% to € 21.0 million, chiefly as a result of higher costs for marketing, maintenance and external services. Depreciation and amortisation increased 4.6% to € 17.1 million.

Earnings before interest, taxes, depreciation and amortisation (EBITDA) increased 13.3% over the comparable prior year period to € 46.8 million for the first three months of 2008, while the EBITDA margin declined 0.9 percentage points to 36.4%. This development was supported by revenue growth of 16.2% that was contrasted by an above-average rise in other operating expenses following higher additions to provisions for joint marketing activities and higher maintenance expenses. Earnings before interest and taxes (EBIT) improved 19.1% to € 29.7 million and the EBIT margin grew 0.6 percentage points to 23.1%.

Financial results declined € 1.2 million to € -2.7 million due to a decrease in income from securities. Profit before taxes (EBT) increased 15.0% to € 27.1 million and resulted in an 11.3% increase in tax expense to € 6.3 million. Net profit of € 20.8 million for the period includes € 4,249.81 attributable to minority interests. Profit attributable to the shareholders of the parent company totalled € 20.8 million for the first three months of 2008, which is 18.1% higher than the first quarter of 2007. Basic earnings per share equalled € 0.99 compared with € 0.84 in the comparable prior year period, and also represent diluted earnings per share.

## Financial, asset and capital structure

### Assets

Non-current assets totalled € 1,366.6 million as of 31 March 2008, which is 2.5% higher than on 31 December 2007. This growth resulted above all from an increase in property, plant and equipment. Investments in intangible assets and property, plant and equipment totalled € 49.1 million, and significantly exceeded the comparable prior year level by 56.0% as well as depreciation of € 17.1 million. Current assets declined 0.5% from the balance sheet date on 31 December 2007 to € 225.8 million. This development resulted chiefly from a decrease of € 10.3 million in cash and cash equivalents as well as a decline of € 2.6 million in securities, which was related to the recognition of changes in the market value of these assets as of 31 March 2008 directly in equity with no effect on profit or loss. As a result of the increase in revenue, trade receivables included under receivables and other assets rose by € 9.3 million to € 52.5 million.

Well-planned investments in modern, customer-oriented infrastructure are the guarantee for growth

### Equity and liabilities

Equity rose by 2.6% over the level at 31 December 2007 to € 753.9 million as of 31 March 2008, and reflected the net profit of € 20.8 million recorded for the first quarter of 2008. Minority interests as of 31 March 2008 represent the stakes held by the co-shareholders RZB Holding GmbH and Penta Investments Limited in the Slovakian subsidiary BTS Holding a.s., Bratislava. The equity ratio equalled 47.3%, compared with 47.1% as of 31 December 2007.

Non-current liabilities rose by a slight 0.3% to € 609.6 million compared with the 2007 year-end balance. The increase of 4.9% in current liabilities to € 228.9 million resulted primarily from a higher level of trade payables in comparison with 31 December 2007, and was related to the Group's investment activities.

## Cash flow statement

Profit before taxes (EBT) rose by 15.0% year-on-year to € 27.1 million. The € 21.7 million rise in receivables during the first quarter of 2008 was contrasted by a smaller decline of € 18.3 million in provisions and a higher increase of € 19.0 million in liabilities. These changes as well as a plus of € 0.8 million in depreciation led to a combined increase of € 17.0 million or 80.8% in net cash flow from operating activities to € 38.0 million.

Net cash flow from investing activities improved by € 32.1 million or 39.6% to € -49.0 million. This development reflected the purchase of € 49.7 million in securities during the comparable prior year period as well as an increase of € 17.6 million for investments in intangible assets and property, plant and equipment during the first quarter of 2008.

i

+80.8% in cash flow from operating activities to € 38.0 million, +39.6% in cash flow from investing activities to € -49.0 million, -99.2% in cash flow from financing activities to € 0.8 million.

Net cash flow from financing activities for the reporting period was related primarily to an increase of € 0.8 million in short-term borrowings, whereby the prior year value was influenced by the conclusion of a € 100.0 million long-term loan. These factors were reflected in a decline of € 97.4 million or 99.2% in net cash flow from financing activities to € 0.8 million. Including the positive effect of currency translation adjustments, cash and cash equivalents decreased € 10.3 million from the level at 31 December 2007 to € 19.0 million as of 31 March 2008.

## Corporate spending

The largest projects carried out during the first quarter of 2008 included the terminal expansion (VIE-Skylink) at € 27.6 million, the enlargement of car park 4 at € 7.6 million, security systems at € 4.6 million and an increase in the number of bus gates at € 1.5 million.

## Risks of future development

The major risks and uncertainties associated with the development of business during the last three quarters of the 2008 financial year are also related to the ability of Vienna International Airport to maintain its position as an east-west hub for air travel – together with the Austrian Airlines Group as Vienna's primary airline customer – as well as the development of new areas of business and the creation of airport capacity to match the development of traffic.

## Outlook

Results for April show that the strong growth in traffic during the first three months of 2008 continued in all segments. In comparison with April of the previous year, the number of passengers rose by 9.8%, flight movements by 10.4% and maximum take-off weight (MTOW) by 9.1%. From the current point of view, this positive trend should continue throughout 2008.

The expansion programme remains a key focus of activities, whereby the most important project – the terminal extension (VIE-Skylink) – is scheduled to open before the peak traffic season in 2009. Detailed planning with the operators of the 52 new shops in the new terminal areas will also start during the coming months.

The construction measures for the core zone (in particular, the square in front of the terminal extension) and traffic infrastructure are proceeding according to plan. The 2,250 additional spaces in car park 4 should be completed during the second quarter of 2008, before the start of the UEFA EURO 2008™ soccer championships. Construction is also progressing on the Airport Logistic Center, which will provide smaller rental facilities to logistics companies. This project will take the form of a building erected by a third party on land in the Cargo North area that is owned by Flughafen Wien AG, and will be completed during the second quarter of 2008.

Flughafen Wien AG has pursued a long-term internationalisation strategy for many years, and is continuing negotiations with the minority shareholders of the Slovakian subsidiary KSC Holding a.s. for the purchase of the remaining shares.

Schwechat, 30 April 2008

**Christian Domany**
Member of the
Management Board

**Herbert Kaufmann**
Member and Speaker
of the Management Board

**Gerhard Schmid**
Member of the
Management Board

# Segment Reporting

**Segment Results in T€**

| | 1-3/2008 | 1-3/2007 | Change in % |
|---|---|---|---|
| **Airport** | | | |
| External revenue | 56,711.6 | 47,833.9 | 18.6 |
| Segment EBIT | 20,713.8 | 18,761.2 | 10.4 |
| **Handling** | | | |
| External revenue | 37,973.1 | 33,187.0 | 14.4 |
| Segment EBIT | 3,800.0 | 1,821.5 | 108.6 |
| **Non-Aviation** | | | |
| External revenue | 34,062.2 | 29,780.8 | 14.4 |
| Segment EBIT | 11,119.1 | 9,468.9 | 17.4 |

## Segment Airport

i

+18.6% increase in revenue to € 56.7 million, despite tariff reduction.

The strong growth in traffic (passengers: +16.4%, flight movements: +12.3% and maximum take-off weight: +15.9%) was also reflected in an increase in external revenue recorded by the Airport Segment, which rose by 18.6% to € 56.7 million for the first quarter of 2008. This development took place in spite of the tariff reductions that were implemented at the start of the year to strengthen the competitive position of Vienna International Airport. As of 1 January 2008 the passenger tariff and the infrastructure tariff (passage) were reduced by 1.04% and the landing and parking tariffs by 0.09%.

The share of the Austrian Airlines Group in total passenger volume declined from 55.7% to 48.8% during the reporting period. The low-cost carriers increased their share of passenger traffic by 8.3 percentage points to 23.5% based on an increase of 80.2% in the number of passengers handled.

External operating expenses rose by 28.6% to € 28.7 million, above all due to an increase in marketing activities and maintenance. In spite of this development, EBIT in the Airport Segment rose by 10.4% to € 20.7 million and EBITDA improved 7.3% to € 30.2 million.

## Segment Handling

i

Increase in handling, cargo and aircraft de-icing services generate plus of 14.4% in revenue to € 38.0 million.

External revenue in the Handling Segment increased 14.4% to € 38.0 million, in particular due to growth of 13.0% in handling activities and a plus of 6.5% in cargo. This development was supported by higher revenue from individual services (+31.1%), which was comprised chiefly of income from de-icing services.

External operating expenses rose by 10.9% to € 32.7 million, which is substantially less than the growth in revenue. This increase is related primarily to higher depreciation and personnel expenses, in particular an increase of 5.2% in the workforce that was required to handle the growth in traffic.

The average market share rose 0.6 percentage points over the comparable prior year period to 89.1% for the first quarter of 2008. Segment EBIT increased 108.6% to € 3.8 million and EBITDA 63.8% to € 5.7 million.

### Segment Non-Aviation

The Non-Aviation Segment reported an increase of 14.4% in external revenue to € 34.1 million for the first quarter of 2008, which was driven by the continued positive development of income from parking, rentals and security controls. Primary revenue recorded by the shops and gastronomy operations increased 13.6%.

Plan modern, customer-oriented gastronomy and shopping areas!

External operating expenses rose by € 3.1 million or 10.1%, above all due to higher energy costs that resulted from volume and price increases as well as higher depreciation and maintenance charges. In comparison with the first quarter of the previous year, segment EBIT rose by 17.4% to € 11.1 million and segment EBITDA by 14.0% to € 16.7 million.

# Consolidated Interim Financial Statements

**Consolidated Income Statement in T€**

| | 1–3/2008 | 1–3/2007 | Change in % |
|---|---|---|---|
| Revenue | 128,772.3 | 110,834.2 | 16.2 |
| Other operating income | 2,304.7 | 1,894.8 | 21.6 |
| Operating income | 131,077.0 | 112,728.9 | 16.3 |
| Consumables and services used | -10,911.1 | -8,952.6 | 21.9 |
| Personnel expenses | -52,351.6 | -48,579.3 | 7.8 |
| Other operating expenses | -20,995.4 | -13,891.6 | 51.1 |
| Earnings before interest, taxes, depreciation and amortisation (EBITDA) | 46,818.9 | 41,305.4 | 13.3 |
| Depreciation and amortisation | -17,088.1 | -16,336.5 | 4.6 |
| Earnings before interest and taxes (EBIT) | 29,730.8 | 24,968.9 | 19.1 |
| Net financing costs | -2,595.3 | -1,372.1 | 89.1 |
| Other financial income / expense | 105.0 | -80.4 | -230.6 |
| Financial results, excl. companies at equity | -2,490.3 | -1,452.5 | 71.5 |
| Income from companies at equity | -163.3 | 20.9 | -883.1 |
| Financial results | -2,653.6 | -1,431.6 | 85.4 |
| Profit before taxes (EBT) | 27,077.2 | 23,537.3 | 15.0 |
| Income taxes | -6,271.1 | -5,635.4 | 11.3 |
| Net profit for the period | 20,806.1 | 17,901.9 | 16.2 |
| Thereof attributable to: | | | |
| Equity holders of the parent | 20,801.9 | 17,617.7 | 18.1 |
| Minority interest | 4.2 | 284.2 | -98.5 |
| Earnings per share (in €) basic/diluted | 0.99 | 0.84 | 17.9 |

# FILE NO. 82-3907

**Consolidated Balance Sheet in T€**

| ASSETS | 31.3.2008 | 31.12.2007 | Change in % |
|---|---|---|---|
| **Non-current assets** | | | |
| Intangible assets | 9,087.4 | 9,318.1 | -2.5 |
| Property, plant and equipment | 1,126,813.0 | 1,098,496.0 | 2.6 |
| Investment property | 126,409.9 | 122,595.1 | 3.1 |
| Investments accounted for using the equity method | 100,763.2 | 99,704.1 | 1.1 |
| Other financial assets | 2,528.0 | 2,528.0 | 0.0 |
| Deferred tax assets | 988.7 | 1,193.7 | -17.2 |
| [illegible] | [illegible] | [illegible] | 2.6 |
| **Current assets** | | | |
| Inventories | 3,164.3 | 3,378.2 | -6.3 |
| Securities | 139,429.7 | 142,078.6 | -1.9 |
| Receivables and other assets | 64,209.9 | 52,268.8 | 22.8 |
| Cash and cash equivalents | 19,015.8 | 29,293.0 | -35.1 |
| [illegible] | [illegible] | [illegible] | [illegible] |
| [illegible] | 1,592,409.9 | [illegible] | [illegible] |

**EQUITY AND LIABILITIES**

| | | | |
|---|---|---|---|
| **Equity** | | | |
| Share capital | 152,670.0 | 152,670.0 | 0.0 |
| Capital reserves | 117,657.3 | 117,657.3 | 0.0 |
| Other reserves | -4,299.5 | -2,421.7 | 77.5 |
| Retained earnings | 487,119.3 | 466,317.4 | 4.5 |
| Minority interest | 737.8 | 711.8 | 3.7 |
| [illegible] | [illegible] | [illegible] | 2.6 |
| **Non-current liabilities** | | | |
| Provisions | 93,713.7 | 92,274.3 | 1.6 |
| Financial liabilities | 468,191.9 | 468,191.9 | 0.0 |
| Other liabilities | 47,740.4 | 47,366.9 | 0.8 |
| [illegible] | 609,645.0 | [illegible] | [illegible] |
| **Current liabilities** | | | |
| Provisions for taxation | 653.8 | 582.3 | 12.3 |
| Other provisions | 90,847.1 | 100,768.8 | -9.8 |
| Financial liabilities | 956.0 | 144.8 | 560.4 |
| Trade payables | 82,829.8 | 65,172.9 | 27.1 |
| Other liabilities | 53,592.3 | 51,416.8 | 4.2 |
| [illegible] | [illegible] | [illegible] | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] |

**Consolidated Cash Flow Statement in T€**

| | 1–3/2008 | 1–3/2007[1] | Change in % |
|---|---|---|---|
| **Net cash flow** | | | |
| from operating activities | 37,962.8 | 20,999.0 | 80.8 |
| from investing activities | -49,010.7 | -81,138.6 | -39.6 |
| from financing activities | 752.0 | 98,168.1 | -99.2 |
| Change in cash and cash equivalents | -10,295.9 | 88,028.5 | -127.1 |
| Currency translation adjustments | 18.8 | 4.5 | 316.4 |
| Cash and cash equivalents at the beginning of the period | 29,293.0 | 91,868.9 | -68.1 |
| Cash and cash equivalents at the end of the period | 19,015.8 | 129,901.9 | -85.4 |

1) adjusted; see changes in accounting policies on page 130 of the notes to the consolidated financial statements for 2007

**Consolidated Statement of Recognised Income and Expense in T€**

| | 1–3/2008 | 1–3/2007 |
|---|---|---|
| **Income and expense recognised directly in equity (gross)** | | |
| Change in fair value of available-for-sale securities | | |
| Recognised directly in equity | -2,753.9 | 342.5 |
| Recognised to profit and loss for the current period | 0.0 | 0.0 |
| Change arising from foreign currency translation | | |
| Recognised directly in equity | 273.0 | 2,039.7 |
| Recognised to profit and loss for the current period | 0.0 | 0.0 |
| Deferred taxes on items recognised directly in equity | 624.8 | -85.6 |
| Total income and expense recognised directly in equity | -1,856.0 | 2,296.5 |
| Net profit for the period | 20,806.1 | 17,901.9 |
| Total recognised income and expense | 18,950.0 | 20,198.4 |
| Thereof attributable to: | | |
| Equity holders of the parent | 18,924.0 | 18,854.6 |
| Minority interest | 26.0 | 1,343.8 |

**Consolidated Statement of Changes in Equity in T€**

| | Share capital | Capital reserves | Other reserves | Retained earnings | Minority interest | Total |
|---|---|---|---|---|---|---|
| Balance on 1.1.2007 | 52,670.0 | 117,657.3 | -1,425.0 | 431,545.4 | 38,748.7 | 739,196.4 |
| Adjustments[1] | | | -3,156.6 | | -14,758.8 | -17,915.4 |
| Balance on 1.1.2007 adjusted | 52,670.0 | 117,657.3 | -4,581.6 | 431,545.4 | 23,989.9 | 721,281.1 |
| Currency translation adjustments | | | 980.0 | | 1,059.6 | 2,039.7 |
| Fair value measurement of securities | | | 256.9 | | | 256.9 |
| Income and expense recognised directly in equity | 0.0 | 0.0 | 1,236.9 | 0.0 | 1,059.6 | 2,296.5 |
| Net profit for the period | | | | 17,617.7 | 284.2 | 17,901.9 |
| Total recognised income and expense | 0.0 | 0.0 | 1,236.9 | 17,617.7 | 1,343.8 | 20,198.4 |
| Balance on 31.3.2007 | 52,670.0 | 117,657.3 | -3,344.6 | 449,163.0 | 25,333.7 | 741,479.5 |

1) see changes in accounting policies on page 130 of the notes to the consolidated financial statements for 2007

**Consolidated Statement of Changes in Equity in T€**

| | Share capital | Capital reserves | Other reserves | Retained earnings | Minority interest | Total |
|---|---|---|---|---|---|---|
| [redacted] | | | | | | |
| Currency translation adjustments | | | 251.2 | | 21.8 | 273.0 |
| Fair value measurement of securities | | | -2,065.4 | | | -2,065.4 |
| Cash flow hedge | | | -63.6 | | | -63.6 |
| [redacted] | | | | | | |
| Net profit for the period | | | | 20,801.9 | 4.2 | 20,806.1 |
| [redacted] | | | | | | |

## Segment Results

**1–3/2008 in T€**

| | Airport | Handling | Non-Aviation | Group |
|---|---|---|---|---|
| External segment revenue | 56,711.6 | 37,973.1 | 34,062.2 | 128,746.9 |
| Internal segment revenue | 7,337.9 | 5,610.3 | 15,069.8 | |
| Total segment revenue | 64,049.5 | 43,583.4 | 49,132.0 | |
| Other external revenue | | | | 25.3 |
| [redacted] | | | | |
| Segment results | 20,713.8 | 3,800.0 | 11,119.1 | 35,633.0 |
| Other (not assignable) | | | | -5,902.2 |
| [redacted] | | | | |

**1–3/2007 in T€**

| | Airport | Handling | Non-Aviation | Group |
|---|---|---|---|---|
| External segment revenue | 47,833.9 | 33,187.0 | 29,780.8 | 110,801.7 |
| Internal segment revenue | 7,095.2 | 5,159.6 | 13,943.7 | |
| Total segment revenue | 54,929.1 | 38,346.6 | 43,724.5 | |
| Other external revenue | | | | 32.5 |
| [redacted] | | | | |
| Segment results | 18,761.2 | 1,821.5 | 9,468.9 | 30,051.6 |
| Other (not assignable) | | | | -5,082.7 |
| [redacted] | | | | |

# Selected Notes

## Basis of preparation

The condensed consolidated interim financial statements of Flughafen Wien AG as of 31 March 2008 were prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union. The condensed consolidated interim financial statements also reflect the IFRS, as announced by the International Accounting Standards Board (IASB).

In agreement with IAS 34 (Interim Financial Reporting), the condensed consolidated interim financial statements do not include all information and disclosures that are required for annual financial statements, and should be read in connection with the consolidated financial statements of Flughafen Wien AG as of 31 December 2007.

## Significant accounting policies

The preparation of these condensed consolidated interim financial statements was based on the same accounting and valuation policies as well as the same calculation methods used in preparing the consolidated annual financial statements for 2007. Additional information on the accounting and valuation methods, in particular the changes in accounting policies compared with the consolidated financial statements for 2006, is provided in the consolidated financial statements as of 31 December 2007, which form the basis for these condensed consolidated interim financial statements. The use of automatic data processing equipment may lead to rounding differences in the addition of rounded amounts and percentage rates.

## Seasonality of the airport business

Revenues and earnings recorded by Flughafen Wien AG for the first and fourth quarters of the calendar year are generally lower than the second and third quarters due to the seasonality of the aviation branch. These higher results are a consequence of the increase in the number of passengers during the vacation season in Europe.

## Consolidation range

In addition to Flughafen Wien AG, these condensed consolidated interim financial statements include 11 domestic (31.12.2007: 11) and 3 foreign (31.12.2007: 3) subsidiaries in which Flughafen Wien AG directly or indirectly exercises the majority of voting rights. The minority stake in KSC Holding a.s. is shown as a liability because the minority shareholders have a put option to sell their shares to Flughafen Wien AG. In addition, 3 domestic companies (31.12.2007: 3) and 4 foreign companies (31.12.2007: 4) are included using the equity method. Seven subsidiaries were not included in the condensed consolidated interim financial statements because they are immaterial for the provision of a true and fair picture of the asset, financial and earnings position of the Group.

No initial consolidations or deconsolidations were recognised during the first quarter of 2008.

### Other information

There were no material changes in liabilities or other financial obligations since the last balance sheet date.

The circle of related companies and persons has remained largely unchanged since the last annual financial statements. As in the comparable prior year period, no material transactions were conducted with related companies or persons during the first quarter of 2008.

Events after the end of the interim reporting period that are of material importance for recognition and measurement as of 31 March 2008, such as outstanding legal proceedings or claims for damages as well as other obligations and impending losses which must be recognised or disclosed in accordance with IAS 10, are included in these interim financial statements or are not known.

The condensed consolidated interim financial statements and interim group management report were not audited or reviewed by a certified public accountant.

## Statement by the members of the Management Board

"We confirm to the best of our knowledge that the condensed consolidated interim financial statements provide a true and fair view of the assets, liabilities, financial position and profit of the group as required by the applicable accounting standards and that the interim group management report provides a true and fair view of important events that occurred during the first three months of the financial year and their impact on the condensed consolidated interim financial statements as well as the principal risks and uncertainties for the remaining nine months of the financial year and of the major related party transactions disclosed."

Schwechat, 30 April 2008

**Christian Domany**
Member of the
Management Board

**Herbert Kaufmann**
Member and Speaker
of the Management Board

**Gerhard Schmid**
Member of the
Management Board

# FILE NO. 82-3907



If you like this quarterly report, you should see our latest annual report.

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Investor Relations:
Robert Dusek
Telephone: +43/1/7007/23126
e-mail: investor-relations@viennaairport.com

**Imprint**
Publisher: Flughafen Wien AG, Corporate Communications· P.O. Box 1, A-1300 Wien-Flughafen, Telephone: +43/1/7007/23333, Telefax: +43/1/7007/23805

Investor Relations: Robert Dusek, Telephone: +43/1/7007-23126, Telefax: +43/1/7007/23058, e-mail: investor-relations@viennaairport.com ·

http://www.viennaairport.com · Data Registry Nr.: 008613 · Corporate Register Nr.: FN 42984 m · Court of Registry: Provincial Court in Korneuburg · Printed by: Holzhausen Druck+Medien

FILE NO. 82-3907


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